Kimball® Electronics

2025 ANNUAL REPORT

BUILDING TOMORROW, TOGETHER

Who We Are

Kimball Electronics was founded in 1961 and incorporated in 1998. We deliver a package of value that includes durable, high-reliability electronics, higher level and final assemblies, and contract manufacturing organization ("CMO") solutions. Our CMO solutions support the production of medical disposables and drug delivery devices, from precision molded plastics and cold chain management to drug integration. Customers and industry trade publications regularly award us for our design and manufacturing expertise that, coupled with robust processes and procedures, help us ensure that we deliver the highest levels of quality, reliability, and innovative service throughout the entire lifecycle of our customers' products. Our Customer Relationship Management ("CRM") model is key to providing our customers convenient access to our highly integrated global footprint, enabled by our largely standardized operating system and procedures.

We offer our services globally on a contract basis, and we manufacture products to our customers' specifications. Our services primarily include:

- Production and testing of printed circuit board assemblies (PCBAs);
- High-level and final assembly of medical, automotive, and industrial products;
- Design services and support, including innovative Design for Excellence solutions;
- Supply chain services and support;
- Rapid prototyping and new product introduction support;

- Product design and process validation and qualification;
- Industrialization and automation of manufacturing processes;
- Reliability testing (testing of products under a series of extreme environmental conditions);
- Aftermarket services;
- Production and assembly of medical devices, medical disposables including packaging, and other non-electronic products;

- Drug delivery devices and solutions with and without electronics;
- Class 7 and 8 clean room assembly, cold chain and product sterilization management;
- Design engineering and production of precision molded plastics; and
- Complete product lifecycle management.

OUR GLOBAL PRESENCE

Our global footprint supports our customers' specialized manufacturing needs. Whether the requirement is in-region support for an end market, access to a lower cost market, or proximity to a customer team, Kimball Electronics has a solution.

North America
Jasper, Indiana (Manufacturing and World Headquarters) Indianapolis, Indiana Reynosa, Mexico

Europe
Poznan, Poland Timisoara, Romania Amsterdam, Netherlands

Asia
Nanjing, China Laem Chabang, Thailand

FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share data)	Fiscal Year Ended June 30,	
	2025	2024
Net Sales	**$ 1,486,727**	$ 1,714,510
Operating Income, as reported (GAAP)	**$ 45,535**	$ 49,277
Stock Compensation Expense	**6,519**	7,185
SERP	**614**	680
Legal Settlements (Recovery)	**-**	(892)
Restructuring Expense	**10,990**	2,386
Goodwill Impairment	**-**	5,820
Asset Impairment (Gain on Disposal)	**(2,391)**	17,040
Adjusted Operating Income (non-GAAP)	**$ 61,267**	$ 81,496
Net Income, as reported (GAAP)	**$ 16,984**	$ 20,511
Stock Compensation Expense, After-Tax	**4,944**	5,449
Legal Settlements (Recovery), After-Tax	**-**	(676)
Restructuring Expense, After-Tax	**8,314**	1,810
Goodwill Impairment, After-Tax	**-**	4,414
Asset Impairment (Gain on Disposal), After-Tax	**(2,086)**	9,787
Adjusted Net Income (non-GAAP)	**$ 28,156**	$ 41,295
Diluted Earnings per Share, as reported (GAAP)	**$ 0.68**	$ 0.81
Stock Compensation Expense	**0.19**	0.22
Legal Settlements (Recovery)	**-**	(0.03)
Restructuring Expense	**0.33**	0.07
Goodwill Impairment	**-**	0.18
Asset Impairment (Gain on Disposal)	**(0.08)**	0.39
Adjusted Diluted Earnings per Share (non-GAAP)	**$ 1.12**	$ 1.64
Return on Invested Capital[1]	**5.3%**	8.2%
Cash Flow from Operations	**$ 183,937**	$ 73,217
Capital Expenditures[2]	**$ 33,675**	$ 47,040
Share Owners' Equity	**$ 569,884**	$ 540,461

[1] Return on Invested Capital is a Non-GAAP measure – refer to Reconciliation of Non-GAAP Results on the Company website.

[2] Capital Expenditures include purchases of capitalized software.

DIVERSIFIED PORTFOLIO OF END MARKETS AND MARKET SERVICES



Automotive 49%*
Medical 27%*
Industrial 24%*



Automotive (-11)**
- Electronic Power Steering
- Body Controls
- Advanced Driver-Assistance Systems
- Electronic Braking Systems



Medical (-7%)**
- Sleep Therapy and Respiratory Care
- Image Guided Therapy
- In Vitro Diagnostics
- Drug Delivery
- AED
- Patient Monitoring



Industrial (-24%)**
- Climate Controls
- Automation Controls
- Public Safety
- IoT & Factory Automation
- Efficient Energy
- Off Highway/Commercial Equipment

*Percentage of net sales
**Percentage change compared to fiscal year 2024



Richard D. Phillips
Chief Executive Officer

 Our focus of Building Tomorrow, Together is more than just a theme. It's our strategic philosophy. It reflects how we create long-term value by aligning innovation, operational excellence, and purpose with the needs of our customers, employees, and Share Owners."

To Our Share Owners

As I completed my second full year as CEO of Kimball Electronics, I once again reflected on the privilege I feel to be writing to you today. Our Company has a rich history of excellence, a genuine focus on long-term relationships, and Guiding Principles which have stood the test of time... influencing actions and behaviors as we live them each and every day. What I know is that our corporate culture manifests in performance. Although the past two years have been challenging, the focus, rigor, and discipline of the entire Company has never been stronger. It is truly humbling to be in a position of leadership for an organization with such a distinguished pedigree.

"Controlling What We Could Control"

FY25 was a year with a challenging operating environment resulting from prolonged demand softness in the markets we serve, unprecedented geopolitical uncertainty, and the impact of the loss of two major programs that were not a result of our actions, but were reflected in operations. Yet despite these headwinds, our team demonstrated remarkable resilience and perseverance, we strengthened our company culture, and delivered record-setting results in areas where we were "controlling what we could control":

- FY25 was the third highest annual revenue total in our 60+ year history, with over 75% coming from customers that we have worked with for a decade, or more.

- We recorded a record number of wins for future business.

- Our quality ratings were at a 15-year high.

- For the eleventh consecutive year, we achieved the Highest Overall Customer Ratings from CIRCUITS ASSEMBLY in the seven categories of dependability and timely delivery,

manufacturing quality, responsiveness, technology, value for the price, flexibility, and overall satisfaction.

- We generated an all-time best in cash from operating activities, and paid down our debt to its lowest level in three years.

- We returned $12 million to you, our Share Owners, through share repurchases.

Unfortunately, we also had to make some difficult decisions, ones we did not take lightly as they directly impacted friends and coworkers. We completed the divestiture of the non-core Automation, Test, and Measurement business in the fiscal year, and we announced the closure of our facility in Tampa, streamlining our network, improving global capacity utilization, aligning our electronics manufacturing footprint in the U.S. with current and long-term market demand, and positioning us to better leverage our facilities in low-cost regions. We are grateful to the employees in Tampa and for their accomplishments since the Reptron acquisition in 2007. The team there played a vital role during the pandemic, supplying ventilators to those in need... and we appreciate their contributions as part of Kimball.

We recognize that we cannot "cut our way to greatness"... and that "controlling what we can control" means also focusing on top-line growth. Our balance sheet is now a competitive strength with ample liquidity to weather geopolitical unpredictability, while providing dry powder for opportunistic investments in our return to profitable growth.

Building Tomorrow, Together

Our focus of Building Tomorrow, Together is more than just a theme. It's our strategic philosophy. It reflects how we create long-term value by aligning innovation, operational excellence, and purpose with the needs of our customers, employees, and Share Owners. Our emphasis on collaborative innovation extends beyond technical solutions – it's human centered, focusing on how technology improves quality for life – whether it's braking and steering systems in vehicles, motor controls for HVAC systems, or diagnostic and therapeutic equipment in the medical field. The emphasis on quality and reliability is deeply embedded in how we operate across all end market verticals. Internally, we reference a 'five nines' reliability standard – 99.999% – as a reflection of the performance and consistency we strive for. The medical CMO aligns well with our expertise in a highly-regulated, highly-engineered, complex manufacturing environment. The recent announcement by our largest medical customer that they were making Kimball the sole supplier on their respiratory care final assembly and Higher Level Assembly business is a great example of our growth potential.

Focusing on Our Future

As we evaluate the medical CMO space, we see opportunities for higher EBITDA margins. Our strategy is to pursue growth with blue chip customers who have long product lifecycles. Not only will we add capabilities, we will continue building our scalable platform that creates opportunities for vertical integration, positions us to take on more of the complex programs that align with our strengths, and supports the work we already do well.

Our new 308,000-square-foot medical CMO facility in Indianapolis is an important milestone in this strategy. It gives us the space we need to expand our production capabilities in cold chain management, complete device assembly, and precision-molded plastics. Our current manufacturing expertise includes medical

disposables, single-use surgical instruments, and selected drug delivery devices, such as auto-injectors. We're expanding this expertise to areas such as cardiology, orthopedics, minimally invasive surgery, and surgical instruments & packaging. The medical market presents us with a compelling opportunity to diversify our revenue and leverage our core strengths as a trusted partner in a complex and highly-regulated industry. With this facility, we are well positioned to meet current and future customer needs, while staying committed to exploring inorganic options to augment this space where it makes strategic sense.

We expect FY26 to be another step forward in this journey, which will unfold over time, and we anticipate positive top-line growth in FY27. Throughout, we will stay true to our Guiding Principles and continue to:

- Be collaborative and team-oriented.

- Set high aspirations... not unrealistic goals, but attainable targets that require stretching.

- Communicate openly and proactively.

- Remain accountable to each other, to our Company, to our customers, and to you, our Share Owners.

The recent move in our stock price reflects investor confidence that we are on the right path. I'm excited for the future of the Company and thank you for your support.

We invite you to stay informed by visiting our website at www.kimballelectronics.com as we continue to build lasting relationships for global success.

For more detailed insights into the past year, we encourage you to read the following Form 10-K.

Richard D. Phillips

Richard D. Phillips
Chief Executive Officer







Electronics Manufacturing Solutions

Kimball Electronics is a global leader in Electronics Manufacturing Services (EMS), delivering high-reliability solutions across automotive, medical, and industrial markets since our founding in 1961.

With over six decades of experience, Kimball Electronics has built a reputation for excellence in EMS, which remains the core of our business. The Company supports customers with innovative and safety-critical electronics and operates a global footprint of manufacturing facilities, leveraging Industry 4.0 capabilities to deliver consistent quality and value throughout the product lifecycle.

In FY25, Kimball Electronics was ranked by Manufacturing Market Insider (MMI) as the 24th largest EMS provider worldwide, with leading positions in key verticals: 6th in automotive, 7th in medical, and 22nd in industrial. In addition to core electronics manufacturing, the Company offers comprehensive capabilities in final assembly, high-level assembly, and full box build – delivering complete, finished products to global customers.

Guided by our core values – Focused, Aligned, Disciplined, and Committed – Kimball Electronics continues to build lasting relationships and deliver high-quality EMS solutions that meet the exacting standards of global customers.



$737.9M AUTOMOTIVE NET SALES

Kimball Electronics remains committed to providing solutions for the automotive market. In 2025, we celebrated 40 years of experience in providing automotive solutions. The automotive market continues to represent nearly half of our total revenue - this fiscal year at $737.9 million. We continue actively reshaping our portfolio of solutions to align with evolving customer demand and industry trends.

Strategic Automotive Solutions We Support:

- **CHASSIS CONTROL** in vehicle electronics manages and optimizes a vehicle's stability, handling, and ride comfort by coordinating braking, steering, and suspension functions.
- **DOMAIN CONTROL** in vehicle electronics is a centralized system that integrates and manages subsystems like infotainment, powertrain, and advanced driver-assistance to improve functionality.
- **POWERTRAIN ELECTRONICS FOR INTERNAL COMBUSTION ENGINE (ICE), HYBRID AND ELECTRIC VEHICLES (EV)** convert and control electrical power for driving motors, managing battery charging, and powering auxiliary systems in performance of electric and hybrid vehicles.

Customer Loyalty

Our robust customer scorecard process provides valuable feedback to all levels of our company, driving continuous improvement initiatives, strengthening our award-winning service, and fostering deep customer loyalty.

Kimball Electronics has been recognized by *CIRCUITS ASSEMBLY*, a leading brand and technical publication for electronics manufacturers worldwide, for the past 11 years for achieving the Highest Overall Customer Ratings in numerous service excellence award categories.

77% of our revenue in FY25 came from customers with relationships **over 10+ Years**.

We recognize customer loyalty as a strategic strength rooted in our operational practices and service excellence philosophy.

In 2025, we recognized and celebrated one customer for achieving the 30-year relationship mark, two others achieving the 20-year mark, and one for achieving the 15-year mark.

In FY25 we received the highest overall ranking in the seven categories of dependability and timely delivery, manufacturing quality, responsiveness, technology, value for the price, flexibility, and overall satisfaction.

SERVICE EXCELLENCE
AWARDS
2024
KIMBALL ELECTRONICS
EMS REVENUES OVER $500M
HIGHEST RATING

$396.2M MEDICAL NET SALES

Kimball Electronics has been committed to the complexity of the medical industry through specialized electronics manufacturing services since 1999. We support our customers with FDA registration and offer EU MDR and IVDR support. We manufacture products that support the continuum of care: from prevention to early diagnostics, through clinical and hospital diagnostics & treatment, to home & community care.

Strategic Medical Solutions We Support:

- **RESPIRATORY CONTROL SOLUTIONS** using electronics in medical applications include devices like ventilators, CPAP machines, and oxygen concentrators that support, monitor, and manage patients' breathing and respiratory functions.
- **ELECTRONIC DRUG DELIVERY DEVICES,** such as auto-injectors, insulin pumps, nebulizers, and smart inhalers, precisely control and administer medications to patients, enhancing treatment accuracy and adherence.
- **ELECTRONIC SURGICAL SYSTEMS,** including robotic surgical platforms and electrosurgical units, enhance precision, control, and outcomes in medical procedures by integrating advanced electronic technologies.



$352.6M INDUSTRIAL NET SALES

Our electronics manufacturing services are built to meet the demands of long product lifecycles and the high reliability required in typical industrial applications. We manufactured our first assembly for the industrial market in 1968, and we have continued to evolve as our industrial customers have evolved ever since.

Strategic Industrial Solutions We Support:

- **ELECTRONICS IN CLIMATE CONTROL AND SMART ENERGY MANAGEMENT DEVICES** enable precise regulation of indoor environments that help to power networks, optimize energy usage, and contribute to energy conservation through real-time monitoring and predictive analytics.
- **ELECTRONICS IN OFF-HIGHWAY EQUIPMENT,** such as construction machinery and agricultural vehicles, optimize performance, enhance safety, and improve operational efficiency through advanced control systems, diagnostics, and automation.
- **IOT AND FACTORY AUTOMATION SYSTEMS** facilitate real-time monitoring and control by connecting sensors, controllers, and communication networks to enable efficient data collection and process management.

Contract Manufacturing Organization

Our strategic expansion into the medical Contract Manufacturing Organization (CMO) space will be anchored by a new, highly automated facility in Indianapolis, designed to support scalable growth and deepen our customer partnerships across life sciences and specialized medical markets.

In FY25, Kimball Electronics shared our strategic vision to expand our presence in the medical CMO space. A major milestone in this journey was the leasing of our new 308,000-square-foot facility in Indianapolis, purpose-built to support advanced capabilities like cold chain management, full drug delivery device assembly (auto-injectors), and precision molded plastics.

This highly automated site, scheduled to open in November of 2025 as Kimball Solutions, reflects our commitment to scalable, high-value medical and life sciences manufacturing. We're building a platform for long-term growth supporting areas such as life sciences, medical disposable devices, and minimally invasive surgery, while continuing to serve our existing medical device and disposable product customers.

By aligning our operations with the specialized needs of the medical and life sciences sectors, we're positioning Kimball Solutions as a differentiated and trusted partner for solutions in the global CMO landscape.



99.999% or Five Nines
A key differentiator in Kimball's manufacturing process is our commitment to "five nines" reliability – meaning a 99.999% success rate – which is critical in medical applications where patient safety and product performance are non-negotiable. This level of precision is supported by advanced capabilities such as optical engineering, machine vision, artificial intelligence, metrology, and functional part testing.

Discipline
Our disciplined, customer-focused approach has enabled us to evolve from producing a single clinical laboratory test device to manufacturing millions of single-use devices annually, building lasting relationships across the healthcare continuum.

99.999% First
Kimball was the manufacturer of the first device recognized by the FDA to meet Five Nines or 99.999% guidance and they continue to manufacture to this standard today.



1M+
CURRENT INJECTION MOLD COMPONENTS PER WEEK AND EXPANDING

SCIENTIFIC INJECTION MOLDING

Kimball Solutions continues to advance its molding capabilities through a disciplined, scientific approach to injection molding. The current and future Indianapolis facility features a fully equipped mold maintenance shop, strategic partnerships for complex repairs, and collaboration with both domestic and offshore mold building vendors.

Our operations utilize state-of-the-art electric molding machines – including Nissei, Sumitomo, Robo-shot, and Arburg – each equipped with advanced monitoring and control systems to ensure precision and consistency.

The Kimball team's expertise spans a wide range of materials and molding methods, supported by robust methodologies for process development and operational performance qualifications. These capabilities are driven by a highly skilled engineering team, reinforcing Kimball's commitment to quality, reliability, and innovation in medical manufacturing.

170+
CURRENT EMPLOYEES AND EXPANDING FOR THE FUTURE

New Indianapolis Facility at a Glance
308,000 FT² Total Office and Manufacturing Space

Molding Area
32,400 FT²
- 32 Large Presses
- (6,164 ft² / 8 Mid-Size Presses)

Clean Room Assembly Area
ISO 8 – 19,050 FT²
- (5,024 ft² / 2 Rooms)

Additional Medical Assembly Area
CNC (Controlled Not Classified)
- 30,900 ft² (5,562 ft² / 2 Rooms)

20,000+
CURRENT AUTO-INJECTORS ASSEMBLED PER DAY AND EXPANDING



End-to-End Manufacturing Solutions Driving Operational Optimization

At Kimball Electronics, our go-to-market approach is centered on end-to-end partnerships and a deep understanding of our customers' needs. We work closely with our customers from the initial design phase through production and beyond, ensuring that every solution is finely tuned to meet the demands of the industries we serve, including automotive, medical, and industrial.

With a global manufacturing footprint, we're equipped to provide reliable, scalable support that drives success. By emphasizing quality, innovation, and long-term collaboration, we deliver exceptional value and performance, helping our customers achieve their goals with the full support of Kimball Electronics at every step.



Design & Development
Integrated design engineering and design for manufacturing services that ensure manufacturability and increase speed to market.

Prototyping
Dedicated team & equipment in prototyping centers of excellence that enable bringing products to market faster.

New Product Introduction (NPI) or Transfer of Work (TOW)
Robust processes for new product introduction (NPI), or the transfer of existing products from an existing supplier (TOW), focused on manufacturing excellence and speed to market.

Manufacturing
A manufacturing partnership with a customer-focused team that works as a direct extension of your team, including manufacturing and operational excellence, while building in quality, managing the supply chain, and handling any required regulatory certifications.

Testing
Focused on testing criteria for areas of concern that affirm reliability of specific functionality and ensuring quality.

Aftermarket Support
Full service and support as market conditions change. Management throughout product lifecycle from start to finish.

15-YEAR PEAK
in customer quality

REFLECTING OUR ENTERPRISE-WIDE COMMITMENT TO CONTINUOUS IMPROVEMENT – DRIVEN BY SUSTAINED ENHANCEMENTS ACROSS THE ORGANIZATION IN FY25.

IN FY25, THE KIMBALL ELECTRONICS ENGINEERING & DESIGN SERVICES TEAM LED 17 VALUE ANALYSIS/VALUE ENGINEERING (VAVE) PROJECTS, RESULTING IN $46M+ IN COST-SAVING IDEAS – DRIVING INNOVATION AND MEASURABLE IMPACT FOR OPERATIONS AND OUR CUSTOMERS.

$46M+

Creating Quality for Life

Our People are the Company

“I often speak about our great culture, our extraordinary people, and our strong customer relationships backed by a consistent track record of performance. What truly makes Kimball Electronics special is how our people create quality for life – driven by a shared commitment to Building Tomorrow, Together. Their dedication and collaboration continue to shape the future of our company.” – Jessica DeLorenzo, Chief Human Resources Officer

Sustainability and Our Lasting Relationships

At Kimball Electronics, sustainability is about making things last, and that begins with the relationships we build. Our commitment to people creates a strong foundation for long-term connections with employees who grow with us, customers who rely on us, and communities that benefit from our presence. By prioritizing respect, safety, and opportunity, we support careers that span years, partnerships that endure, and contributions that strengthen the places we call home. These relationships are not just part of our success; they are the reason it endures. To learn more, see our 2024 Guiding Principles Report.

Philanthropy and Giving Summary

In FY25, we upheld our commitment to donate 1% of adjusted net income through direct engagement, financial contributions, and in-kind support across four focus areas: Community, Human Rights & Needs, Education & Arts, and Science & Environment. We proudly supported a wide range of initiatives, including:

- **$107,000** toward scholarship-related activities that help open doors for future generations.
- **$62,000** in disaster relief for communities impacted by floods and hurricanes where we operate.
- **$12,000** to a children’s home in Chrzypsko, Poland, supporting children who have been abandoned or removed from unsafe environments.
- **$11,000** for medical equipment donated to the Somdej Hospital emergency department in Si Racha District, Thailand.

Our employees also gave generously of their time, contributing 3,700 hours of company-paid volunteer service to community projects around the world.

Through our employee-led giving circle, called KE Gives, now in its seventh year, we granted $14,500 to charities in the communities where we live and work – including a $6,800 company match. Since its inception in 2018, KE Gives has distributed $68,000 to dozens of worthy causes through employee donations and company matches.

FY25 also marked a meaningful milestone: for the first time, all employees had the opportunity to vote on a global Human Rights & Needs cause to support. The selected organization, UN Women, will receive $5,000 earmarked for its initiatives to end violence against women.

We believe that giving back is not just a responsibility – it’s a reflection of our values and our commitment to creating a better world.

Creating Customer Value Through Sustainability

We designed our 2030 Sustainability Targets to strengthen the relationships we build with our customers by helping them meet their own environmental, social, and governance goals and prepare for the future. Through responsible sourcing, climate action, and transparent operations, we align our work with shared expectations across the value chain. At the same time, our commitments to zero waste, water stewardship, ethical conduct, and community giving affirm our identity as a company that delivers lasting value by doing what is right and delivering what matters. These actions strengthen customer relationships by building trust, aligning with long-term priorities, and creating value that supports enduring partnerships and shared progress.


Kimball Electronics
THAILAND, LTD.


Kimball Electronics
ELEVATE
Mind. Body. Soul.
Kimball Electronics
BERG
Black Employee Resource Group
Kimball Electronics
VMSA
Veterans and Military Service Advocacy
Kimball Electronics
PRIDE
Kimball Electronics
WISE
Women in STEM Empowerment
Kimball Electronics
MEMBERSHIP GROWTH IN OUR ERGs
40%

Employee Resource Groups (ERGs): Building Belonging, Together

In a year of challenge and change, our ERGs reminded us of what it means to lead with empathy, inclusion, and purpose. These employee-led communities created space for connection, growth, and advocacy – helping us build tomorrow, together.

Global ERG Summit: Resilience & Growth

A major milestone this year was the inaugural Global Collective ERG Virtual Summit, held April 30–May 1, 2025, under the theme “Resilience & Growth: Together We Thrive.” The summit featured:

- A virtual meet & greet with ERG leaders.
- Guest speaker Dr. Joel Wong on positive thinking.
- Book and movie reviews tailored to each ERG.
- An executive sponsor panel and guided reflection sessions.

This summit exemplifies how ERGs foster resilience and shared learning across the company.

Importantly, every member of the executive leadership team now sponsors an ERG, marking a significant milestone in our commitment to inclusion. These sponsors play a vital role in amplifying ERG voices, aligning initiatives with business goals, and ensuring representation in decision-making.

From mental health advocacy through ELEVATE, to cultural connection and empowerment through BERG, WISE, PRIDE, and VMSA, our ERGs continue to expand their reach and impact. They now cover dimensions such as race, gender, veteran status, total health, and mental wellness, creating safe spaces where employees feel seen, supported, and inspired. With a retention rate greater than 85% and overall membership growth of 40%, our ERGs are not only sustaining engagement but thriving as a cornerstone of our inclusive culture.

AI-Driven Future

As artificial intelligence reshapes industries, we’ve made it a priority to ensure our people are not just aware – but equipped. Our senior leadership team participated in immersive sessions on agentic systems and AI architectures, while our broader workforce engaged with tools like Microsoft Copilot, Power Automate, and Twinthread for real-time optimization, document automation, and predictive maintenance. We’ve rolled out a global AI Use Policy and integrated AI education into onboarding and compliance training across all sites. Since the company-wide launch, over 10,000 prompts have been generated via Copilot, with a 93% active user rate – demonstrating growing confidence, creativity, and momentum in AI adoption. We’re learning together – building confidence, capability, and clarity as we move toward full AI integration in our global business processes.

Guiding Principles Survey

Our employees recognized our continued focus on our Guiding Principles through our annual employee engagement survey. Approximately 77% of our survey questions saw a positive increase in employee satisfaction as employees feel they have a work environment and leadership that focuses on empowerment, inclusion, growth and development and positive means of recognition.

The summary report of the Guiding Principles Survey most effectively reflected the themes that emerged from the open text comments:

“Employees consistently highlight our supportive and collaborative work culture, where they feel valued, respected, and empowered to grow. Our commitment to fair compensation and comprehensive benefits reinforces a strong sense of belonging and teamwork. Flexible work arrangements and a healthy work-life balance are key contributors to employee satisfaction. Leadership is seen as approachable and encouraging, fostering a safe and positive environment, ensuring that our teams can thrive both personally and professionally.”

Automation as a Strategic Innovation Driver

Kimball Electronics uses automation as a key driver of innovation, delivering high-quality, reliable, and efficient solutions for its customers. Through our commitment to Industry 4.0, the Company blends advanced automation technologies with human expertise to enhance operational excellence, product quality, and speed to market. Automation is not just a tool – it's part of a broader strategy that includes custom automation, test development, and design services tailored to each customer's unique needs.

Facility-Level Execution and Global Alignment

Each Kimball facility is supported by dedicated engineering, quality, and test teams that work closely with automation partners to streamline manufacturing and reduce variability. These efforts are reinforced by global councils focused on Lean Six Sigma, digital transformation, and safety, which help share best practices and maintain alignment across all locations.

Scalable Impact and Customer Value Creation

By embedding automation into our manufacturing and testing operations, Kimball Electronics has improved cost structures, increased productivity, and enhanced scalability. These advancements allow the Company to respond more effectively to customer demand, strengthen partnerships, and deliver greater value across our global footprint.



Record High Achievement

in Continuous Improvement (CI) Initiatives and Savings

IN THE HISTORY OF KIMBALL ELECTRONICS

Complex High-Level Large Unit Assembly

Recently (within 12 months from award to finished qualification), our team successfully executed a new product introduction at our Poland facility. This included production of complex, large-sized devices for a Medical customer – involving comprehensive mechanical supply chain management and changes to internal plant logistics processes to support size and future growth.



Enterprise Efficiency Enhancements and Accomplishments

FY25 was a pivotal year for Kimball Electronics, marked by bold and strategic enterprise efficiency initiatives that strengthened our foundation and positioned us for scalable growth.

We optimized our organizational and people capabilities through disciplined actions – including the respectful execution of staff reductions, the closure of our Tampa facility, and targeted improvements in our employee Guiding Principles survey scores.

Our commitment to quality was evident in the successful rollout of our 3-Year Quality Roadmap, culminating in the best customer quality performance in the past 15 years and a significant rise in customer scorecards. We enhanced capital deployment by reducing inventory and implementing an accounts receivable factoring program.

Our quoting process became more competitive than ever, driven by record-setting continuous improvement and improved cost structures across all business units.

These efforts translated into historic new business wins, improved plant utilization of both space and capital equipment, and notable gains in labor efficiency. Collectively, these accomplishments have solidified our ability to grow alongside our customers.



Improved Customer Satisfaction

Improved quality control and implementing globally.

Kimball Process Sequence Controller (KPSC)

KPSC stations provide step-by-step, guided work instructions that integrate with hardware to ensure the optimal assembly order and interface with a wide variety of tools such as torque drivers, metered dispense equipment, with inspection camera capabilities to verify assembly is completed properly.



Demonstrated Financial Excellence

FY25 was a year of “controlling what we could control” in an operating environment with prolonged demand softness.

In FY25, we remained focused on disciplined financial management to position the Company for a return to profitable growth and deliver value to our Share Owners. We made substantial progress adjusting our cost structure to declining sales trends, improving the balance sheet with working capital initiatives, and aligning our global portfolio to customer needs. Throughout the year, the gross margin rate trended up, adjusted selling & administrative expenses* were 3% of net sales, or better, and components of Cash Conversion Days (CCD) improved.

In FY25, We Worked to Demonstrate Financial Excellence

- Our net sales totaled $1.487 billion, the 3rd highest annual revenue total in the 60+ year history of the Company.
- Adjusted operating income* of $61.3 million, or 4.1% of net sales.
- Inventory down nearly 20% year-over-year.
- Cash generated by operating activities of $183.9 million, a record result.
- Cash Conversion Days were 85, our lowest level of CCD in 3 years.
- Debt down 50% within the fiscal year and at its lowest level in 3 years.
- $12 million invested to repurchase 653,000 shares of common stock.

FY26 is expected to be another step forward in our journey, with a return to growth anticipated in FY27, which should result in higher margins as capacity utilization increases.

Margin Enhancement
Efforts to streamline the cost structure produced a favorable quarterly trend in FY25.

Gross Margin Rate

8.0%
6.0%
4.0%
2.0%
0
6.3%
6.6%
7.2%
8.0%
Q1'25
Q2'25
Q3'25
Q4'25

Debt

$250
$200
$150
$100
$50
$0
$246
$205
$179
$148
Q1'25
Q2'25
Q3'25
Q4'25

Dry Powder for Investments in Growth
Debt was reduced $147 million, or 50%, in the fiscal year. Borrowing capacity of $284.7 million provides ample liquidity for investing in future growth.

*Adjusted Operating Income and Adjusted Selling and Administrative Expense are Non-GAAP measures – refer to Reconciliation of Non-GAAP Results on the Company website.



> “Our balance sheet has never been stronger, and we’re using that strength with disciplined capital deployment to opportunistically grow the business.”

Jana Croom
Chief Financial Officer

Fiscal Year 2025 Highlights:



$1,487M
Net Sales
3rd highest year in company history



$61M
Adjusted Operating Income*
4.1% of net sales



$184M
Cash from operations
Record annual result



85 Days
Cash conversion days
Lowest level in 3 years



$148M
Debt paid down 50%
Lowest level in 3 years

Revenue and EPS Growth







$2,000
$1,500
$1,000
$500
$0
$1,292
$1,350
$1,823
$1,715
$1,487
$2.24
$1.24
$2.22
$0.81
$0.68
FY21
FY22
FY23
FY24
FY25
REVENUE (in millions)
EPS

Capital Allocation



$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
In millions
FY21
FY22
FY23
FY24
FY25
CAPEX
SHARE REPURCHASES

PERFORMANCE GRAPH

The following performance graph is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

The graph below compares the cumulative total return to Share Owners of the Company's common stock for the five-year period commencing June 30, 2020 and ending June 30, 2025 to the cumulative total return of the Nasdaq Stock Market (U.S.) and the Russell 2000 Electronic Components subindex for the same period

of time. We are currently a member of the Russell 2000 Electronics Components subindex and believe that this market capitalization-weighted index reflects issuers with broadly similar market capitalizations that operate in our industry. We believe this subindex provides a more meaningful comparison of the cumulative return of our stock than any other lines of business or published industry index or peer groups.

The graph assumes $100 is invested in the Company's stock and each of the two indexes at the closing market quotations on June 30, 2020 and that dividends, if any, are reinvested. The performances shown on the graph are not necessarily indicative of future price performance.



	06/30/2020	06/30/2021	06/30/2022	06/30/2023	06/30/2024	06/30/2025
Kimball Electronics, Inc.	$100.00	$160.56	$148.45	$204.06	$162.33	$142.02
Nasdaq Stock Market (U.S.)	$100.00	$145.29	$111.19	$140.29	$181.86	$210.38
Russell 2000 Electronic Components subindex	$100.00	$165.48	$142.71	$161.02	$195.40	$247.82

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number   001-36454

Kimball® Electronics

KIMBALL ELECTRONICS, INC.
(Exact name of registrant as specified in its charter)

Indiana	**35-2047713**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1205 Kimball Boulevard, Jasper, Indiana	**47546**
(Address of principal executive offices)	*(Zip Code)*

(812) 634-4000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, no par value	KE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates, as of December 31, 2024 (the last business day of the Registrant's most recently completed second fiscal quarter), was $452.5 million based on 98.8% of common stock held by non-affiliates.

The number of shares outstanding of the Registrant's common stock as of August 7, 2025 was 24,218,517 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Share Owners to be held on November 14, 2025, are incorporated by reference into Part III.

KIMBALL ELECTRONICS, INC.

FORM 10-K INDEX

PART I

Item 1 - *Business*

General

As used herein, the terms "Company," "Kimball Electronics," "we," "us," or "our" refer to Kimball Electronics, Inc., the Registrant, and its subsidiaries. Reference to a year relates to a fiscal year, ended June 30 of the year indicated, rather than a calendar year unless the context indicates otherwise. Additionally, references to the first, second, third, and fourth quarters refer to those respective quarters of the fiscal year indicated.

Forward-Looking Statements

This document contains certain forward-looking statements. These are statements made by management, using their best business judgment based upon facts known at the time of the statements or reasonable estimates, about future results, plans, or future performance and business of the Company. Such statements involve risk and uncertainty, and their ultimate validity is affected by a number of factors, both specific and general. They should not be construed as a guarantee that such results or events will, in fact, occur or be realized as actual results may differ materially from those expressed in these forward-looking statements. The statements may be identified by the use of words such as "believes," "anticipates," "expects," "intends," "plans," "projects," "estimates," "forecasts," "seeks," "likely," "future," "may," "might," "should," "would," "could," "will," "potentially," "can," "goal," "predict," and similar expressions. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historical results. We make no commitment to update these factors or to revise any forward-looking statements for events or circumstances occurring after the statement is issued, except as required by law.

The risk factors discussed in Item 1A - Risk Factors of this report could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

At any time when we make forward-looking statements, we desire to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995 where factors could cause actual results to differ materially from forward-looking statements.

Overview

Kimball Electronics was founded in 1961 and incorporated in 1998. We deliver a package of value that includes durable, high-reliability electronics, higher level and final assemblies, and contract manufacturing organization ("CMO") solutions. Our CMO solutions support the production of medical disposables and drug delivery devices, from precision molded plastics and cold chain management to drug integration. Customers and industry trade publications regularly award us for our design and manufacturing expertise that, coupled with robust processes and procedures, help us ensure that we deliver the highest levels of quality, reliability, and innovative service throughout the entire life cycle of our customers' products. Our Customer Relationship Management ("CRM") model is key to providing our customers convenient access to our highly integrated global footprint, enabled by our largely standardized operating system and procedures.

Our corporate headquarters is located at 1205 Kimball Boulevard, Jasper, Indiana. We manufacture products for our customers at facilities located in the United States, China, Mexico, Poland, Romania, and Thailand.

Reporting Segment

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and assessing performance. Each of our business units qualifies as an operating segment with its results regularly reviewed by our chief operating decision maker, the Chief Executive Officer. Our operating segments meet the aggregation criteria under the accounting guidance for segment reporting. As of June 30, 2025, all of our operating segments provided contract manufacturing services, including engineering and supply chain support, for the production of electronic assemblies and other products including medical devices, medical disposables, and precision molded plastics primarily in automotive, medical, and industrial applications, to the specifications and designs of our customers. The nature of the products, the production process, the type of customers, and the methods used to distribute the products have similar characteristics across all our operating segments. Each of our operating segments serves customers in multiple markets, and many of our customers' programs are manufactured and serviced by multiple operating segments. We leverage global processes such as component procurement and customer pricing that provide commonality and consistency among the various regions in which we operate. All of our operating segments have similar long-term economic characteristics, and as such, have been aggregated into one reportable segment.

Our Business Strategy

We intend to achieve sustained, profitable growth in the markets we serve by supporting the global growth initiatives of our customers as a multifaceted manufacturing solutions company through:

- Leveraging Our Global Footprint – responding to customer demand through our presence in key regions with existing facilities, which we focus on expanding, and our consideration of potential new geographic regions;
- Expanding Our Package of Value – enhancing our core contract manufacturing services strengths and expanding our package of value in areas such as complex system assembly, specialized processes, and precision molded plastics with particular emphasis on Kimball medical solutions;
- Expanding Our Markets – exploring opportunities and making investments that will broaden existing or establish new markets.

Our Business Offerings

For 40 years, we have manufactured safety-critical electronic assemblies for automotive customers, developing invaluable expertise that extends beyond the automotive industry to benefit our medical and industrial customers as well. Because they operate in industries that demand rigorous engineering controls and that commonly require long product life cycles, our customers rely on our track record of quality, international standard certifications, financial stability, social responsibility, and commitment to long-term relationships. By harnessing our experience and expertise in design and process validation, traceability, process and control change, as well as lean manufacturing, we have achieved substantial growth and diversification.

Many of our customers are multinational companies operating across multiple global regions, and they maximize their supplier relationship by partnering with us at multiple facilities across these locations and regions. We leverage key supply chain advantages and our streamlined operations to cost-effectively manufacture both electronic and non-electronic products, from high volume-low mix to high mix-low volume, within a single production facility for customers from all three of our end market verticals. Our robust new product introduction process and our extensive manufacturing capabilities give us the ability to execute to the various quality and reliability expectations of each of our customers. Our CRM model and our strategic approach to expanding our global footprint aligns with our customers' preferences in our three end market verticals allowing us to support their global growth initiatives.

Our customers benefit from consistent supply chain processes across all regions thanks to our global component sourcing, procurement, quoting, and customer pricing operations. Our central sourcing organization employs global procurement strategies that ensure consistent component availability and a uniform pricing approach by leveraging our collective global purchasing volume. Our unified, global quoting model allows us to seamlessly respond to our customers' production needs anywhere across our global footprint.

We combine cross-functional teams from multiple facilities in quality, operational excellence, quoting, and design engineering support with our business development team members located in-region with our global customers. The diverse skill sets on these teams provide a robust conduit critical for executing our customers' objectives and building strong customer relationships. Our robust customer scorecard process provides valuable feedback to all levels of our company, driving continuous improvement initiatives, strengthening our award-winning service, and fostering deep customer loyalty. Our customers trust and value our people, our deep-rooted Guiding Principles, and our sustainability leadership.

We offer our services globally on a contract basis, and we manufacture products to our customers' specifications. Our services primarily include:

- Production and testing of printed circuit board assemblies (PCBAs);
- High-level and final assembly of medical, automotive, and industrial products;
- Design services and support, including innovative Design for Excellence solutions;
- Supply chain services and support;
- Rapid prototyping and new product introduction support;
- Product design and process validation and qualification;
- Industrialization and automation of manufacturing processes;
- Reliability testing (testing of products under a series of extreme environmental conditions);
- Aftermarket services;
- Production and assembly of medical devices, medical disposables including packaging, and other non-electronic products;

- Drug delivery devices and solutions with and without electronics;
- Class 7 and 8 clean room assembly, cold chain and product sterilization management;
- Design engineering and production of precision molded plastics; and
- Complete product life cycle management.

We take pride in our attentive approach to understanding and adapting to our customers' ever-changing needs and preferences. We continuously seek opportunities to grow and diversify our business and the value we deliver to customers while enhancing our global presence.

We value our customers and their unique needs and expectations. Our customer focus and dedication to unparalleled excellence in engineering and manufacturing has resulted in proven success in the contract manufacturing industry. Personal relationships are important to us, and we strive to build long-term global partnerships. Our commitment to support our customers is backed by our history and demonstrated performance for over the past 60 years.

Marketing Channels

Manufacturing services, including engineering and supply chain support, are marketed by our business development team. We use a CRM model to provide our customers with convenient access to both our global footprint and all of our services throughout the entire product life cycle.

Major Competitive Factors

Key competitive factors in the markets we serve include quality and reliability, engineering design services, production flexibility, on-time delivery, customer lead time, test capability, competitive pricing, and global presence. Numerous contract manufacturing service providers compete globally for business from existing and potential customers. We also face competition from our customers' own capacity and capabilities to in-source production. The proliferation of electronic components in today's advanced products and the continuing trend by original equipment manufacturers in the electronics industry to subcontract the assembly process to companies with a core competency in this area drive growth in our industry. The nature of the EMS industry is such that the start-up of new customers and new programs to replace expiring programs occurs frequently. New customers and program start-ups generally cause margin dilution early in the life of a program, which is often recovered as the program becomes established and matures. Our continuing success depends upon our ability to replace expiring customers/programs with new customers/programs.

We, and the industry in general, have special conditions affecting working capital that are significant for understanding our business, including fluctuating inventory levels, which may increase in conjunction with the start-up of new programs and component availability. Additionally, the nature of the contract manufacturing business is such that customers may be required to make advance payments for certain inventory purchases and share in the risk of excess and obsolete inventory.

Our Competitive Strengths

We derive our competitive strengths from our experience in producing safety critical electronic assemblies for automotive customers for 40 years and leveraging this experience to create valuable and innovative solutions for customers in different industries. Our strengths include:

- Core competency of producing durable electronics;
- Body of knowledge in the design and manufacture of products that require high levels of quality control, reliability, and durability;
- Highly integrated, global footprint;
- Fully integrated engineering, manufacturing and supply chain services as the contract manufacturing organization ("CMO") for our customers' non-electronic components, medical disposables, and precision molded plastics;
- CRM model and our customer scorecard process;
- Ability to provide our customers with valuable design input for improved manufacturability, reliability, and cost;
- Quality systems, industry certifications, and regulatory compliance;
- Integrated supply chain solutions and competitive bid processes that result in competitive raw material pricing; and
- Complete product life cycle management.

Competitors

Numerous manufacturers in the EMS industry compete for business from existing and potential customers. Our competition includes EMS companies such as Benchmark Electronics, Inc., Flex Ltd., Jabil Inc., Plexus Corp., and Sanmina Corporation. We do not have a significant share of the EMS market and were ranked the 24th largest global EMS provider for calendar year 2024 by *Manufacturing Market Insider* in the March 2025 edition published by New Venture Research.

Locations

As of August 22, 2025, we have eight manufacturing facilities with two located in Indiana, two in Mexico, and one located in each of China, Poland, Romania, and Thailand. We continually assess our capacity needs and evaluate our operations to optimize our service levels for supporting our customers' needs around the globe, and we have recently executed a lease for a third manufacturing facility in Indiana to expand our medical CMO footprint. When the leased facility is fully operational, it will replace the existing Indianapolis, Indiana facility. See Item 1A - Risk Factors for information regarding financial and operational risks related to our international operations.

Seasonality

Consolidated sales revenue is generally not affected by seasonality.

Customers

While the total electronic assemblies market has broad applications, our customers are concentrated in the automotive, medical, and industrial end markets.

Sales by industry as a percent of net sales for each of the three years in the period ended June 30, 2025 were as follows:

	Year Ended June 30		
	2025	**2024**	**2023**
Automotive	49%	48%	46%
Medical	27%	25%	28%
Industrial	24%	27%	26%
Total	100%	100%	100%

Included in our sales were a significant amount to Nexteer Automotive, Philips, and ZF, which accounted for the following portions of net sales:

	Year Ended June 30		
	2025	**2024**	**2023**
Nexteer Automotive	19%	16%	15%
Philips	*	*	14%
ZF	11%	13%	12%

* amount is less than 10% of total

The nature of the contract manufacturing business is such that start-up of new programs to replace expiring programs occurs frequently. Our agreements with customers are often not for a definitive term and are amended and extended, but generally continue for the relevant product's life cycle, which can be difficult to predict at the beginning of a program. Typically, our customer agreements do not commit the customer to purchase our services until a short time before we begin performing those services. Our customers generally have the right to cancel a particular program subject to contractual provisions governing termination, the final product runs, excess or obsolete inventory, and end-of-life pricing, which reduce the additional costs that we incur when a manufacturing services agreement is terminated.

Raw Materials

Raw materials utilized in the manufacture of contract electronic products are generally readily available from both domestic and foreign sources, although from time to time the industry experiences shortages of certain components due to supply and demand forces, combined with rapid product life cycles of certain components. In addition, unforeseen events such as natural disasters and global events, like pandemics, can and have disrupted portions of the supply chain. We believe that maintaining close communication with suppliers helps minimize potential disruption in our supply chain.

The EMS industry has experienced component shortages, component allocations, and shipping delays, particularly with semiconductors, in recent fiscal years. Further component shortages or allocations could increase component costs and potentially interrupt our operations and negatively impact our ability to meet commitments to customers. We take various actions to attempt to mitigate the risk and minimize the impact to our customers as well as the adverse effect component shortages, component allocations, or shipping delays could have on our results. Through contractual pricing arrangements and negotiations with our customers, we attempt to mitigate the adverse effect that cost increases could have on our results.

Raw materials are normally acquired for specific customer orders and often are not interchangeable among products. Inherent risks associated with rapid technological changes within our industry are mitigated by procuring raw materials, for the most part, based on firm orders. In certain instances, such as when lead times dictate, we enter into contractual agreements for material in excess of the levels required to fulfill customer orders. In turn, material authorization agreements with customers cover a portion of the exposure for material that we must purchase prior to having a firm order. We may also purchase additional inventory to support new product introductions, transfers of production between manufacturing facilities, and to mitigate the potential impact from component shortages.

Intellectual Property

Our primary intellectual property is our proprietary manufacturing technology and processes that allow us to provide competitive contract manufacturing and design services to our customers. As such, this intellectual property is complex and normally contained within our facilities. To protect our trade secrets, our manufacturing technology and processes, and other proprietary rights, we rely primarily on a combination of intellectual property laws pertaining to trade secrets and copyrights; non-disclosure agreements with our customers, employees, and suppliers; and our internal security procedures and systems. We feel that relying on trade secret or copyright protections is a superior strategy because there is no disclosure of the information to outside parties, and protections do not expire after a length of time. We also maintain trademark rights (including registrations) for "Kimball Electronics," and other wordmarks and trademarks that we use in our business in the United States and around the world. We have policies and procedures to identify and protect our own intellectual property and that of our customers and suppliers.

Sustainability Commitment

We are committed to responsible, sustainable environmental, social, and governance philosophies and practices, which have been a part of our fabric since our founding in 1961. Our approach is guided by long-standing principles that emphasize environmental stewardship, workplace safety, ethical business conduct, and meaningful community engagement. These principles are embedded in our operations and culture across all global locations. To illustrate how our employees uphold these values in their daily work, we published our most recent annual Guiding Principles Report in March 2025. The Report details our ESG priorities and performance, and highlights how our sustainability efforts support long-term stakeholder relationships and global business success. It reflects several long-standing Guiding Principles of the Company: our customer is our business; our people are the company; the environment is our home; we strive to help our communities be great places to live; profitability and financial resources give us the freedom to shape our future and achieve our vision. The Report is posted on our website at https://www.kimballelectronics.com/sustainability. The Company's website and the information contained therein, or incorporated therein, are not intended to be incorporated into this Annual Report on Form 10-K.

Environmental Stewardship and Energy Use
Our operations are subject to various foreign, federal, state, and local laws and regulations with respect to environmental and ecological matters. We believe that we are in substantial compliance with present laws and regulations and that there are no material liabilities related to such items. We believe that continued compliance with foreign, federal, state, and local laws and regulations which have been enacted relating to the protection of the environment will not have a material effect on our capital expenditures, earnings, or competitive position. Management believes capital expenditures for environmental control equipment will not represent a material portion of total capital expenditures.

Our operations require significant amounts of energy, primarily in the form of electricity. Federal, foreign, and state regulations may control the allocation of energy sources available to us, but to date we have experienced no interruption of production due to such regulations.

We participate in the Carbon Disclosure Project (CDP) climate change and water security questionnaires to quantify our environmental practices and demonstrate progress toward reducing our environmental impact. Our participation in CDP, our annual Guiding Principles report, and other public sustainability communications reflect our commitment to transparency, continuous improvement, and environmental stewardship, consistent with our belief that 'the environment is our home' and our dedication to excellence, leadership, and responsibility in the communities where we operate.

Additionally, our annual Guiding Principles report aligns with the Global Reporting Initiative (GRI) Standards, the United Nations (UN) Sustainability Development Goals (SDG) and Global Compact (UNGC), the Sustainable Accounting Standards Board (SASB) Electronic Manufacturing Services & Original Design Manufacturing Standard, and the Task Force on Climate-related Financial Disclosures (TCFD) framework. We are members of the Responsible Minerals Initiative. We publish our sustainability report and our responses to the CDP climate change and water security questionnaires annually on our website at kimballelectronics.com/sustainability. The contents of the sustainability reports and CDP questionnaire responses are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

Refer to the discussion in Item 1A - Risk Factors for further details of the legal and regulatory initiatives related to environmental matters including climate change that could adversely affect our business, results of operations, and financial condition.

Responsible Sourcing and Supply Chain Integrity
We are committed to the use of a socially responsible supply chain to reduce the risk of human rights violations and the use of conflict minerals (tin, tungsten, tantalum and gold, or "3TG") from the Democratic Republic of Congo and certain adjoining countries. Our efforts include requiring our suppliers to undertake reasonable due diligence within their supply chain to ensure that the 3TG in the materials we source from them do not directly or indirectly contribute to significant adverse human rights impacts, as well as conducting due diligence before allowing a potential supplier to become one of our preferred suppliers.

Our responsible sourcing program also includes broader efforts to integrate ethical and environmental considerations into procurement practices, improve material efficiency, and monitor resource use across our operations and supply chain. We request the return of reporting forms related to conflict minerals from our suppliers under the Responsible Minerals Initiative, or RMI, Conflict Minerals Survey. Further, we seek to remove any suppliers that continue to fail to meet our supplier and conflict minerals policies after being provided the opportunity to remedy non-compliance via implementation of a corrective action plan. We also conduct recurring, annual training for all employees and certain select contractors on export compliance, anti-corruption and anti-slavery, and insider trading. In addition, Kimball Electronics is a member of the RMI, which is evaluating the supply chain risks of conflict minerals and other minerals (e.g., cobalt, mica) and studying how to mitigate those risks.

Human Rights
As reflected in our Vision and Guiding Principles, Kimball Electronics is committed to the highest standards of conduct in its business dealings. We are a human-centered company that fully supports human rights. For us, human rights are more than just being compliant--they are about doing the right thing. Our Guiding Principles outline the critical role Kimball plays as a corporate citizen for our customers, our people, our partners, our environment, our Share Owners, and our communities. Our human rights beliefs are deeply rooted in our Guiding Principles and expressed in our Global Human Rights Policy, which is supported by annual review that explains some of the practical actions that we take each year to implement our Policy.

Kimball has been built upon the tradition of pride in craftsmanship, mutual trust, personal integrity, respect for dignity of the individual, a spirit of cooperation, and a sense of family and good humor. We seek to enhance this culture as we grow. We believe that no company should prosper while violating the basic human rights of others whether through unlawful slavery, servitude, forced or compulsory labor, or otherwise exploitative means. We believe in upholding principles of human rights, fair remuneration and economic inclusion, fair labor practices, worker safety, and observing fair labor practices within our organization and our supply chain.

Contributing to Our Communities
One of our Guiding Principles is to strive to help our communities be great places to live. We live this Guiding Principle and further the goals of our Human Rights Policy and our Global Policy on Philanthropic Contributions and Non-Commercial Sponsorships when we contribute and encourage our employees to contribute to our local communities. Our contributions are intended to support the communities in which we operate, those who may not be in a position to directly benefit from employment with us or from our primary business activities, or those who can benefit from the value derived from our support or collaboration. See the Giving section of our Guiding Principles Report for more information about the ways that we supported a wide range of charitable and non-commercial causes through donations of time, talent, and treasure that align with our Guiding Principles.

Our People are the Company: Inclusion, Engagement, and Accountability; Human Capital Management

We believe in creating quality for life. We believe our people are the company. We believe lasting relationships create our global success. We believe our people are our competitive edge for our service, quality, and value. Our people are the reason for our success. Kimball Electronics has been built upon the tradition of pride in craftsmanship, mutual trust, personal integrity, respect for dignity of the individual, a spirit of cooperation, and a sense of family and good humor. We seek to enhance this culture as we grow. We believe in the inherent value of all individuals.

Because our people are the reason for our success, central to our long-term strategy is attracting, developing, and retaining the best talent globally and strengthening collaboration. We are committed to pay equity and apply the principle of equal pay for work of equal value in all regions where we operate. As of June 30, 2025, Kimball Electronics employed approximately 5,700 people worldwide, with approximately 1,000 located in the United States and approximately 4,700 located in foreign countries. Three of our Independent Directors are female along with 50% of the Board's leadership and 50% of our executive leadership team.

We value and work to promote a diverse, equitable, and inclusive work environment. We are committed to holding ourselves accountable, taking action to continuously improve our policies and practices, and upholding the principles that encompass diversity, equity, inclusion, and belonging as outlined in our Diversity, Equity, Inclusion, and Belonging ("DEI&B") statement. Our strategy is to achieve excellence in customer service, employee relations, and business objectives through creativity, responsiveness, and innovation as a result of increased well-being, sense of belonging, and meaningful work for our employees. We actively promote DEI&B, and incorporate DEI&B into our culture, values, and strategies. We provide a report on the diversity of our employees to our Board and in our Guiding Principles Report.

The average tenure within our workforce is 8 years, and we work hard to mitigate turnover risk by consistently and formally surveying our workforce about how well we are living up to our *People* Guiding Principles by asking them to anonymously rate us on a scale from 1 (low) to 10 (high). We currently have a score of 8.13 across our enterprise. We believe this is evidence that we truly operate our business as our people are the company. We consistently have a participation rate in our Guiding Principles survey of approximately 85%. Upon completion of this survey every year, each local management team receives qualitative and quantitative feedback and are responsible for crafting improvement plans based on our people's inputs. These commitments are further detailed in our 2024 Guiding Principles Report, available at https://www.kimballelectronics.com/sustainability.

Our U.S. operations are not subject to collective bargaining arrangements. Certain foreign operations are subject to collective bargaining arrangements, many mandated by government regulation or customs of the particular countries. We believe that our employee relations are good.

For additional information, see our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K.

Available Information

The Company makes available free of charge through its website, https://investors.kimballelectronics.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). All reports the Company files with the SEC are also available via the SEC website, http://www.sec.gov. The Company's website and the information contained therein, or incorporated therein, are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A - *Risk Factors*

The following important risk factors, among others, could affect future results and events, causing results and events to differ materially from those expressed or implied in forward-looking statements made in this report and presented elsewhere by management from time to time. Such factors, among others, may have a material adverse effect on our business, financial condition, and results of operations and should be carefully considered. Additional risks and uncertainties that we do not currently know about, we currently believe are immaterial, or we have not predicted may also affect our business, financial condition, or results of operations. Because of these and other factors, past performance should not be considered an indication of future performance.

Business and Operational Risks

Reduction of purchases by, or the loss of, one or more key customers could reduce revenues and profitability.

Losses of key customers within specific industries or significant volume reductions from key customers are both risks. Our continuing success is dependent upon replacing expiring contract customers/programs with new customers/programs. See "Customers" in Item 1 - Business for disclosure of the net sales as a percentage of consolidated net sales for each of our significant customers during fiscal years 2025, 2024, and 2023. Regardless of whether our agreements with our customers, including our significant customers, have a definite term, our customers typically do not commit to firm production schedules for more than one quarter. Our customers generally have the right to cancel a particular product, subject to contractual provisions governing the final product runs, excess or obsolete inventory, recovery of dedicated investments, and end-of-life pricing. As many of our costs and operating expenses are relatively fixed, a reduction in customer demand, particularly a reduction in demand for a product that represents a significant amount of revenue, can harm our gross profit margins and results of operations.

Significant declines in the level of purchases by key customers or the loss of a significant number of customers could have a material adverse effect on our business. As many of our costs and operating expenses are relatively fixed, a reduction in customer demand, particularly a reduction in demand for a product that represents a significant amount of revenue, can harm our gross profit margins and results of operations.

Consolidation among our customers exposes us to increased risks, including reduced revenue and dependence on a smaller number of customers. Consolidation in industries that utilize our services may occur as companies combine to achieve further economies of scale and other synergies, which could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate duplicative product lines. Excess manufacturing capacity may increase pricing and competitive pressures for our industry as a whole and for us in particular. In addition, the nature of the contract manufacturing industry is such that the start-up of new customers and new programs to replace expiring programs occurs frequently, and new customers and program start-ups generally cause margin dilution early in the life of a program.

We can provide no assurance that we will be able to fully replace any lost sales from these risks, which could have an adverse effect on our financial position, results of operations, or cash flows.

Our ability to efficiently utilize our manufacturing capacity is highly dependent on our customers' actions.

Regardless of whether our agreements with our customers, including our significant customers, have a definite term, our customers typically do not commit to firm production schedules for more than one quarter. Our customers generally have the right to cancel a particular product, subject to contractual provisions governing the final product runs, excess or obsolete inventory, recovery of dedicated investments, and end-of-life pricing. Accordingly, our relative ability (or inability) to forecast customer demand levels can make it difficult to schedule production and maximize the efficient use of our manufacturing capacity and supply chain capabilities.

Many factors outside of our control impact our customers and their ordering behavior, including global pandemics, recessions in end markets, changing technologies and industry standards, commercial acceptance for products, shifting market demand, product obsolescence, changing sourcing strategies, and our customers' loss of business. New customer relationships also present risk because we do not have an extensive product or customer relationship history.

We cannot assure you that our current or future customers will not terminate their manufacturing service arrangements with us or significantly change, reduce, cancel, or delay the amount of services ordered. Such changes, delays and cancellations have led to, and may lead in the future to declines in our production, increases in excess or obsolete inventory that we may not be able to sell to customers or third parties, and reductions in the efficient use of our manufacturing facilities. In the past, we have also been required to increase staffing and other expenses in order to meet anticipated demand. On occasion, customers have required rapid increases in production for one or more of their products, which stresses our resources and may have an adverse effect on our financial position, results of operations, or cash flows.

Supply chain disruptions could increase our inventory costs, interrupt our operations, or prevent us from purchasing sufficient materials, parts, and components necessary to meet customer demand at competitive prices, in a timely manner, or at all.

We depend on suppliers globally to provide timely delivery of materials, parts, and components for use in our products. We have experienced, and may again experience in the future, shortages of some of the materials, parts and components that we use, particularly with semiconductors. These shortages can result from strong demand for those components or from problems experienced by suppliers, such as shortages of raw materials and shipping delays for such components with common carriers. These unanticipated component shortages have and, when they occur, may continue to result in curtailed production or delays in production, which prevent us from making scheduled shipments to customers.

Our integrated supply chain solutions for purchasing components and materials is a competitive strength and key to our strategy as a CMO. Inflation and prices from suppliers have increased and may continue to rise. When prices rise for these or other similar reasons, they impact our margins and results of operations if we are not able to pass the increases through to our customers or otherwise offset them through cost savings. Many of our customer contracts permit periodic prospective adjustments to pricing based on decreases and increases in component prices and other factors; however, we could bear the risk of component price increases that occur between any such re-pricing or, if such re-pricing is not permitted or accepted by customers, during the balance of the term of the particular customer contract. There can be no assurance that we will continue to be able to purchase the components and materials needed to manufacture customer products at favorable prices. Accordingly, certain component price increases could adversely affect our gross profit margins and results of operations.

We have also experienced, and may again experience in the future, such shortages due to the effects of and responses to industry-wide conditions, pandemics, natural disasters, and other events outside our control, including macroeconomic events, trade restrictions, political crises, social unrest, terrorism, and conflicts (including the Russian invasion of, and ongoing war in, Ukraine). We cannot reasonably predict the full extent to which these events may impact our supply chain, because any impacts will depend on future developments that are highly uncertain and continuously evolving, including new information that may emerge concerning new or existing pandemics, further actions by governmental entities or others in response to the types of events described above, and how quickly and to what extent normal economic and operating conditions can resume.

Suppliers adjust their capacity as demand fluctuates, and component shortages and/or component allocations could occur in addition to longer lead times. Certain components we purchase are primarily manufactured in select regions of the world and issues in those regions could cause manufacturing delays. Maintaining strong relationships with key suppliers of components critical to the manufacturing process is essential. Our production of a customer's product has and could again be negatively impacted by any quality, reliability or availability issues with any of our component suppliers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. These and other price increases, including increased tariffs, could have an adverse impact on our profitability if we cannot offset such increases with other cost reductions or by price increases to customers. If a component shortage is threatened or anticipated, we have and may in the future purchase such components in greater quantities and over longer lead times to avoid a delay or interruption in our operations. Purchasing additional components in this way may cause us to incur additional inventory carrying costs and may cause us to experience inventory obsolescence, both of which may not be recoverable from our customers and could adversely affect our gross profit margins and results of operations. If suppliers fail to meet commitments to us in terms of price, delivery, or quality, or if the supply chain is unable to react timely to increases in demand, it could interrupt our operations and negatively impact our ability to meet commitments to customers.

The substantial investments required to start up and expand facilities and new customer programs may adversely affect our margins and profitability.

We continue to expand our global operations by increasing our product and service offerings, including as a CMO, and scaling our infrastructure at certain facilities to support our business. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage these expansions effectively or successfully, which could damage our reputation, limit our growth, and negatively affect our operating results.

Start-ups of new customer programs require the coordination of the design and manufacturing processes, as well as substantial investments in resources and equipment. The design and engineering required for certain new programs can take an extended period of time, and further time may be required to achieve customer acceptance. Accordingly, the launch of any particular program may be delayed, less successful than we originally anticipated, or not successful at all. Additionally, even after acceptance, most of our customers do not commit to long-term production schedules, and we are unable to forecast the level of customer orders with certainty over a given period of time. If our customers do not purchase anticipated levels of products, we may not recover our up-front investments, may not realize profits, and may not effectively utilize expanded fixed manufacturing capacities. All of these types of manufacturing inefficiencies could have an adverse impact on our financial position, operating margins, results of operations, or cash flows.

Our international operations make us vulnerable to financial and operational risks associated with doing business in foreign countries.

We derive a substantial majority of our revenues from our operations outside the United States, primarily in China, Mexico, Poland, Romania, and Thailand. Our international operations are subject to a number of risks, which may include the following:

- global, regional, or local economic and political instability;
- widespread health emergencies and foreign governments' measures taken in response to them;
- foreign currency fluctuations including currency controls and inflation, which may adversely affect our ability to do business in certain markets and reduce the U.S. dollar value of revenues, profits, or cash flows we generate in non-U.S. markets;
- warfare, riots, terrorism, general strikes, or other forms of violence and/or geopolitical disruption, including the Russian invasion of Ukraine and the ongoing war there;
- compliance with laws and regulations, including the U.S. Foreign Corrupt Practices Act, applicable to operations outside of the U.S.;
- changes in U.S. or foreign policies, regulatory requirements, and laws;
- tariffs and other trade barriers imposed by the United States and/or other countries;
- potentially adverse tax consequences, including changes in tax rates and the manner in which multinational companies are taxed in the United States and other countries; and
- foreign labor practices.

These risks could have an adverse effect on our financial position, results of operations, or cash flows. Certain foreign jurisdictions restrict the amount of cash that can be transferred to the United States or impose taxes and penalties on such transfers of cash. To the extent we have excess cash in foreign locations that could be used in, or is needed by, our operations in the United States, we may incur significant penalties and/or taxes to repatriate these funds.

Changes to U.S. tariff measures and other potential changes in international trade relations implemented by the U.S. or other countries could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our supply chain is heavily reliant on raw materials and components manufactured and assembled in various countries, including China. These supply chain operations are subject to tariff and other international trade regulations in each of the countries where we operate. For example, when imported into the U.S., such raw materials and components are subject to applicable rates of duty. The U.S. government has recently made statements and taken certain actions that have created significant uncertainty about the future relationship between the U.S. and various other countries regarding trade policies, treaties, government regulations, and tariffs, including implementing tariffs on certain countries and implementing and subsequently pausing and, sometimes, reimplementing such tariffs on others. Because of these statements and actions, we are exposed to the possibility of supply disruptions and increased costs and expenses. Significant uncertainty exists about the future relationship between the U.S. and other countries regarding trade policies, treaties, and tariffs.

We are currently evaluating the potential impact of the imposition of tariffs on our business, our customers and financial condition and implementing measures that may address or mitigate the potential impact on our business. We cannot predict with certainty the future trade policy of the U.S. or other countries, and we cannot reasonably predict the full extent to which these events may impact our supply chain, because any impacts will depend on future trade policy, treaty, and tariff developments that are highly uncertain and continuously evolving. Relevant factors include whether such tariffs are ultimately implemented, the timing and duration of implementation and the amount, scope, and nature of such tariffs and potential exclusions from the application of those tariffs. These tariffs and other unfavorable government policies on international trade (such as export controls) may increase the cost of manufacturing our customers' products, affect the demand for our manufacturing services, or restrict our access to raw materials and components used in the manufacture of our customers' products, each of which could negatively impact our financial condition and results of operations. Further, such developments, or the perception that any such developments could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and adversely impact the price and demand for our customers' products, increase our costs, and affect our customers and suppliers, any of which could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry and may not be able to compete successfully.

Numerous manufacturers within the contract manufacturing industry compete globally for business from existing and potential customers. Some of our competitors have greater resources and more geographically diversified international operations than we do. We also face competition from the manufacturing operations of our customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing to contract manufacturing service providers. In the past, some of our customers have decided to in-source a portion of their manufacturing from us in order to utilize their excess internal manufacturing capacity. The competition may further intensify as more companies enter the markets in which we operate, as existing competitors expand capacity, and as the industry consolidates.

In relation to customer pricing pressures, if we cannot achieve the proportionate reductions in costs, profit margins may suffer. The high level of competition in the industry impacts our ability to implement price increases or, in some cases, even maintain prices, which also could lower profit margins. In addition, as end markets dictate, we are continually assessing excess capacity and developing plans to better utilize manufacturing operations, including consolidating and shifting manufacturing capacity to lower cost venues as necessary.

If our engineering and manufacturing services do not meet our customers' quality standards, our sales, operating results, and reputation could suffer.

We make substantial investments of capital and operating expenses to implement comprehensive, company-wide quality systems, certifications, and controls in our operations in an effort to ensure sustained compliance with various product and quality system regulations and requirements, and to meet the needs of our customers. However, in the event we fail to adhere to these requirements, we become subject to costs associated with product defects, interruptions in production, and reputational harm. Our failure to comply with applicable quality system standards could, in turn, adversely affect our customers through failures to supply product to them. Quality or noncompliance failures could have an adverse effect on our reputation in addition to an adverse impact on our financial position, results of operations, or cash flows. While we maintain product liability and other insurance coverage that we believe to be generally in accordance with industry practices, our insurance coverage may not be adequate to protect us fully against substantial claims and costs that may arise from warranty and other liabilities related to product defects.

Our business may be harmed due to failure to successfully implement information technology solutions or a lack of reasonable safeguards to maintain data security, including adherence to data privacy laws and physical security measures.

The operation of our business depends on effective information technology systems, including data management, analytics, and emerging machine learning and artificial intelligence platforms and applications. These systems are subject to the risk of security breach or cybersecurity threat, including misappropriation of assets or other sensitive information, such as confidential business information and personally identifiable data relating to employees, customers, and other business partners, or data corruption which could cause operational disruption. The unpredictability of AI, machine learning, and similar systems that automate certain operational tasks bring the potential for unintended consequences and unexpected disruptions in business operations, financial losses, and reputational damage. As we could be the target of cyber and other security threats, which are becoming increasingly sophisticated, we must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address, and mitigate the risk of unauthorized access, misuse, computer viruses, and other events that could have a security impact. Information systems require an ongoing commitment of significant resources to research new technologies and processes, maintain and enhance existing systems, and develop new systems in order to keep pace with changes in information processing technology and evolving industry standards as well as to protect against cyber risks and security breaches. While we provide employee awareness training around phishing, malware, and other cyber threats to help protect against these cyber and security risks, we cannot ensure the measures we take to protect our information technology systems will be sufficient.

Implementation delays, poor execution, or a breach of information technology systems could disrupt our operations, damage our reputation, or increase costs related to the mitigation of, response to, or litigation arising from any such issue. Similar risks exist with our third-party vendors. Any problems caused by these third parties, including those resulting from disruption in communications services, cyber attacks, or security breaches, have the potential to hinder our ability to conduct business. In addition, data privacy laws and regulations, such as the European Union General Data Protection Regulation ("GDPR"), the UK GDPR, ePrivacy Directive, the California Privacy Rights Act ("CPRA"), and similar legislation in jurisdictions in which we operate, pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties.

We depend on attracting and retaining executive officers, key employees, skilled personnel, and sufficient labor to efficiently operate our business.

Our success depends to a large extent on our ability to attract and retain highly qualified and diverse executive officers, key employees, and skilled personnel, and to continue to implement our succession plans for managers and other key employees. These employees are not generally bound by employment or non-competition agreements, and we cannot assure you that we will retain them. The labor market for these employees is intensely competitive, and compensation and benefit costs continue to increase significantly in the current economic environment. In particular, the high demand for manufacturing labor in certain geographic areas in which we operate makes recruiting new production employees and retaining experienced production employees difficult.

Our success also depends on keeping pace with technological advancements, including Industry 4.0, and adapting services to provide manufacturing capabilities which meet customers' changing needs. Therefore, we must retain our qualified engineering and technical personnel and successfully anticipate and respond to technological changes in a cost effective and timely manner.

Shortages of workers could adversely impact our ability to operate our business effectively and timely serve our customers' needs, which could adversely affect our relations with customers, result in reductions in orders from customers, or cause us to lose customers. Turnover in personnel could result in additional training and inefficiencies that could adversely impact our operating results. Our culture and guiding principles focus on continuous training, motivating, and development of employees, and we strive to attract, motivate, and retain qualified personnel. To aid in managing our growth and strengthening our pool of qualified personnel, we will need to internally develop, recruit, and retain diverse, qualified personnel. If we are not able to do so, our business and our ability to continue to grow could be harmed.

Regulatory and Litigation Risks

Failure to protect our intellectual property could undermine our competitive position.

Competing effectively depends, to a significant extent, on maintaining the proprietary nature of our intellectual property. We attempt to protect our intellectual property rights worldwide through a combination of keeping our proprietary information secret and utilizing trademark, copyright, and trade secret laws, as well as licensing agreements and third-party non-disclosure and assignment agreements. Because of the differences in foreign laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States, and therefore, in some parts of the world, we have limited protections, if any, for our intellectual property. If we are unable to adequately protect our intellectual property embodied in our solutions, designs, processes, and products, the competitive advantages of our proprietary technology could be reduced or eliminated, which would harm our business and could have a material adverse effect on our results of operations and financial position.

Anti-takeover provisions in our organizational documents and Indiana law could delay or prevent a change in control.

Certain provisions of our Amended and Restated Articles of Incorporation and the Amended and Restated By-Laws may delay or prevent a merger or acquisition that a Share Owner may consider favorable. For example, the Amended and Restated Articles of Incorporation authorizes our Board of Directors to issue one or more series of preferred stock, prevents Share Owners from acting by written consent without unanimous consent, and requires a supermajority Share Owner approval for certain business combinations with related persons. These provisions may discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Indiana law also imposes some restrictions on potential acquirers.

Our failure to maintain applicable registrations for our manufacturing facilities could negatively impact our ability to produce products for our customers.

We make substantial investments of capital and operating expenses to implement comprehensive, company-wide quality systems, certifications, and controls in our operations in an effort to ensure sustained compliance with various product and quality system regulations and requirements, and to meet the needs of our customers. However, in the event we fail to adhere to these requirements, we become subject to potential investigations and fines and penalties. Our failure to comply with applicable regulations and quality system standards could, in turn, adversely affect our customers through failures to supply product to them or delays in their ability to obtain and maintain product approvals. As a medical device manufacturer, we also have additional compliance requirements. The U.S. Food and Drug Administration ("FDA") extensively regulates all aspects of product and manufacturing quality for medical products under its current Good Manufacturing Practices (cGMP) regulations. Outside the U.S., our operations and our customers' products are subject to similar regulatory requirements, notably by the European Medicines Agency and the Safe Food and Drug Administration in China. For instance, we are required to register with the FDA and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. Any determination by the FDA or other regulatory authorities of manufacturing or other deficiencies could adversely affect our business. Failure or noncompliance could have an adverse effect on our reputation in addition to an adverse impact on our financial position, results of operations, or cash flows.

Climate change, and the legal and regulatory initiatives related to climate change, could subject us to extensive environmental regulation and significant potential environmental liabilities.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters or extreme weather conditions, such as hurricanes, earthquakes, droughts, wildfires, cyclones, or floods. Physical climate risks and the operation of facilities in areas subject to increased water stress could impair our production capabilities, disrupt the operations of our supply chain and infrastructure, and impact our customers and their demand for our services.

The past and present operation and ownership by Kimball Electronics of manufacturing plants and real property are subject to extensive and changing federal, state, local, and foreign environmental laws and regulations, including those relating to discharges in air, water, and land, the handling and disposal of solid and hazardous waste, the use of certain hazardous materials in the production of select products, and the remediation of contamination associated with releases of hazardous substances.

In addition, as regulators and investors increasingly focus on climate change and other sustainability issues, we are subject to new disclosure frameworks and regulations. For example, the European Parliament adopted the Corporate Sustainability Reporting Directive (CSRD) and the resulting adoption of EU sustainability reporting standards to be developed by the European Financial Reporting Advisory Group, with such standards to be tailored to EU policies building on and contributing to international standardization initiatives, will apply not only to local operations in the EU, but under certain circumstances, to entire global companies like Kimball Electronics that have EU operations. As part of our commitment to transparency and accountability, we wrote our annual Guiding Principles Report to align with the European Sustainability Reporting Standards (ESRS), as outlined by the CSRD. We expect that continued compliance with the CSRD and ESRS could require significant effort in future years. Other climate change disclosure requirements, and compliance with such rules, if and when they are finalized, could also require significant effort, particularly if they do align with existing initiatives like ESRS and CSRD.

We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures, some of which could be material. In addition, any investigations or remedial efforts relating to environmental matters could involve material costs or otherwise result in material liabilities.

The long-term effects of climate change on the global economy and our industry in particular are unclear. Changes in climate where we, our customers, and our supply chain operate could have a long-term adverse impact on our business, results of operations, and financial condition. In addition, we have committed to reduce our greenhouse gas emissions, waste and hazardous waste intensity and increase our use of renewable electricity and recycled water significantly by 2030 as part of our long-term sustainability strategy, and we may take additional voluntary steps to mitigate our impact on the environment. Climate transition risks related to shifts to a low-carbon economy and the associated costs of retrofitting or constructing facilities with green technology, in addition to investments in renewable energy and energy efficiency could involve material costs or otherwise impact our customers and their demand for our services.

Environmental regulations or changes in the supply, demand, or available sources of energy, water, or other resources may affect the availability or cost of goods and services, including natural resources, necessary to run our business. The cost of energy is a critical component of freight expense and the cost of operating manufacturing facilities. Increases in the cost of energy in particular could reduce our profitability. Given the political significance and uncertainty around these issues, we cannot predict how climate change, and the legal and regulatory initiatives related to climate change, will affect our operations and financial condition.

Compliance with government legislation and regulations may significantly increase our operating costs in the United States and abroad.

Legislation and regulations promulgated by the U.S. federal and foreign governments could significantly impact our profitability by burdening us with forced cost choices that either cannot be recovered by increased pricing or, if we increase our pricing, could negatively impact demand for our products. For example:

- Changes in policies by the U.S. or other governments could negatively affect our operating results due to changes in duties, tariffs or taxes, or limitations on currency or fund transfers, as well as government-imposed restrictions on producing certain products in, or shipping them to, specific countries. These changes could force our customers or us to consider various strategic options including, but not limited to, looking for different suppliers, shifting production to facilities in different geographic regions, absorbing the additional costs, or passing the cost on to customers. Ultimately, these changes could adversely affect the competitiveness of our domestic operations, which could lead to the reduction or exit of certain U.S. manufacturing capacity. Depending on the types of changes made, demand for our foreign manufacturing facilities could be reduced, or operating costs in our manufacturing facilities could be increased, which could negatively impact our financial performance. Moreover, any retaliatory actions by other countries where we operate could also negatively impact our financial performance.

- The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as "conflict minerals," originating from the Democratic Republic of Congo ("DRC") and adjoining countries. These rules could adversely affect the sourcing, supply, and pricing of materials used in our products, as the number of suppliers who provide conflict-free minerals may be limited. We may also suffer reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to modify our products to avoid the use of such materials. We may also face challenges in satisfying customers who may require that our products be certified as containing conflict-free minerals or that we adopt more stringent guidelines like those fostered by the Responsible Business Alliance ("RBA") and Responsible Materials Initiative ("RMI").

- We are subject to a variety of federal, state, local and foreign environmental, health and safety, product stewardship and producer responsibility laws and regulations, including those arising from global pandemics or relating to the use, generation, storage, discharge and disposal of hazardous chemicals used during our manufacturing process, those governing worker health and safety, those requiring design changes, supply chain investigation or conformity assessments, and those relating to the recycling or reuse of products we manufacture. These include EU regulations and directives, such as the Restrictions on Hazardous Substances ("RoHS"), the Waste Electrical and Electronic Equipment ("WEEE") directives, and the Registration, Evaluation, Authorization, and Restriction of Chemicals ("REACH") regulation, and similar regulations in China (the Management Methods for Controlling Pollution for Electronic Information Products or "China RoHS"). In addition, new technical classifications of e-Waste being discussed in the Basel Convention technical working group could affect both our customers' abilities and obligations in electronics repair and refurbishment. If we fail to comply with any present or future regulations or timely obtain any needed permits, we could become subject to liabilities, and we could face fines or penalties, the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our operational, procurement and inventory management activities.

Sustainability/ESG issues, including those related to climate change and sustainability, may increase our costs and impose difficult and expensive compliance requirements.

Customers, consumers, investors, and other stakeholders, particularly in the EMS industry, are increasingly focusing on environmental issues, including climate change, water use, deforestation, waste, and other sustainability concerns. Along with our stakeholders and our broader industry, we have increased our focus on sustainability and measurement of our progress against sustainability criteria, but we cannot guarantee that we will be able to achieve relevant criteria with our current focus. Our ability to successfully execute relevant initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside our control, and all of which could have a material negative impact on our business.

New disclosures, along with the evolving global regulatory landscape, may present increased compliance costs and regulatory or enforcement risks, as well as increased competition from market participants who may adopt more robust sustainability/ESG reporting and sustainable business practices. If our sustainability initiatives fail to satisfy investors, current or potential customers, consumers, and our other stakeholders, our reputation, our ability to sell products and services to customers, our ability to attract or retain employees, and our attractiveness as an investment or business partner could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets, and objectives, or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation.

In addition, our customers have adopted, and may continue to adopt, procurement policies that require us to comply with governance, social, and environmental responsibility provisions. Our customers have also adopted, and may continue to adopt, goals and policies that serve to increase their demand for goods or services that do not produce significant greenhouse gas emissions and are not related to carbon-based energy sources. Furthermore, an increasing number of investors have adopted, and may continue to adopt, ESG policies for their portfolio companies, and various voluntarily sustainability initiatives and organizations have promulgated different social and environmental responsibility and sustainability guidelines. These practices, policies, provisions, and initiatives are under active development, subject to change, can be unpredictable and conflicting, and may prove difficult and expensive for us to comply with and could negatively affect our reputation, business, or financial condition.

Financial Risks

We are exposed to the credit risk of our customers.

The instability of market conditions drives an elevated risk of potential bankruptcy of customers resulting in a greater risk of uncollectible outstanding accounts receivable. Accordingly, we intensely monitor our receivables and related credit risks. The realization of these risks could have a negative impact on our profitability.

Failure to effectively manage working capital may adversely affect our cash flow from operations.

We closely monitor inventory and receivable efficiencies and continuously strive to improve these measures of working capital, but customer financial difficulties, cancellation or delay of customer orders, shifts in customer payment practices, transfers of production among our manufacturing facilities, additional inventory purchases to mitigate potential impact from component shortages, or manufacturing delays could adversely affect our cash flow from operations.

We could incur losses due to asset impairment.

As business conditions change, we must continually evaluate and work toward the optimum asset base. It is possible that certain assets such as, but not limited to, facilities, equipment, intangible assets, or goodwill could be impaired at some point in the future depending on changing business conditions. Such impairment could have an adverse impact on our financial position and results of operations.

Fluctuations in our effective tax rate could have a significant impact on our financial position, results of operations, or cash flows.

Our effective tax rate is highly dependent upon the geographic mix of earnings across the jurisdictions where we operate. Changes in tax laws or tax rates in those jurisdictions could have a material impact on our operating results. Judgment is required in determining the worldwide provision for income taxes, other tax liabilities, interest, and penalties. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. Our tax position, however, is subject to review and possible challenge by taxing authorities and to possible changes in law (including adverse changes to the manner in which the United States and other countries tax multinational companies or interpret their tax laws). We cannot determine in advance the extent to which some jurisdictions may assess additional tax or interest and penalties on such additional taxes. In addition, our effective tax rate may be increased by changes in the valuation of deferred tax assets and liabilities, changes in our cash management strategies, changes in local tax rates, or countries adopting more aggressive interpretations of tax laws.

Several countries where we operate provide tax incentives to attract and retain business. We have obtained incentives where available and practicable. Our taxes could increase if certain incentives were retracted, they were not renewed upon expiration, we no longer qualify for such programs, or tax rates applicable to us in such jurisdictions were otherwise increased. In addition, our growth may cause our effective tax rate to increase, depending on the jurisdictions in which we expand our business or acquire operations. Given the scope of our international operations and our international tax arrangements, changes in tax rates and the manner in which multinational companies are taxed in the United States and other countries could have a material impact on our financial results and competitiveness.

Certain of our subsidiaries provide financing, products, and services to, and may undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles and that contemporaneous documentation must exist to support such pricing. Due to inconsistencies among jurisdictions in the application of the arm's length standard, our transfer pricing methods may be challenged and, if not upheld, could increase our income tax expense. In addition, the Organization for Economic Cooperation and Development continues to issue guidelines and proposals related to transfer pricing and profit shifting that may result in legislative changes that could reshape international tax rules in numerous countries and negatively impact our effective tax rate.

We are exposed to foreign currency risk.

During fiscal year 2025, after appreciating sharply against many foreign currencies for several months, the dollar depreciated sharply, erasing essentially all of its appreciation since February 2022. Fluctuations in exchange rates could impact our operating results. Our risk management strategy includes the use of derivative financial instruments to hedge certain foreign currency exposures. Any hedging techniques we implement contain risks and may not be entirely effective. Exchange rate fluctuations could also make our products more expensive than competitors' products not subject to these fluctuations, which could adversely affect our revenues and profitability in international markets.

A failure to comply with the financial covenants under our credit facilities could adversely impact us.

Our primary credit facility requires us to comply with certain financial covenants. We believe the most significant covenants under our credit facilities are the ratio of consolidated total indebtedness minus unencumbered U.S. cash on hand in the United States in excess of $15 million to adjusted consolidated EBITDA, as defined in our primary credit facility, and the interest coverage ratio. More detail on these financial covenants is discussed in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations. As of June 30, 2025, we had $147.5 million in borrowings under our credit facilities and had total cash and cash equivalents of $88.8 million. In the future, a default on the financial covenants under our credit facilities could cause an increase in the borrowing rates or make it more difficult for us to secure future financing, which could adversely affect our financial condition.

We are exposed to inflation, interest rate, and other banking and capital market risks.

High levels of inflation in the U.S. and other countries where we operate have and may continue to increase our costs and may impact pricing and customer demand, both of which may impact our revenues and earnings. We have exposure to interest rate risk on our borrowings under our credit facilities. The interest rates of these borrowings are based on a spread plus applicable base rate, including the Secured Overnight Financing Rate ("SOFR"), the Euro Interbank Offered Rate ("EURIBOR"), the prime rate of a reference bank, or the federal funds rate. An adverse change in the base rates upon which our interest rates are determined could have a material adverse effect on our financial position, results of operations, or cash flows. Rising interest rates have increased our costs of borrowing. Additionally, volatility in capital markets could present challenges to us if we need to raise funds in the equity market. This, in turn, may cause us to adopt strategies that may be less capital-intensive. Volatility in the credit markets, including due to the recent bank failures as well as the U.S. Federal Reserve Bank's actions and pace of interest rate increases to combat inflation in the U.S., may have an adverse effect on our ability to obtain debt financing.

General Risk Factors

We will face risks associated with the organic and inorganic growth of our business and we may neither be able to continue that growth nor have the necessary resources to dedicate to that growth.

We plan to expand our business to new customers, new commercial applications, and new commercial markets, including those where we may have limited operating experience, through organic growth and acquisitions. Accordingly, we may be subject to increased business, technology, and economic risks that could materially affect our business. In recent periods, we have increased our focus on organic growth and customer acquisition. In the future, we may increasingly focus on this organic growth, and we may identify inorganic growth opportunities through acquisitions and customer divestitures. Expanding in the verticals in which we are already operating will continue to require significant resources and there is no guarantee that such efforts will be successful or beneficial to us. Historically, sales to new customers have often led to additional sales to the same customers or similarly situated customers. As we expand into and within new and emerging markets for our services, we will likely face additional regulatory scrutiny, risks, and business challenges from our customers, governments, and other stakeholders in those markets. While this approach to growth within new and existing commercial markets and verticals has proven successful in the past, it is uncertain we will achieve the same penetration and organic growth or identify suitable inorganic growth opportunities in the future and our reputation, business, financial condition, and results of operations could be negatively impacted.

Changes in financial accounting standards or policies have affected, and in the future may affect, our reported financial condition or results of operations.

We prepare our financial statements in conformity with U.S. GAAP. These principles are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the American Institute of Certified Public Accountants, the SEC, and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results and may affect our reporting of transactions that are completed before a change is announced. Changes to those rules or questions as to how we interpret or implement them may have a material adverse effect on our reported financial results or on the way we conduct business. See Note 1 - Business Description and Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements for more information on the adoption of the new accounting guidance.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation.

We are or may become party to various claims and legal proceedings in the ordinary course of our business. These claims and legal proceedings may include lawsuits or claims relating to contracts, intellectual property, product recalls, product liability, employment matters, environmental matters, regulatory compliance, or other aspects of our business. Even when not merited, the defense of these claims and legal proceedings may divert our management's attention, and we may incur significant expenses in defending these claims and proceedings. In addition, we may be required to pay damage awards or settlements or become subject to injunctions or other equitable remedies, which could have a material adverse effect on our financial position, cash flows, or results of operations. The outcome of litigation is often difficult to predict, and the outcome of pending or future claims and legal proceedings may have a material adverse effect on our financial position, cash flows, or results of operations. We evaluate these claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our current assessments and estimates. If actual outcomes or losses differ materially from our current assessments and estimates or additional claims or legal proceedings are initiated, we could be exposed to significant liabilities.

Natural disasters, pandemics, or other catastrophic events may impact our production schedules and, in turn, negatively impact profitability.

Natural disasters, pandemics, or other catastrophic events, including severe weather (including cyclones, hurricanes, and floods) as well as terrorist attacks, power interruptions, fires, and pandemics, could disrupt operations and likewise our ability to produce or deliver products. Our manufacturing operations require significant amounts of energy, including natural gas and oil, and governmental regulations may control the allocation of such fuels to Kimball Electronics. Employees are an integral part of our business, and events such as a pandemic could reduce the availability of employees reporting for work. In the event we experience a temporary or permanent interruption in our ability to produce or deliver product, revenues could be reduced, and business could be materially adversely affected. In addition, catastrophic events, or the threat thereof, can adversely affect U.S. and world economies, and could result in reduced demand for our customers' products and delayed or lost revenue for our services. Further, any disruption in our IT systems could adversely affect the ability to receive and process customer orders, manufacture products, and ship products on a timely basis, and could adversely affect relations with customers, potentially resulting in reduction in orders from customers or loss of customers. We maintain insurance to help protect us from costs relating to some of these matters, but it may not be sufficient or paid in a timely manner to us in the event of such an interruption.

Item 1B - *Unresolved Staff Comments*

None.

Item 1C - *Cybersecurity*

We depend on information systems and technology in substantially all aspects of our business, including communications among our employees and with suppliers and customers. We recognize the significance of developing, implementing, and maintaining cybersecurity measures to safeguard our information systems and products and protect the confidentiality, integrity, and availability of our data.

Cybersecurity Risk Management and Strategy

We have designed our cybersecurity risk management program and strategy to protect the confidentiality, integrity, and availability of our critical information technology systems and information. Our program is integrated into, and among the risks evaluated and considered by, our broader enterprise risk management program, through which we identify, assess, prioritize, and mitigate risks across the Company to support the achievement of our strategic objectives.

Managing Material Risks & Integrated Overall Risk Management
Cybersecurity is a critical part of our enterprise risk management. To address cybersecurity threats, we leverage a multi-layer approach, with our Audit Committee providing oversight and direction and our Chief Legal and Administrative Officer leading a team that is responsible for forming our enterprise-wide information security strategy, training, policy, standards, architecture and processes to protect us against cybersecurity risks. Our program includes protocols for preventing, detecting, and responding to cybersecurity incidents, and cross-functional coordination and governance of business continuity and disaster recovery plans. Components of our program include:

- a continuous, four-phase Enterprise Risk Management (ERM) process of risk program development, risk assessment and prioritization, risk response, and risk validation and monitoring designed to help identify cybersecurity threats to our critical IT systems, information, and our broader enterprise IT environment;
- the periodic engagement of independent security firms and other third-party experts, where appropriate, to assess, test, and certify components of our cybersecurity program, such as penetration (pen) testing, and to otherwise assist with aspects of our cybersecurity processes and controls;

- focused, annual, and mandatory risk management education for our employees and leaders, including cybersecurity awareness training, multiple cybersecurity and phishing awareness campaigns throughout each year, and tabletop exercises;
- regular assessments of the design and operational effectiveness of the program's key processes and controls by management, our internal audit team, and third-party experts; and
- a risk management process for third-party service providers and vendors not under our direct control that includes pre-selection due diligence and validation, and post-selection periodic monitoring to manage cybersecurity risks and monitor adherence to applicable cybersecurity standards.

We utilize ISO 27001 to identify, assess, and manage information security risk and maintain a compliant Information Security Management System ("ISMS"). Our global information security management program is ISO 27001:2013 certified.

Third Party Engagements for Risk Management
We engage a range of external experts, including cybersecurity consultants and auditors to support, evaluate and test our cybersecurity risk management systems. We engage a managed security service provider ("MSSP") that provides continuous threat intelligence by monitoring our network and connected devices to detect attacks and indicators of potential attacks.

Our collaboration with other third parties includes regular audits of our ISO 27001 compliance, penetration testing, threat assessments, and consultation on security enhancements. These partnerships provide expert knowledge and insights which are designed to ensure our cybersecurity strategies and processes are appropriate.

Governance

The Board's Role
The Board is responsible for overseeing overall risk management for the Company, including annual or more frequent review and approval of the Enterprise Risk Management approach and processes implemented by management to identify, assess, manage and mitigate risk. The Board has delegated certain responsibilities for oversight of the Company's cybersecurity and information security framework, data protection, cybersecurity, and risk management to the Audit Committee of the Board. Our Board recognizes that cybersecurity protection is vital to maintaining our operations, and the trust of our business and supply chain partners, and of our Share Owners.

At each of their respective meetings, the Board and/or Audit Committee receive, and provide feedback on, reports on relevant data protection and cybersecurity matters. Additionally, at two meetings each year, management includes additional, in-depth technology and cybersecurity briefings from senior members of our information technology department, internal audit function, and legal department. The topics covered by these reports and briefings include risk management strategies, data protection, ongoing risk mitigation activities, cybersecurity strategy, governance structure, and the results of security breach simulations.

Management's Role
Our cybersecurity risk management program is led by our Chief Legal and Administrative Officer (CL&AO), who reports to our CEO and manages our security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our detection and response to cybersecurity incidents. The CL&AO meets regularly with the CEO and his direct reports to discuss cybersecurity risk and ensure appropriate resources are prioritized to address risks. We continue to secure our own manufacturing and information technology infrastructure; to train our employees throughout each year about malware, viruses, hacking, phishing, and other information security risks, including how to avoid and mitigate them; and to protect our sensitive data from failures, breaches, or cyber incidents. We periodically (more than annually) perform tabletop exercises to test our incident response procedures, identify gaps and improvement opportunities and exercise team preparedness.

The Company's CL&AO has formal education in information technology and computer science, and extensive experience over 30 years leading information systems and network security functions, centered on technology-intensive telecommunication companies and electronics manufacturers. Our CL&AO receives regular updates on cybersecurity matters, results of mitigation efforts, and cybersecurity incident response and remediation.

The Company's team responsible for developing and executing our cybersecurity policies together with our CL&AO, including our Director of Cybersecurity and Director of IT Infrastructure and Operations, are individuals with formal education and degrees in information technology or cybersecurity, experience working in information technology and cybersecurity, including relevant industry experience in security related industries, or a combination of both education and experience. Additionally, leaders in the Company's information technology function receive periodic training and education on cybersecurity-related topics. The CL&AO is responsible for providing quarterly updates to the Board's Audit Committee regarding the effectiveness of the Company's cybersecurity program and any material cybersecurity incidents that may arise.

The Company's Kimball Electronics Support Center ("KESC") serves as the central point for all cybersecurity incidents and reporting, including incidents that directly target employees or our information systems and incidents originating from third parties. The KESC monitors, detects, alerts, and responds to cybersecurity incidents, evaluating each incident pursuant to our Cybersecurity Incident Response Plan. The KESC escalates incidents with significant impact and pervasiveness to the Company's Cybersecurity Incident Response Team ("CIRT") for further action. Depending on the nature of the attack or indicator, our MSSP will collaborate with our KESC, CIRT, and senior members of our information technology department in response to incidents to contain, mitigate, respond to, investigate and eliminate threats. Where appropriate, the CIRT will escalate incidents to the Audit Committee and the Board for additional consideration, action, and potential disclosure.

The KESC, our cybersecurity leaders, and/or our CIRT evaluate each incident, as appropriate, in terms of its impact on our operations, our ability to conduct business with customers and suppliers, our brand reputation and health, safety, and the speed and degree to which the incident has been contained. These teams are also responsible for activating containment and resolution efforts and interfacing with third-party service providers like our MSSP where appropriate to support the Company through the resolution of the incident. After initial identification, the KESC monitors all cybersecurity incidents for changes in degree of impact or pervasiveness and communicates with our leaders, including the CL&AO and CIRT about the same.

Risks from Cybersecurity Threats
As part of our overall risk mitigation strategy, we maintain insurance coverage for certain aspects of cybersecurity risks; however, such insurance may not be sufficient either in type or amount to cover us against claims related to cybersecurity breaches, cyberattacks, and other related breaches.

As of the date of this report, we do not believe that any risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition. Despite our security measures, however, there can be no assurance that we, or third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. For more information on our cybersecurity related risks, see Item 1A - Risk Factors - "*Our business may be harmed due to failure to successfully implement information technology solutions or a lack of reasonable safeguards to maintain data security, including adherence to data privacy laws and physical security measures.*"

Item 2 - *Properties*

We have eight manufacturing facilities with two located in Indiana, two in Mexico, and one located in each of Poland, Romania, China, and Thailand. These facilities occupy approximately 1,499,000 square feet in aggregate, substantially all of which are owned. We lease a facility in the Netherlands to accommodate our support services there. In addition, we own a 42,000 square-foot building to house our headquarters located in Jasper, Indiana. Additionally, we executed a lease for a third manufacturing facility in Indiana to expand our medical CMO footprint and production has not started. This lease adds 308,000 square feet. When the leased facility is fully operational, it will replace the existing Indianapolis, Indiana facility. Our Tampa facility, excluded from above, is classified as held for sale, see Note 4 - Restructuring Activities of Notes to Consolidated Financial Statements for more information.

Generally, our manufacturing facilities are utilized at normal capacity levels on a multiple shift basis. At times, certain facilities utilize reduced shifts due to demand and sales fluctuations. We continually assess our capacity needs and evaluate our operations to optimize our service levels by geographic region. See Item 1A - Risk Factors for information regarding financial and operational risks related to our international operations.

Significant loss of income resulting from a facility catastrophe would be partially offset by business interruption insurance coverage.

We hold a land lease for our facility in China that expires in fiscal year 2056 and one for our facility in Thailand that expires in fiscal year 2030. See Note 1 - Business Description and Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements for additional information concerning leases. In addition, we own approximately 71 acres of land which includes land where our facilities reside.

Item 3 - *Legal Proceedings*

We and our subsidiaries are not parties to any pending legal proceedings, other than ordinary routine litigation and claims incidental to the business. The outcome of current routine pending litigation and claims, individually and in the aggregate, is not expected to have a material adverse impact on our business or financial condition.

Item 4 - *Mine Safety Disclosures*

Not applicable.

Information about Our Executive Officers

Our executive officers as of August 22, 2025 are as follows:

(Age as of August 22, 2025)

Name	Age	Office and Area of Responsibility
Richard D. Phillips	55	Chief Executive Officer and Director
Adam M. Baumann	44	Chief Accounting Officer
Jana T. Croom	48	Chief Financial Officer
Jessica L. DeLorenzo	40	Chief Human Resources Officer
Douglas A. Hass	49	Chief Legal & Administrative Officer, Secretary
Steven T. Korn	61	Chief Operating Officer
Kathy R. Thomson	56	Chief Commercial Officer

Executive officers are appointed annually by the Board of Directors. The following is a brief description of the business experience during the past five or more years of each of our executive officers.

Mr. Phillips was appointed Chief Executive Officer and Director effective March 1, 2023. Mr. Phillips was most recently the President and Chief Executive Officer from 2019 until 2022 for Elkay Manufacturing Company. Previously, Mr. Phillips served as the President, Chief Executive Officer, and Board member from 2017 through 2019, for Essendant, Inc. Mr. Phillips currently serves on the Board of Greenheck Group.

Mr. Baumann was appointed Chief Accounting Officer effective July 1, 2023. He joined Kimball Electronics in April 2019 as Assistant Corporate Controller and served as our Corporate Controller since March 2021. Mr. Baumann was previously employed by Vectren Corporation from 2009 to 2019.

Ms. Croom is our Chief Financial Officer effective July 1, 2021. Ms. Croom joined Kimball Electronics in January 2021 in the role of Vice President, Finance. Prior to joining Kimball Electronics, she held the position of Vice President, Financial Planning and Analysis for NiSource Inc. since August 2019. Previously at NiSource Inc., she served as Director of Operations Planning since March 2017 and Director of Regulatory Affairs since April 2014. Ms. Croom currently serves on the Board of First Energy Corp.

Ms. DeLorenzo was appointed Vice President, Human Resources in June 2018, and her title was changed to Chief Human Resources Officer in 2025 to better reflect the evolution of her role at the Company. Ms. DeLorenzo joined Kimball Electronics in 2015 in the position of Director, Organizational Development.

Mr. Hass was appointed Chief Legal and Administrative Officer and Secretary in 2025, having previously served as our Chief Legal and Compliance Officer and Secretary since 2022. He joined Kimball Electronics in 2020 as Associate General Counsel and Assistant Secretary. From 2016 through 2020, Mr. Hass served as General Counsel and Secretary of Nasdaq-listed Lifeway Foods. Mr. Hass had assumed the leadership of information technology and computing systems, including cybersecurity, following the departure of our former Chief Information Officer on January 1, 2025. Mr. Hass currently serves on the Board of Columbus Insurance, Ltd.

Mr. Korn was appointed to the role of Chief Operating Officer effective July 1, 2023. Previously, Mr. Korn was our President, Global Electronics Manufacturing Services Operations since July 2020, and Vice President, North American Operations since 2007.

Ms. Thomson was appointed to the role of Chief Commercial Officer effective July 1, 2023. Previously, Ms. Thomson was our Vice President, Global Business Development and Design Services since August 2018. Prior to joining Kimball Electronics, she held the position of Vice President of Business Development for Creation Technologies since 2012.

Item 5 - *Market for Registrant's Common Equity, Related Share Owner Matters and Issuer Purchases of Equity Securities*

Market Information

The Company's common stock trades on the Nasdaq Global Select Market of The Nasdaq Stock Market LLC ("Nasdaq") under the symbol: KE.

Dividends

Since our inception, we have not paid any dividends on our common stock, and we currently do not have plans to pay dividends in fiscal year 2026. Our Board of Directors (the "Board") regularly reviews our capital allocation strategy.

Share Owners

On August 7, 2025, the Company's common stock was owned by approximately 925 Share Owners of record.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item concerning securities authorized for issuance under equity compensation plans is incorporated by reference to Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Share Owner Matters of Part III.

Issuer Purchases of Equity Securities

On October 21, 2015, our Board approved an 18-month stock repurchase plan (the "Plan"), authorizing the repurchase of up to $20 million worth of our common stock. Then, separately on each of September 29, 2016, August 23, 2017, November 8, 2018, November 10, 2020, and November 15, 2024 the Board extended and increased the Plan to allow the repurchase of up to an additional $20 million worth of common stock with no expiration date, which brought the total authorized stock repurchases under the Plan to $120 million.

During fiscal year 2025, the Company repurchased $11.9 million of common stock under the Plan. The following table contains information about our purchases of equity securities during the three months ended June 30, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share [1]	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan [1]
April 1, 2025 - April 30, 2025	—	$ —	—	$ 19,295,851
May 1, 2025 - May 31, 2025	69,948	$ 17.92	69,948	$ 18,042,591
June 1, 2025 - June 30, 2025	92,531	$ 18.88	92,531	$ 16,295,868
Total	162,479	$ 18.46	162,479	

(1) Excludes 1% U.S. excise tax on share repurchases which is recognized as part of the cost basis of the shares acquired in the Consolidated Statements of Share Owners' Equity.

Item 6 - [Reserved]

Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

Certain statements contained within this document are considered forward-looking under the Private Securities Litigation Reform Act of 1995. The statements may be identified by the use of words such as "believes," "anticipates," "expects," "intends," "plans," "projects," "estimates," "forecasts," "seeks," "likely," "future," "may," "might," "should," "would," "could," "will," "potentially," "can," "goal," "predict," and similar expressions. These forward-looking statements are subject to risks and uncertainties including, but not limited to, global economic conditions, geopolitical environment and conflicts such as the war in Ukraine, global health emergencies, availability or cost of raw materials and components, tariffs and other trade barriers, foreign exchange fluctuations, and our ability to convert new business opportunities into customers and revenue. Additional cautionary statements regarding other risk factors that could have an effect on the future performance of Kimball Electronics are located within Item 1A - Risk Factors.

Business Overview

We are a global, multifaceted manufacturing solutions provider. We provide electronics manufacturing services ("EMS"), including engineering and supply chain support, to customers in the automotive, medical, and industrial end markets. We further produce higher level and final assemblies and offer contract manufacturing organization ("CMO") solutions which include the production of medical disposables and drug delivery devices, from precision molded plastics and cold chain management to drug integration. Our manufacturing services, including engineering and supply chain support, utilize common production and support capabilities globally. We are well recognized by our customers and the industry for our excellent quality, reliability, and innovative service. CIRCUITS ASSEMBLY, a leading brand and technical publication for electronics manufacturers worldwide, has recognized us for the past 13 consecutive years for rankings in Highest Overall Customer Rating in their Service Excellence Awards. Most recently, we were recognized by our customers for highest ratings in service excellence in seven categories: dependability/timely delivery, manufacturing quality, responsiveness, technology, value for the price, flexibility, and overall satisfaction.

The contract manufacturing services industry is very competitive. As a mid-sized player, we can expect to be challenged by the agility and flexibility of the smaller, regional players, and we can expect to be challenged by the scale and price competitiveness of the larger, global players. We enjoy a unique market position between these extremes which allows us to compete with the larger scale players for high-volume projects, but also maintain our competitive position in the generally lower volume durable electronics market space. We expect to continue to effectively operate in this market space; however, one significant challenge will be maintaining our profit margins. Pricing is competitive in the market as production efficiencies and material pricing advantages for most projects drive costs and prices down over the life of the projects. This characteristic of the contract electronics marketplace is expected to continue.

The Worldwide Manufacturing Services Market - 2025 Edition, a comprehensive study on the worldwide EMS market published by New Venture Research ("NVR"), provided worldwide forecast trends through 2029. NVR projects the worldwide assembly market for electronics products to grow at a compound annual growth rate ("CAGR") of 6.3% over the next five years.

We continue to monitor the current economic and industry conditions for uncertainties that may pose a threat to our future growth or cause disruption in business strategy, execution, and timing in the markets in which we compete.

Net sales in fiscal year 2025 decreased 13% from the prior fiscal year, with decreases in each of our end market verticals. The decrease in sales to customers in the automotive markets were largely driven by the loss of a major automotive program that was unrelated to Kimball and other automotive programs going end of life. The decrease in sales to customers in the medical markets was primarily driven by lower demand resulting from customer overstocking of inventory. We expect moderate medical growth in fiscal year 2026. The decrease in sales to customers in the industrial market were related to the sale of GES and declines in smart metering and public safety. We expect consolidated net sales in fiscal year 2026 to decline marginally from fiscal year 2025, largely due to the continued impact of the loss of a major automotive program discussed above.

We have a strong focus on cost control balanced with managing the future growth prospects of our business. We expect to make investments that will strengthen or add new capabilities to our package of value as a multifaceted manufacturing solutions company, including through entering into a lease on a new facility for our Indianapolis operations, and our recently completed capacity expansions. Managing working capital in conjunction with fluctuating demand levels is likewise key. In addition, a long-standing component of our profit-sharing incentive bonus plan is its link to our financial performance, which results in varying amounts of compensation expense as profits change.

We completed the divestiture of our GES business on July 31, 2024 and undertook restructuring efforts beginning in fiscal year 2024 to align our cost structure with reduced end-market demand levels. In addition, on November 4, 2024, the Company announced that its Board of Directors has approved a plan to cease operations at our Tampa facility, which concluded with the assets being held for sale at the end of the fiscal year. The decision was another important step towards sharpening our strategic focus, while leveraging our global footprint and streamlining the operating structure. Production activities on existing customer programs have been transferred out of Tampa as of June 30, 2025, with the majority of the work going to our plants in North America, primarily our newly expanded facility in Mexico and Jasper.

We continue to maintain a strong balance sheet as of the end of fiscal year 2025, which included a current ratio of 2.2, a debt-to-equity ratio of 0.3, and Share Owners' equity of $570 million. Refer to the Future Liquidity section of Liquidity and Capital Resources below for further discussion of our liquidity.

The continuing success of our business is dependent upon our ability to replace expiring customers/programs with new customers/programs. We monitor our success in this area by tracking the number of customers and the percentage of our net sales generated from them by years of service as depicted in the table below. While variation in the size of program awards makes it difficult to directly correlate this data to our sales trends, we believe it does provide useful information regarding our customer loyalty and new business growth.

Customer Service Years	Year End		
	2025	2024	2023
More than 10 Years			
% of Net Sales	77%	76%	77%
# of Customers	36	38	31
5 to 10 Years			
% of Net Sales	17%	18%	19%
# of Customers	13	15	22
Less than 5 Years			
% of Net Sales	6%	6%	4%
# of Customers	9	12	12
Total			
% of Net Sales	100%	100%	100%
# of Customers	58	65	65

Our total number of customers declined by seven from 2024 to 2025; three of which were divested with our automation, test, and measurement business, and the remaining four customers accounted for less than 1% of our consolidated net sales in fiscal year 2024.

A detailed discussion of risk factors and uncertainties that could have an effect on our performance are located within Item 1A - Risk Factors.

Presentation of Results of Operations and Liquidity and Capital Resources

A discussion regarding our financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 can be found under captions entitled "Results of Operations - Fiscal Year 2024 Compared with Fiscal Year 2023" and "Liquidity and Capital Resources" in the section entitled "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended June 30, 2024 filed with the SEC on August 23, 2024, which is available free of charge through the SEC's website at http://www.sec.gov or the Company's website, https://investors.kimballelectronics.com. The Company's website and the information contained therein, or incorporated therein, are not intended to be incorporated into this Annual Report on Form 10-K.

Results of Operations - Fiscal Year 2025 Compared with Fiscal Year 2024

	At or For the Year Ended June 30				
(Amounts in Millions, Except for Per Share Data)	2025	as a % of Net Sales	2024	as a % of Net Sales	% Change
Net Sales	$ 1,486.7		$ 1,714.5		(13)%
Gross Profit	104.4	7.0%	140.3	8.2%	(26)%
Selling and Administrative Expenses	50.3	3.4%	66.7	4.0%	(25)%
Other General Income	—	—%	(0.9)	(0.1)%	100%
Restructuring Expense	11.0	0.7%	2.4	0.1%	361%
Goodwill Impairment	—	—%	5.8	0.3%	(100)%
(Gain on Disposal) Asset Impairment	(2.4)	(0.2)%	17.0	1.0%	(114)%
Operating Income	45.5	3.1%	49.3	2.9%	(8)%
Other Income (Expense)	(19.3)		(24.1)		
Provision for Income Taxes	9.2		4.7		97%
Net Income	$ 17.0		$ 20.5		(17)%
Diluted Earnings per Share	$ 0.68		$ 0.81		(16)%
Open Orders	$ 702		$ 714		(2)%

Net Sales by Vertical Market	For the Year Ended June 30		
(Amounts in Millions)	2025	2024	% Change
Automotive	$ 737.9	$ 826.4	(11)%
Medical	396.2	425.7	(7)%
Industrial	352.6	462.4	(24)%
Total Net Sales	$ 1,486.7	$ 1,714.5	(13)%

Net sales in fiscal year 2025 decreased by 13% compared to net sales in fiscal year 2024. The impact from foreign currency fluctuations on net sales was less than 1% in fiscal year 2025 compared to fiscal year 2024. By end market vertical, our market verticals fluctuated as follows:

- Sales to customers in the automotive market were down in the current fiscal year when compared to the prior fiscal year driven by the loss of a major automotive program that was unrelated to Kimball and other automotive programs going end of life.

- Sales to customers in the medical market decreased when compared to the prior fiscal year. This decrease was primarily driven by lower demand resulting from customer overstocking of inventory.

- In the industrial end market vertical, the sale of GES accounts for approximately one third of the sales decrease compared to the prior fiscal year. We also experienced declines in our smart metering programs, where our customers are experiencing continued market share declines from commoditization, and to a lesser degree, declines in public safety and climate control customers.

Sales to Nexteer Automotive and ZF accounted for the following portions of our net sales:

	Year Ended June 30	
	2025	**2024**
Nexteer Automotive	19%	16%
ZF	11%	13%

Gross profit as a percent of net sales declined in fiscal year 2025 when compared to fiscal year 2024 as we experienced lost absorption on lower revenue.

For fiscal year 2025, selling and administrative expenses declined as a percent of net sales and in absolute dollars when compared to fiscal year 2024, driven by cost reduction efforts, the divestiture of GES in July 2024, the classification of factoring fees, decreased profit-sharing bonus expense, and lower allowance from credit losses.

Other General Income in fiscal year 2024 consisted of $0.9 million resulting from payments received related to class action lawsuits in which Kimball Electronics was a class member. These lawsuits alleged that certain suppliers to the EMS industry conspired over a number of years to raise and fix the prices of electronic components, resulting in overcharges to purchasers of those components. There was no Other General Income reported in fiscal year 2025.

In fiscal year 2025, we recorded pre-tax restructuring expense of $11.0 million, primarily for employee-related costs as we undertook restructuring efforts to align our cost structure with reduced end market demand levels and incurred costs related to the Tampa closure. In fiscal year 2024, we recorded pre-tax restructuring expense of $2.4 million, for employee-related costs as we undertook restructuring efforts to align our cost structure with reduced end market demand levels.

We completed the divestiture of GES on July 31, 2024 and recorded a gain on disposal of $2.4 million during fiscal year 2025. In fiscal year 2024, we recorded pre-tax impairment charges of $5.8 million and $17.0 million on goodwill and assets held for sale, respectively. See Note 3 - Sale of GES of Notes to Consolidated Financial Statements for more information.

Other Income (Expense) consisted of the following:

Other Income (Expense)	Year Ended June 30			
(Amounts in Thousands)	**2025**		**2024**	
Interest Income	$	771	$	638
Interest Expense		(14,745)		(22,839)
Foreign Currency/Derivative Gain (Loss)		(1,751)		(1,425)
Gain (Loss) on SERP Investments		614		680
Factoring fees / AR program discounts		(2,415)		—
Credit facilities fees and bank charges		(1,018)		(873)
Other		(762)		(259)
Other Income (Expense), net	$	(19,306)	$	(24,078)

Interest expense has decreased in the year ended June 30, 2025 compared to the year ended June 30, 2024 due to lower borrowings on credit facilities and lower interest rates. Prior to fiscal year 2025, factoring fees were recorded in Selling and Administrative Expenses on our Consolidated Statements of Income. The Foreign Currency/Derivative Gain (Loss) resulted from net foreign currency exchange rate movements during the periods. The losses in fiscal year 2025 and 2024 were driven by the weakening of the U.S. dollar versus foreign currencies that we have exposure to in our business. The revaluation to fair value of the SERP investments recorded in Other Income (Expense) is offset by the revaluation of the SERP liability recorded in Selling and Administrative Expenses, and thus there is no effect on net income.

Our income before income taxes and effective tax rate were comprised of the following U.S. and foreign components:

(Amounts in Thousands)	Year Ended June 30, 2025		Year Ended June 30, 2024	
	Income (Loss) Before Taxes	Effective Tax Rate	Income (Loss) Before Taxes	Effective Tax Rate
United States	$ (9,681)	11.8%	$ (35,055)	21.6%
Foreign	$ 35,910	28.9%	$ 60,254	20.3%
Total	$ 26,229	35.2%	$ 25,199	18.6%

The consolidated effective tax rate for fiscal year 2025 was driven higher by the limitation on the deductibility of business interest expense under Section 163(j) and the inclusion of GILTI income which resulted in additional U.S. tax on foreign earnings.

The consolidated effective tax rate for fiscal year 2024 was lower due to the impact of the GES impairment charges, partially offset by the valuation allowance. The domestic unfavorable tax rate was also distorted by the impairment charges.

Our overall effective tax rate will fluctuate depending on the geographic distribution of our worldwide earnings. See Note 12 - Income Taxes of Notes to Consolidated Financial Statements for more information.

We recorded net income of $17.0 million in fiscal year 2025, or $0.68 per diluted share, a decrease of 17.2% from fiscal year 2024 net income of $20.5 million, or $0.81 per diluted share.

Open orders were down 2% as of June 30, 2025 compared to June 30, 2024. Open orders are the aggregate sales price of production pursuant to unfulfilled customer orders, which may be delayed or canceled by the customer subject to contractual termination provisions. The majority of open orders as of June 30, 2025 are expected to be filled within the next twelve months. Open orders at a point in time may not be indicative of future sales trends due to the contract nature of our business and the variability of order lead times among our customers.

Liquidity and Capital Resources

Working capital at June 30, 2025 was $381.0 million compared to working capital of $471.7 million at June 30, 2024. The current ratio was 2.2 at June 30, 2025 and 2.3 at June 30, 2024, respectively. The debt-to-equity ratio was 0.3 at June 30, 2025 and 0.5 at June 30, 2024. Our short-term liquidity available, represented as cash and cash equivalents plus the unused amount of our credit facilities, some of which are uncommitted, totaled $373.5 million at June 30, 2025 and $220.1 million at June 30, 2024.

Cash Conversion Days ("CCD") are calculated as the sum of Days Sales Outstanding ("DSO") plus Contract Asset Days ("CAD") plus Production Days Supply on Hand ("PDSOH") less Accounts Payable Days ("APD") and less Advances from Customers Days ("ACD"). CCD, or a similar metric, is used in our industry and by our management to measure the efficiency of managing working capital. The following table summarizes our CCD for the quarterly periods indicated.

	Three Months Ended				
	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
DSO	56	58	65	66	58
CAD	18	21	19	18	16
PDSOH	84	96	98	100	93
APD	55	56	57	56	50
ACD	18	20	18	20	17
CCD	85	99	107	108	100

We define Days Sales Outstanding as the average of monthly trade accounts and notes receivable divided by an average day's net sales, Contract Asset Days as the average monthly contract assets divided by an average day's net sales, Production Days Supply on Hand as the average of monthly gross inventory divided by an average day's cost of sales, Accounts Payable Days as the average of monthly accounts payable divided by an average day's cost of sales, and Advances from Customers Days as the average of monthly customer deposits divided by an average day's cost of sales. Over the past two quarters, we have improved our CCD metrics by better aligning our working capital with the lower sales levels.

Cash Flows

The following table reflects the major categories of cash flows for the fiscal years ended June 30, 2025 and 2024.

	Year Ended June 30			
(Amounts in Millions)	**2025**		**2024**	
Net cash provided by operating activities	$	183.9	$	73.2
Net cash used for investing activities	$	(14.7)	$	(46.5)
Net cash (used for) provided by financing activities	$	(160.9)	$	9.0

Cash Flows from Operating Activities

Net cash provided by operating activities for the fiscal year ended June 30, 2025 was primarily driven by change in receivables, which provided cash of $71.8 million due to lower sales levels and increased use of factoring programs, and inventories, which provided cash of $74.6 million due to working down previously inflated inventory levels from strategic inventory builds to mitigate part shortages. Net income adjusted for non-cash items also generated operating cash flow of $56.5 million in fiscal year 2025.

Net cash provided for operating activities for the fiscal year ended June 30, 2024 was driven by net income adjusted for non-cash items, partially offset by changes in operating assets and liabilities. Net income and non-cash adjustments generated operating cash flow of $82.6 million in fiscal year 2024. Partially offsetting this was cash used of $9.4 million from changes in operating assets and liabilities in fiscal year 2024.

Cash Flows from Investing Activities

Net cash used for investing activities during fiscal year 2025 includes $33.7 million cash used for capital investments primarily to support new business awards and replacement of older machinery, partially offset by the $18.5 million of proceeds from the sale of GES. See Note 3 - Sale of GES of Notes to Consolidated Financial Statements for more information on the divestiture of GES.

Net cash used for investing activities during fiscal year 2024 includes $47.0 million cash used for capital investments. The capital investments were primarily to support new business awards, replacement of older machinery and equipment, and facility expansions.

Cash Flows from Financing Activities

Net cash used for financing activities for the fiscal year ended June 30, 2025 resulted largely from net payments on our credit facilities of $147.3 million.

Net cash provided by financing activities for the fiscal year ended June 30, 2024 resulted largely from net borrowings on our credit facilities of $13.5 million primarily for working capital purposes and capital expenditures.

Credit Facilities

The Company maintains a U.S. primary credit facility (the "primary credit facility") scheduled to mature on May 4, 2027. The primary credit facility provides for $300 million in revolving borrowings, with an option to increase the amount available for borrowing to $450 million at the Company's request, subject to the consent of each lender participating in such increase. On December 20, 2024, the Company entered into an amended and restated credit agreement which resulted in the addition of a term loan borrowing, allowing for term loan borrowings of $100 million repayable in scheduled quarterly installments, and is scheduled to mature on December 20, 2029. This facility is maintained for working capital and general corporate purposes of the Company. The Company terminated its 364-day multi-currency revolving credit facility (the "secondary credit facility"), which previously allowed for borrowings up to $100 million and had a maturity date of January 3, 2025. We were in compliance with the financial covenants of the primary credit facility during the period ended June 30, 2025.

Through the amendment of the primary credit facility, including adding a $100 million term loan borrowing, we were able to maintain our same total borrowing capacity even with the termination of the secondary credit facility. Additionally, we were able to secure our primary credit facility's interest rate pricing for the $100 million term loan for five years, which is beyond the duration of our current primary credit facility.

We also maintain foreign credit facilities for working capital and general corporate purposes at specific foreign locations rather than utilizing funding from intercompany sources. These foreign credit facilities can be canceled at any time by either the bank or us and generally include renewal clauses. As of June 30, 2025, we maintained foreign credit facilities at our Thailand operation, our Netherlands subsidiary, and our Poland operation.

See Note 9 - Credit Facilities of Notes to Consolidated Financial Statements for more information on our credit facilities, including the terms of the credit facilities such as interest, commitment fees, and debt covenants.

Factoring Arrangements

We participate in our customers' supply chain financing arrangements in order to extend terms for the customer without negatively impacting our cash flow. These arrangements in all cases do not contain recourse provisions which would obligate us in the event of our customers' failure to pay. Receivables are considered sold when they are transferred beyond the reach of Kimball Electronics and its creditors, the purchaser has the right to pledge or exchange the receivables, and we have surrendered control over the transferred receivables. During the fiscal years ended June 30, 2025 and 2024, we sold $338.4 million and $410.0 million of accounts receivable, respectively.

During the fourth quarter of fiscal year 2025, we entered into an accounts receivable factoring program with a financial institution for certain domestic receivables. We sell our entire interest in certain receivables for 100% of face value, less a discount. We are required to remit amounts collected as a servicer under the Receivables Purchase Agreement (the "RPA") on a weekly basis to the financial institution that purchased the receivables. Our risks with respect to receivables we service include commercial disputes regarding such receivables and no greater than 5.0% of sold and outstanding receivables in the event of customer insolvency. In fiscal year 2025, under this program, we sold $19.4 million of receivables. See Note 1 - Business Description and Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements for more information regarding our factoring arrangements.

Future Liquidity

As of June 30, 2025, following a year of strong cash generated from operating activities and debt reduction, we are in a much improved liquidity position with $88.8 million in cash and unused borrowings in USD equivalent under all of our credit facilities of $284.7 million. Additionally, considering expected future sources of liquidity from cash generated from operations and proceeds from the sale of the Tampa facility, we are positioned to meet our working capital and other operating needs for at least the next twelve months.

We expect to continue to prudently make capital investments, including for capacity expansions and potential acquisitions, that would help us continue our growth as a multifaceted manufacturing solutions company. In March 2025, we executed a lease for a facility in Indiana to expand our medical CMO footprint with the lease commencing in June 2025. The initial lease term is ten years and annual base rent of $1.8 million, increasing 3% each year. At June 30, 2025, our capital expenditure commitments were approximately $35 million, consisting primarily of leasehold improvements and capital related to new program wins. We anticipate our available liquidity will be sufficient to fund these capital expenditures.

We expect to continue our restructuring efforts, including the closure of our Tampa facility. We expect these restructuring efforts to be predominantly cash expenditures to be incurred over the first half of fiscal year 2026. We estimate additional pre-tax restructuring charges between $0.5 million to $1.0 million. Now that Tampa's operations have ceased, we expect to sell the building and land, with the proceeds from the sale anticipated to exceed the combined amount of the total expected restructuring costs and the carrying value of the Assets Held for Sale.

We have purchase obligations that arise in the normal course of business for items such as raw materials, services, and software acquisitions/license commitments. In certain instances, such as when lead times dictate, we enter into contractual agreements for material in excess of the levels required to fulfill customer orders. In turn, material authorization agreements with customers cover a portion of the exposure for material that we must purchase prior to having a firm order.

At June 30, 2025, our foreign operations held cash totaling $85.3 million. Most of our accumulated unremitted foreign earnings have been invested in active non-U.S. business operations. The Company continually evaluates its global cash needs. If such funds were repatriated or we determined that all or a portion of such foreign earnings are no longer permanently reinvested, we may be subject to applicable non-U.S. income and withholding taxes. Determination of the amount of any potential future unrecognized deferred tax liability on such unremitted earnings is not practicable and is recorded in the period when any foreign earnings are determined to be no longer permanently reinvested. During fiscal year 2025, the Company changed its indefinite reinvestment assertion for our subsidiary in China, and has recorded a deferred tax liability on their earnings for the applicable withholding taxes. The Company continues to assert permanent reinvestment of foreign earnings in all other foreign jurisdictions as well as for earnings prior to fiscal year 2025 for China.

The Company's Repurchase Plan allows the repurchase of up to $120 million of our common stock. Purchases may be made under various programs, including in open-market transactions, block transactions on or off an exchange, or in privately negotiated transactions, all in accordance with applicable securities laws and regulations. The Repurchase Plan has no expiration date but may be suspended or discontinued at any time. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements, and other corporate considerations, as determined by the Company's management team. The Company expects to finance the purchases with existing liquidity. The Company has repurchased $103.7 million of common stock under the Repurchase Plan through June 30, 2025.

Our ability to generate cash from operations to meet our liquidity obligations could be adversely affected in the future by factors such as general economic and market conditions, lack of availability of raw material components in the supply chain, a decline in demand for our services, loss of key contract customers, unsuccessful integration of acquisitions and new operations, global health emergencies, and the related uncertainties around the financial impact, and other unforeseen circumstances. In particular, should demand for our customers' products and, in turn, our services decrease significantly over the next 12 months, the available cash provided by operations could be adversely impacted.

Fair Value

During fiscal year 2025, no level 1 or level 2 financial instruments were affected by a lack of market liquidity. For level 1 financial assets, readily available market pricing was used to value the financial instruments. Our foreign currency derivative assets and liabilities, which were classified as level 2, were independently valued using observable market inputs such as forward interest rate yield curves, current spot rates, and time value calculations. To verify the reasonableness of the independently determined fair values, these derivative fair values were compared to fair values calculated by the counterparty banks. Our own credit risk and counterparty credit risk had an immaterial impact on the valuation of the foreign currency derivatives. See Note 14 - Fair Value of Notes to Consolidated Financial Statements for additional information.

Off-Balance Sheet Arrangements

As of June 30, 2025, we do not have any material off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Kimball Electronics' Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the use of estimates and assumptions that affect amounts reported and disclosed in the Consolidated Financial Statements and related notes. Actual results could differ from these estimates and assumptions. Management uses its best judgment in the assumptions used to value these estimates, which are based on current facts and circumstances, prior experience, and other assumptions that are believed to be reasonable. Management believes the following critical accounting policies reflect the more significant judgments and estimates used in preparation of our Consolidated Financial Statements and are the policies that are most critical in the portrayal of our financial position and results of operations. Management has discussed these critical accounting policies and estimates with the Audit Committee of the Company's Board of Directors and with the Company's independent registered public accounting firm.

Revenue recognition - Kimball Electronics recognizes revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services and products. The majority of our revenue is recognized over time as manufacturing services are performed where we manufacture a product with no alternative use and have an enforceable right to payment for performance completed to date. The remaining revenue is recognized when the customer obtains control of the manufactured product.

Taxes - Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. We evaluate the recoverability of our deferred tax assets each quarter by assessing the likelihood of future taxable income and available tax planning strategies that could be implemented to realize our deferred tax assets. If recovery is not likely, we provide a valuation allowance based on our best estimate of future taxable income in the various taxing jurisdictions and the amount of deferred taxes ultimately realizable. Future events could change management's assessment.

We operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. However, we believe we have made adequate provision for income and other taxes for all years that are subject to audit. As tax positions are effectively settled, the tax provision will be adjusted accordingly. The liability for uncertain income tax and other tax positions, including accrued interest and penalties on those positions, was $1.5 million and $1.6 million at June 30, 2025 and June 30, 2024, respectively.

New Accounting Standards

See Note 1 - Business Description and Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements for information regarding New Accounting Standards.

Item 7A - *Quantitative and Qualitative Disclosures About Market Risk*

Foreign Exchange Rate Risk: Kimball Electronics operates internationally and thus is subject to potentially adverse movements in foreign currency rate changes. Our principal foreign currency exposures include the Euro, Polish zloty, Romanian leu, Chinese renminbi, Thai baht, and Mexican peso. Our risk management strategy includes the use of derivative financial instruments to hedge certain foreign currency exposures. Derivatives are used only to manage underlying exposures and are not used in a speculative manner. Further information on derivative financial instruments is provided in Note 15 - Derivative Instruments of Notes to Consolidated Financial Statements. We estimate that a hypothetical 10% adverse change in foreign currency exchange rates from levels at June 30, 2025 relative to non-functional currency balances of monetary instruments, to the extent not hedged by derivative instruments, would not have a material impact on profitability in an annual period. Actual future gains and losses could have a material impact in an annual period depending on changes or differences in market rates and interrelationships, hedging instruments, timing, and other factors.

Interest Rate Risk: Our primary exposure to market risk for changes in interest rates relates to our primary credit facility, described further in Note 9 - Credit Facilities of Notes to Consolidated Financial Statements, as the interest rates paid for borrowings are determined at the time of borrowing based on market indices. Therefore, although we can elect to fix the interest rate at the time of borrowing, the facility does expose us to market risk for changes in interest rates. We estimate that a hypothetical 10% change in interest rates on borrowing levels at June 30, 2025 would not have a material impact of profitability in an annual period. The interest rate on all borrowings at June 30, 2025 are based on the Secured Overnight Financing Rate ("SOFR").

Item 8 - *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kimball Electronics, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting and for the preparation and integrity of the accompanying financial statements and other related information in this report. The consolidated financial statements of the Company and its subsidiaries, including the footnotes, were prepared in accordance with accounting principles generally accepted in the United States of America and include judgments and estimates, which in the opinion of management are applied on an appropriately conservative basis. We maintain a system of internal and disclosure controls intended to provide reasonable assurance that assets are safeguarded from loss or material misuse, transactions are authorized and recorded properly, and that the accounting records may be relied upon for the preparation of the financial statements. This system is tested and evaluated regularly for adherence and effectiveness by employees who work within the internal control processes and by our staff of internal auditors.

The Audit Committee of the Board of Directors, which is comprised of directors who are not employees of the Company, meets regularly with management, our internal auditors, and the independent registered public accounting firm to review our financial policies and procedures, our internal control structure, the objectivity of our financial reporting, and the independence of the independent registered public accounting firm. The internal auditors and the independent registered public accounting firm have free and direct access to the Audit Committee, and they meet periodically, without management present, to discuss appropriate matters.

Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.

These consolidated financial statements are subject to an evaluation of internal control over financial reporting conducted under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, conducted under the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management concluded that our internal control over financial reporting was effective as of June 30, 2025.

/s/ RICHARD D. PHILLIPS

Richard D. Phillips
Chief Executive Officer
August 22, 2025

/s/ JANA T. CROOM

Jana T. Croom
Chief Financial Officer
August 22, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Share Owners and the Board of Directors of Kimball Electronics, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kimball Electronics, Inc. and subsidiaries (the "Company") as of June 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, share owners' equity, and cash flows, for each of the three years in the period ended June 30, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2025, based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition—Contracts Recognized Over Time— Refer to Notes 1 and 2 to the financial statements

Critical Audit Matter Description

The majority of the Company's revenue is recognized over time as manufacturing services are performed when the Company manufactures a product to customer specifications with no alternative use and for which the Company has an enforceable right to payment for performance completed to date. The Company generally recognizes revenue over time to depict the Company's progress towards meeting its performance obligations, using costs based input methods, in which judgment is required to evaluate assumptions including the anticipated margins to estimate the corresponding amount of revenue to recognize.

The timing differences of revenue recognition, billings to the Company's customers, and cash collections from the Company's customers result in billed accounts receivable and unbilled accounts receivable. Contract assets on the consolidated balance sheets relate to unbilled accounts receivable and occur when revenue is recognized over time as manufacturing services are provided and the billing to the customer has not yet occurred as of the balance sheet date, which are generally transferred to receivables in the next fiscal quarter due to the short-term nature of the manufacturing cycle.

We identified the Company's revenue recognition over time for contracts with customers as a critical audit matter because of the judgments required to evaluate assumptions, including the anticipated margins to estimate the corresponding amount of revenue to recognize and contract assets to record. This required an increased extent of audit effort due to the significant number of contracts on which the Company recognizes revenue over time and a high degree of auditor judgment when performing procedures to audit management's estimate of anticipated margins used to recognize revenue over time and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of the anticipated margins used to recognize revenue over time and record contract assets included the following, among others:

- We tested the effectiveness of controls over the Company's recognition of revenue over time and the related contract asset balance, including management's process for estimating the anticipated margins for manufactured products. We evaluated management's ability to estimate revenue accurately by comparing actual margins to management's historical estimates for completed contracts.

- We selected a sample of contracts with customers and performed the following:

  – Evaluated whether the contracts with customers were properly included or excluded in management's calculation of over time contract revenue based on the terms and conditions of each contract, including whether the Company determined the product has no alternative use and that the Company has an enforceable right to payment for performance completed to date.

  – Compared the transaction prices to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

  – Tested the accuracy and completeness of the costs incurred to date for the respective performance obligations by comparing the quantities on hand and standard cost per the calculation to the Company's perpetual inventory information and testing any manufacturing variances and purchase price adjustments.

  – Evaluated the calculation of the amount of revenue to recognize for the performance obligation by:
    ◦ Evaluating the reasonableness of management's anticipated margins used in the Company's calculation of revenue.

- Evaluating the appropriateness and consistency of the methods and assumptions used by management to develop the estimates of anticipated margin at completion.

- We tested the mathematical accuracy of management's calculation of revenue recognized over time and the related contract asset balance.

/s/ Deloitte & Touche LLP
Indianapolis, Indiana
August 22, 2025

We have served as the Company's auditor since 2014.

KIMBALL ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except for Share Data)

	June 30, 2025	June 30, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 88,781	$ 77,965
Receivables, net of allowances of $102 and $1,002, respectively	222,623	282,336
Contract assets	71,812	76,320
Inventories	273,500	338,116
Prepaid expenses and other current assets	36,027	44,682
Assets held for sale	6,861	27,587
Total current assets	699,604	847,006
Property and Equipment, net of accumulated depreciation of $334,465 and $309,499, respectively	264,804	269,659
Goodwill	6,191	6,191
Other Intangible Assets, net of accumulated amortization of $28,227 and $27,300, respectively	2,427	2,994
Other Assets, net	104,286	82,069
Total Assets	$ 1,077,312	$ 1,207,919
LIABILITIES AND SHARE OWNERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 17,400	$ 59,837
Accounts payable	218,805	213,551
Advances from customers	35,867	30,151
Accrued expenses	46,489	63,189
Liabilities held for sale	—	8,594
Total current liabilities	318,561	375,322
Other Liabilities:		
Long-term debt under credit facilities, less current portion	129,650	235,000
Long-term income taxes payable	—	3,255
Other long-term liabilities	59,217	53,881
Total other liabilities	188,867	292,136
Share Owners' Equity:		
Preferred stock-no par value		
Shares authorized: 15,000,000 Shares issued: None	—	—
Common stock-no par value		
Shares authorized: 150,000,000 Shares issued: 29,430,000 Shares outstanding: 24,218,500 and 24,733,000, respectively	—	—
Additional paid-in capital	323,309	319,463
Retained earnings	333,548	316,564
Accumulated other comprehensive loss	1,063	(17,807)
Treasury stock, at cost:		
Shares: 5,211,500 and 4,697,000, respectively	(88,036)	(77,759)
Total Share Owners' Equity	569,884	540,461
Total Liabilities and Share Owners' Equity	$ 1,077,312	$ 1,207,919

See Notes to Consolidated Financial Statements

KIMBALL ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except for Per Share Data)

	Year Ended June 30					
	2025		**2024**		**2023**	
Net Sales	$	1,486,727	$	1,714,510	$	1,823,429
Cost of Sales		1,382,323		1,574,253		1,667,264
Gross Profit		104,404		140,257		156,165
Selling and Administrative Expenses		50,270		66,626		68,648
Other General Income		—		(892)		(212)
Restructuring Expense		10,990		2,386		—
Goodwill Impairment		—		5,820		—
(Gain on Disposal) Asset Impairment		(2,391)		17,040		—
Operating Income		45,535		49,277		87,729
Other Income (Expense):						
Interest income		771		638		153
Interest expense		(14,745)		(22,839)		(16,263)
Non-operating income (expense), net		(5,332)		(1,877)		3,125
Other expense, net		(19,306)		(24,078)		(12,985)
Income Before Taxes on Income		26,229		25,199		74,744
Provision for Income Taxes		9,245		4,688		18,913
Net Income	$	16,984	$	20,511	$	55,831
Earnings Per Share of Common Stock:						
Basic	$	0.68	$	0.82	$	2.24
Diluted	$	0.68	$	0.81	$	2.22
Average Number of Shares Outstanding:						
Basic		24,782		25,079		24,904
Diluted		25,017		25,278		25,076

See Notes to Consolidated Financial Statements

KIMBALL ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands)

	Year Ended June 30, 2025			Year Ended June 30, 2024			Year Ended June 30, 2023		
	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax
Net Income			$ 16,984			$ 20,511			$ 55,831
Other Comprehensive Income (Loss):									
Foreign currency translation adjustments	$ 16,523	$ —	$ 16,523	$ (2,620)	$ 192	$ (2,428)	$ 5,517	$ —	$ 5,517
Postemployment actuarial change	113	(69)	44	(916)	275	(641)	(276)	(54)	(330)
Derivative gain (loss)	(82)	18	(64)	2,621	(524)	2,097	9,547	(2,081)	7,466
Reclassification to (earnings) loss:									
Derivatives	2,960	(762)	2,198	(7,530)	1,670	(5,860)	(4,936)	1,041	(3,895)
Amortization of actuarial change	222	(53)	169	94	(23)	71	(174)	42	(132)
Other Comprehensive Income (Loss)	$ 19,736	$ (866)	$ 18,870	$ (8,351)	$ 1,590	$ (6,761)	$ 9,678	$ (1,052)	$ 8,626
Total Comprehensive Income			$ 35,854			$ 13,750			$ 64,457

See Notes to Consolidated Financial Statements

KIMBALL ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended June 30		
	2025	2024	2023
Cash Flows From Operating Activities:			
Net income	$ 16,984	$ 20,511	$ 55,831
Adjustments to reconcile net income to net cash provided by (used for):			
Depreciation and amortization	36,994	38,030	32,416
Gain on sales of assets	(1,139)	(15)	(23)
Deferred income taxes	(6,243)	(8,852)	(1,714)
Goodwill impairment	—	5,820	—
(Gain on disposal) asset impairment	(2,391)	17,040	—
Stock-based compensation	6,519	7,185	6,914
Other, net	5,802	2,928	33
Change in operating assets and liabilities:			
Receivables	71,769	8,485	(82,386)
Contract assets	4,508	2,478	(14,718)
Inventories	74,646	64,219	(50,234)
Prepaid expenses and other assets	(466)	(6,412)	(13,265)
Accounts payable	(2,790)	(102,574)	20,448
Advances from customers	(6,119)	34,922	7,938
Accrued expenses and taxes payable	(14,137)	(10,548)	24,956
Net cash provided by (used for) operating activities	183,937	73,217	(13,804)
Cash Flows From Investing Activities:			
Capital expenditures	(33,276)	(46,074)	(89,367)
Proceeds from sales of assets	383	499	316
Purchases of capitalized software	(399)	(966)	(1,321)
Net proceeds from disposal	18,507	—	—
Other, net	85	20	(95)
Net cash used for investing activities	(14,700)	(46,521)	(90,467)
Cash Flows From Financing Activities:			
Proceeds from credit facilities	100,000	—	105,000
Payments on credit facilities	(237,500)	—	—
Additional net change in revolving credit facilities	(9,830)	13,450	(4,304)
Repurchases of common stock	(12,032)	(2,847)	—
Payments related to tax withholding for stock-based compensation	(1,013)	(1,479)	(1,417)
Debt issuance costs	(499)	(150)	(100)
Net cash (used for) provided by financing activities	(160,874)	8,974	99,179
Effect of Exchange Rate Change on Cash, Cash Equivalents, and Restricted Cash	2,325	(755)	(895)
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	10,688	34,915	(5,987)
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year [(1)]	78,779	43,864	49,851
Cash, Cash Equivalents, and Restricted Cash at End of Year [(1)]	$ 89,467	$ 78,779	$ 43,864
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Income taxes	$ 12,825	$ 27,265	$ 13,662
Interest expense	$ 18,147	$ 19,444	$ 15,334
Non-cash investing activity:			
Unpaid purchases of property and equipment at the end of the year	$ 4,000	$ 1,442	$ 3,122

[(1)] The following table reconciles cash and cash equivalents in the consolidated balance sheets to cash, cash equivalents, and restricted cash per the consolidated statements of cash flows. The restricted cash included in Prepaid expenses and other current assets on the consolidated balance sheet represents funds held by the Company for a foreign subsidiary's employee savings plan.

	Year Ended June 30		
	2025	2024	2023
Cash and Cash Equivalents	$ 88,781	$ 77,965	$ 42,955
Restricted Cash included in Prepaid expenses and other current assets	$ 686	$ 814	$ 909
Total Cash, Cash Equivalents, and Restricted Cash at end of period	$ 89,467	$ 78,779	$ 43,864

See Notes to Consolidated Financial Statements

KIMBALL ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF SHARE OWNERS' EQUITY
(Amounts in Thousands, Except for Share Data)

	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Share Owners' Equity
Amounts at June 30, 2022	$ 311,090	$ 240,222	$ (19,672)	$ (77,669)	$ 453,971
Net income		55,831			55,831
Other comprehensive income (loss)			8,626		8,626
Issuance of non-restricted stock (14,000 shares)	152			173	325
Compensation expense related to stock compensation plans	6,657				6,657
Performance share issuance (84,000 shares)	(2,417)			1,001	(1,416)
Amounts at June 30, 2023	$ 315,482	$ 296,053	$ (11,046)	$ (76,495)	$ 523,994
Net income		20,511			20,511
Other comprehensive income (loss)			(6,761)		(6,761)
Issuance of non-restricted stock (18,000 shares)	235			222	457
Compensation expense related to stock compensation plans	6,773				6,773
Performance and restricted share issuance (108,000 and 19,000 shares, respectively)	(3,027)			1,549	(1,478)
Repurchase of Common Stock (136,000 shares)				(3,035)	(3,035)
Amounts at June 30, 2024	$ 319,463	$ 316,564	$ (17,807)	$ (77,759)	$ 540,461
Net income		16,984			16,984
Other comprehensive income (loss)			18,870		18,870
Issuance of non-restricted stock (26,000 shares)	180			320	500
Compensation expense related to stock compensation plans	6,035				6,035
Performance and restricted share issuance (83,000 and 27,000 shares, respectively)	(2,379)			1,341	(1,038)
Charitable donation of common stock (2,000 shares)	10			20	30
Repurchase of Common Stock (653,000 shares) (including excise tax)				(11,958)	(11,958)
Amounts at June 30, 2025	$ 323,309	$ 333,548	$ 1,063	$ (88,036)	$ 569,884

See Notes to Consolidated Financial Statements

KIMBALL ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1   Business Description and Summary of Significant Accounting Policies

Business Description:

Kimball Electronics, Inc. (also referred to herein as "Kimball Electronics," the "Company," "we," "us," or "our") is a global, multifaceted manufacturing solutions provider. We provide electronics manufacturing services ("EMS"), including engineering and supply chain support, to customers in the automotive, medical, and industrial end markets. We further produce higher level and final assemblies and offer contract manufacturing organization ("CMO") solutions which include the production of medical disposables and drug delivery devices, from precision molded plastics and cold chain management to drug integration. Our design and manufacturing expertise coupled with robust processes and procedures help us ensure that we deliver the highest levels of quality, reliability, and service throughout the entire life cycle of our customers' products. We deliver award-winning service across our highly integrated global footprint, which is enabled by our largely common operating system, procedures, and standardization. We are well recognized by customers and industry trade publications for our excellent quality, reliability, and innovative service.

Principles of Consolidation:

The Consolidated Financial Statements include the accounts of all domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts included in the Consolidated Financial Statements and related note disclosures. While efforts are made to assure estimates used are reasonably accurate based on management's knowledge of current events, actual results could differ from those estimates.

Segment Information:

Kimball Electronics has business units located in the United States, China, Mexico, Poland, Romania, and Thailand, and each of these business units qualify as operating segments.

Our operating segments meet the aggregation criteria under the current accounting guidance for segment reporting. As of June 30, 2025, all of our operating segments provide contract manufacturing services, including engineering and supply chain support, for the production of electronic assemblies and other products including precision molded plastics drug delivery devices primarily in automotive, medical, and industrial applications, to the specifications and designs of our customers. The nature of the products, the production process, the type of customers, and the methods used to distribute the products have similar characteristics across all our operating segments. Each of our operating segments service customers in multiple markets, and many of our customers' programs are manufactured and serviced by multiple operating segments. We leverage global processes such as component procurement and customer pricing that provide commonality and consistency among the various regions in which we operate. All of our operating segments have similar long-term economic characteristics, and as such, have been aggregated into one reportable segment. See Note 17 - Segment Reporting for more information.

Revenue Recognition:

We recognize revenue in accordance with the standard issued by the Financial Accounting Standards Board ("FASB"), Revenue from Contracts with Customers and all the related amendments. Our revenue from contracts with customers is generated primarily from manufacturing services provided for the production of electronic assemblies, components, medical devices, medical disposables, and precision molded plastics built to customers' specifications. Our customer agreements are generally not for a definitive term but continue for the relevant product's life cycle. Typically, our customer agreements do not commit the customer to purchase our services until a purchase order or a contractually binding forecast is provided, which are generally short term in nature. Customer purchase orders and contractually binding forecasts primarily have a single performance obligation. Generally, the prices stated in the customer purchase orders or committed to in contractually binding forecasts are agreed upon prices for the manufactured product and do not vary over the term of the order or the contractually binding forecast period, and therefore, the majority of our contracts do not contain variable consideration. In limited circumstances, we may enter into a contract which contains minimum quantity thresholds to cover our capital costs, and we may offer our customer a rebate for specific volume thresholds or other incentives; in these cases, the rebates or incentives are accounted for as variable consideration.

The majority of our revenue is recognized over time as manufacturing services are performed as we manufacture a product to customer specifications with no alternative use and we have an enforceable right to payment for performance completed to date. The remaining revenue for manufacturing services is recognized when the customer obtains control of the product, typically either upon shipment or delivery of the product dependent on the terms of the contract, and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the asset. We generally recognize revenue over time using costs based input methods, in which judgment is required to evaluate assumptions including anticipated margins to estimate the corresponding amount of revenue to recognize. Costs used as a basis for estimating anticipated margins include material, direct and indirect labor, and appropriate applied overheads. Anticipated margins are determined based on historical or quoted customer pricing. Costs based input methods are considered a faithful depiction of our efforts and progress toward satisfying our performance obligations for manufacturing services and for which we believe we are entitled to payment for performance completed to date. The cumulative effect of revisions to estimates related to net contract revenues or costs are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated.

We have elected to account for shipping and handling activities related to contracts with customers as costs to fulfill our promise to transfer the associated services and products. Accordingly, we record customer payments of shipping and handling costs as a component of net sales and classify such costs as a component of cost of sales. We recognize sales net of applicable sales or value add taxes. Based on estimated product returns and price concessions, a reserve for returns and allowances is recorded at the time revenue is recognized, resulting in a reduction of net revenue.

Direct incremental costs to obtain and fulfill a contract are capitalized as a contract asset only if they are material, expected to be recovered, and are not accounted for in accordance with other guidance. Incidental items that are immaterial in the context of the contract are recognized as expense in the period incurred.

Cash and Cash Equivalents:

Cash equivalents consist primarily of highly liquid investments with original maturities of three months or less at the time of acquisition. Cash and cash equivalents consist of bank accounts and money market funds. Bank accounts are stated at cost, which approximates fair value, and money market funds are stated at fair value.

Trade Accounts Receivable:

The Company's trade accounts receivable are recorded per the terms of the agreement or sale, and accrued interest is recognized when earned. Our policy for estimating the allowance for credit losses on trade accounts receivable includes analysis of such items as aging, credit worthiness, payment history, and historical bad debt experience. Management uses these specific analyses in conjunction with an evaluation of the general economic and market conditions to estimate expected credit losses. Management believes that historical loss information generally provides a basis for its assessment of expected credit losses. Trade accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. Adjustments to the allowance for credit losses are recorded in Selling and Administrative Expenses on our Consolidated Statements of Income.

In the ordinary course of business, customers periodically negotiate extended payment terms on trade accounts receivable. Customary terms require payment within 30 to 45 days, with any terms beyond 45 days being considered extended payment terms. We participate in our customers' supply chain financing arrangements for certain of our accounts receivables in order to extend terms for the customer without negatively impacting our cash flow. These arrangements in all cases do not contain recourse provisions which would obligate us in the event of our customers' failure to pay. Receivables are considered sold when they are transferred beyond the reach of Kimball Electronics and its creditors, the purchaser has the right to pledge or exchange the receivables, and we have surrendered control over the transferred receivables. During fiscal years 2025, 2024, and 2023, we sold $338.4 million, $410.0 million, and $485.4 million of accounts receivable, respectively. Factoring fees were $2.3 million, $3.4 million, and $4.8 million during fiscal years 2025, 2024, and 2023, respectively. Factoring fees are recorded in Non-operating income (expense), net on our Consolidated Statements of Income for the fiscal year ended June 30, 2025. Prior to fiscal year 2025, factoring fees were recorded in Selling and Administrative Expenses.

Beginning in fiscal year 2025, we are also a party to a Receivables Purchase Agreement (the "RPA") with a third-party banking institution for the sale of trade receivables generated from sales to certain customers, subject to acceptance by, and a funding commitment from, the bank that is a party to the RPA. Receivables sold pursuant to the RPA are serviced by us.

Under the program, we sell our entire interest in certain receivables at the invoice amount less a discount. Upon sale, these receivables are removed from the Consolidated Balance Sheets and cash received is presented as cash provided by operating activities in the Consolidated Statements of Cash Flows. We are required to remit amounts collected as a servicer under the RPA on a weekly basis to the financial institution that purchased the receivables. Our risks with respect to receivables we service include commercial disputes regarding such receivables and no greater than 5.0% of sold and outstanding receivables in the event of customer insolvency.

In fiscal year 2025, under this program, we sold $19.4 million of receivables and incurred discount fees of $0.1 million, recorded in Non-operating income (expense), net on our Consolidated Statements of Income. Receivables sold under the RPA and subject to our servicing that remained outstanding and uncollected as of June 30, 2025 were $19.4 million.

In limited circumstances, our China operation may receive banker's acceptance drafts from customers as payment on account. The banker's acceptance drafts are non-interest bearing and primarily mature within six months from the origination date. The Company has the ability to sell the drafts at a discount or transfer the drafts in settlement of current accounts payable prior to the scheduled maturity date. There are no drafts outstanding at June 30, 2025 and 2024, respectively. Drafts received and outstanding would be reflected in Receivables on the Consolidated Balance Sheets until the banker's drafts are sold at a discount, transferred in settlement of current accounts payable, or cash is received at maturity. Banker's acceptance drafts sold at a discount or transferred in settlement of current accounts payable during fiscal year 2025 were $14.3 million. No banker's acceptance drafts were sold at a discount or transferred in settlement of current accounts payable during fiscal years 2024 and 2023.

In fiscal year 2024, changes to the expected timing of payments from and risk of default for a customer resulted in the recording of an allowance for credit losses in Selling and Administrative Expenses on our Consolidated Statements of Income. Although the customer is not in bankruptcy and we will continue to pursue full recovery, an allowance was deemed necessary in consideration of the expected timing of payments and risk of default. The amount expected to be collected after twelve months is included in Other Assets, net on the Consolidated Balance Sheet. At June 30, 2025, the noncurrent receivable associated with this customer in Other Assets, net totaled $2.5 million, which is net of the $2.0 million allowance for expected credit losses. The current portion of receivables from this customer is $2.0 million at June 30, 2025.

Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost includes material, labor, and applicable manufacturing overhead. Costs associated with underutilization of capacity are expensed as incurred. Inventories are valued using the first-in, first-out ("FIFO") method. Inventories are adjusted for excess and obsolete inventory. Evaluation of excess inventory includes such factors as anticipated usage, inventory turnover, inventory levels, and product demand levels. Factors considered when evaluating obsolescence include the age of on-hand inventory and reduction in value due to damage, design changes, or cessation of product lines. Evaluation of both excess inventory and obsolescence also considers whether customer agreements specify customer obligation to pay for such inventory.

Property, Equipment, and Depreciation:

Property and equipment are stated at cost less accumulated depreciation and depreciated over the estimated useful life of the assets using the straight-line method for most assets and units of production method for certain fully dedicated machinery and equipment. Generally, maintenance and repairs are expensed as incurred. Depreciation and expenses for maintenance and repairs are included in both Cost of Sales and Selling and Administrative Expense on the Consolidated Statements of Income.

Impairment of Long-Lived Assets:

We perform reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal. In fiscal year 2024, we recognized $17.0 million of impairment with the decision to divest of GES. In addition, on November 4, 2024, the Company announced that its Board of Directors has approved a plan to cease operations at our Tampa facility, which concluded with the assets being held for sale at the end of the fiscal year. No impairment was recorded on the Tampa assets as we deemed them recoverable. See Note 3 - Sale of GES and Note 4 - Restructuring Activities, respectively, for more information on the GES divestiture and Tampa Closure. Impairment of long-lived assets was not material during fiscal years 2024 and 2023.

Goodwill:

Goodwill represents the difference between the purchase price and the related underlying tangible and intangible net asset fair values resulting from business acquisitions. Annually, or if conditions indicate an earlier review is necessary, goodwill is assessed or tested at the reporting unit level. If the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down to its estimated fair value. See Note 7 - Goodwill and Other Intangible Assets for more information on Goodwill.

To test GES, our automation, test, and measurement business unit, for goodwill impairment in fiscal year 2024, we used a combination of the Income Approach and the Market Approach. The discounted cash flow method (Income Approach) uses forecasted information based on management's strategic plans and projections. Discount rates are developed using a weighted average cost of capital ("WACC") methodology. The WACC represents the blended average required rate of return for equity and debt capital based on observed market return data and company specific risk factors. In the Market Approach, fair value is determined using transactional evidence for similar publicly traded equity.

During fiscal year 2024, the Company made the decision to divest of GES and committed to a plan to sell the business. As a result, the business unit met the criteria to be classified as held for sale, and goodwill and asset impairment were recorded. See Note 3 - Sale of GES for more information on the sale of GES.

Other Intangible Assets:

Other Intangible Assets reported on the Consolidated Balance Sheets consist of capitalized software. Intangible assets are reviewed for impairment, and their remaining useful lives evaluated for revision, when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. Internal-use software is stated at cost less accumulated amortization and is amortized using the straight-line method. During the software application development stage, capitalized costs include external consulting costs, cost of software licenses, and could include internal payroll and payroll-related costs for employees who are directly associated with a software project. Upgrades and enhancements are capitalized if they result in added functionality which enable the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion, and business process reengineering costs are expensed in the period in which they are incurred.

Leases:

The Company leases certain office facilities, manufacturing facilities, warehouse facilities, and equipment under operating leases, in addition to land on which certain office and manufacturing facilities reside. These operating leases expire from fiscal year 2027 to 2056. The Company determines if a contract is or contains a lease at inception. Lease assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our estimated incremental borrowing rate, unless the implicit rate is readily determinable. The estimated incremental borrowing rate is the rate of interest we would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. See Note 21 - Leases for more information on leases.

Research and Development:

The costs of research and development are expensed as incurred and are included in Cost of Sales on the Consolidated Statements of Income. Research and development costs were approximately $17.5 million, $18.3 million, and $24.4 million in fiscal years 2025, 2024, and 2023, respectively.

Insurance and Self-insurance:

We are self-insured up to certain limits for general liability, workers' compensation, and certain domestic employee health benefits including medical, short-term disability, and dental, with the related liabilities included in the accompanying financial statements. Our policy is to estimate reserves based upon a number of factors including known claims, estimated incurred but not reported claims, and other analyses, which are based on historical information along with certain assumptions about future events. Approximately 16% of the workforce is covered under self-insured medical and short-term disability plans. At June 30, 2025 and 2024, accrued liabilities for self-insurance exposure were $1.4 million and $2.2 million, respectively.

The remainder of our workforce not covered by self-insured plans have medical and disability coverage through either our external plans or government plans. Insurance benefits are not provided to retired employees.

Income Taxes:

Deferred income tax assets and liabilities, recorded in Other Assets and Other long-term liabilities, respectively, in the Consolidated Balance Sheets, are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. We evaluate the recoverability of deferred tax assets each quarter by assessing the likelihood of future taxable income and available tax planning strategies that could be implemented to realize our deferred tax assets. If recovery is not likely, we provide a valuation allowance based on our best estimate of future taxable income in the various taxing jurisdictions and the amount of deferred taxes ultimately realizable. Future events could change management's assessment.

We operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex uncertain tax positions, which may require an extended period of time to resolve. A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. We maintain a liability for uncertain income tax and other tax positions, including accrued interest and penalties on those positions. As tax positions are effectively settled, the tax liability is adjusted accordingly. We recognize interest and penalties related to unrecognized tax benefits in Provision for Income Taxes on the Consolidated Statements of Income. See Note 12 - Income Taxes for more information.

Concentrations of Credit Risk:

We have business and credit risks associated with our customers. The Company monitors credit quality and associated risks of receivables on an individual basis based on criteria such as financial stability of the party and collection experience in conjunction with general economic and market conditions.

A summary of significant customers' net sales and trade receivables as a percentage of consolidated net sales and consolidated trade receivables is as follows:

| | Net Sales | | | Trade Receivables | |
| | Year Ended June 30 | | | As of June 30 | |
	2025	2024	2023	2025	2024
Nexteer Automotive	19%	16%	15%	30%	21%
Philips	*	*	14%	*	*
ZF	11%	13%	12%	*	14%
HL Mando	*	*	*	10%	*

*amount is less than 10% of total

Off-Balance Sheet Risk:

Off-balance sheet arrangements are limited to standby letters of credit entered into in the normal course of business as described in Note 8 - Commitments and Contingent Liabilities.

Non-operating Income and Expense:

Non-operating income (expense), net includes the impact of such items as foreign currency rate movements and related derivative gain or loss, fair value adjustments on supplemental employee retirement plan ("SERP") investments, government subsidies, credit facility fees, factoring fees, bank charges, and other miscellaneous non-operating income and expense items that are not directly related to operations. Prior to fiscal year 2025, factoring fees were recorded in Selling and Administrative Expenses on our Consolidated Statements of Income. The gain (loss) on SERP investments is offset by a change in the SERP liability that is recognized in Selling and Administrative Expense.

Components of Non-operating income (expense), net:

	Year Ended June 30		
(Amounts in Thousands)	2025	2024	2023
Foreign currency/derivative gain (loss)	$ (1,751)	$ (1,425)	$ 2,769
Gain (loss) on SERP investments	614	680	701
Factoring fees/AR program discounts	(2,415)	—	—
Credit facilities fees and bank charges	(1,018)	(873)	(714)
Other	(762)	(259)	369
Non-operating income (expense), net	$ (5,332)	$ (1,877)	$ 3,125

Foreign Currency Translation:

The Company uses the U.S. dollar and Euro as its functional currencies. Foreign currency assets and liabilities are remeasured into functional currencies at end-of-period exchange rates, except for nonmonetary assets and equity, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at the weighted average exchange rate during the fiscal year, except for expenses related to nonmonetary assets, which are remeasured at historical exchange rates. Gains and losses from foreign currency remeasurement are reported in Non-operating income or expense on the Consolidated Statements of Income.

For business units whose functional currency is other than the U.S. dollar, the translation of functional currency statements to U.S. dollar statements uses end-of-period exchange rates for assets and liabilities, weighted average exchange rates for revenue and expenses, and historical rates for equity. The resulting currency translation adjustment is recorded in Accumulated Other Comprehensive Income (Loss), as a component of Share Owners' Equity.

Derivative Instruments and Hedging Activities:

Derivative financial instruments are recognized on the balance sheet as assets and liabilities and are measured at fair value. Changes in the fair value of derivatives are recorded each period in earnings or Accumulated Other Comprehensive Income (Loss), depending on whether a derivative is designated and effective as part of a hedge transaction, and if it is, the type of hedge transaction. Hedge accounting is utilized when a derivative is expected to be highly effective upon execution and continues to be highly effective over the duration of the hedge transaction. Hedge accounting permits gains and losses on derivative instruments to be deferred in Accumulated Other Comprehensive Income (Loss) and subsequently included in earnings in the periods in which earnings are affected by the hedged item. For transactions and balances denominated in currencies other than functional currencies, we use forward purchases to manage exposure to the variability of cash flows and foreign exchange contracts to hedge intercompany balances and other balance sheet positions. Cash receipts and cash payments related to derivative instruments are recorded in the same category as the cash flows from the items being hedged on the Consolidated Statements of Cash Flows. See Note 15 - Derivative Instruments for more information on derivative instruments and hedging activities.

Stock-Based Compensation:

As described in Note 11 - Stock Compensation Plans, the Company maintains the 2023 Equity Incentive Plan, which allows for the issuance of incentive stock options, stock appreciation rights, restricted shares, unrestricted shares, restricted share units, or performance shares and performance units for grant to officers and other key employees, and to members of the Board of Directors who are not employees. The Company also maintains the Kimball Electronics, Inc. Non-Employee Directors Stock Compensation Deferral Plan (the "Deferral Plan"), which allows Non-Employee Directors to elect to defer all, or a portion of, their retainer fees in stock. We recognize the cost resulting from share-based payment transactions using a fair-value-based method on a majority of our transactions. The estimated fair value of outstanding performance shares is based on the stock price at the date of the grant. Stock-based compensation expense is recognized for the portion of the award for which performance targets have been established and is expected to vest. The Company has elected to account for forfeitures by reversing the compensation costs at the time a forfeiture occurs.

New Accounting Standards:

Adopted in Fiscal Year 2025:

In November 2023, the Financial Accounting Standards Board ("FASB") issued guidance on Improvements to Reportable Segment Disclosures, requiring additional, more detailed information about a reportable segment. The guidance is effective for fiscal years beginning after December 15, 2023 and for interim periods beginning after December 15, 2024. The Company adopted the standard for the year ended June 30, 2025. See Note 17 - Segment Reporting for more information.

Not Yet Adopted:

In November 2024, the FASB issued guidance on Expense Disaggregation Disclosures, requiring more disclosure about the types of expenses presented in our expense captions. The guidance is effective for fiscal years beginning after December 15, 2026 and for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the guidance can be applied prospectively or retrospectively. We are currently evaluating the impact of the adoption of this guidance on our consolidated financial statements.

In December 2023, the FASB issued guidance on Improvements to Income Tax Disclosures, intended to enhance the transparency and decision usefulness of income tax disclosures. The guidance is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt the standard for the year ended June 30, 2026 and will include any additional disclosures in its Annual Report on Form 10-K for the fiscal year.

Note 2   Revenue from Contracts with Customers

Our revenue from contracts with customers is generated primarily from manufacturing services provided for the production of electronic assemblies, electronic and non-electronic components, medical devices, medical disposables, and precision molded plastics in automotive, medical, and industrial applications, to the specifications and designs of our customers.

The following table disaggregates our revenue by end market vertical for fiscal years 2025, 2024, and 2023:

(Amounts in Millions)	Year Ended		
	2025	2024	2023
Vertical Markets:			
Automotive	$ 737.9	$ 826.4	$ 843.8
Medical	396.2	425.7	500.7
Industrial	352.6	462.4	478.9
Total net sales	$ 1,486.7	$ 1,714.5	$ 1,823.4

For fiscal years 2025, 2024, and 2023, approximately 98%, 96%, and 95% of our net sales, respectively, were recognized over time as manufacturing services were performed under a customer contract on a product with no alternative use and we have an enforceable right to payment for performance completed to date. The remaining sales revenues were recognized at a point in time when the customer obtained control of the products.

The timing differences of revenue recognition, billings to our customers, and cash collections from our customers result in billed accounts receivable and unbilled accounts receivable. Contract assets on the Consolidated Balance Sheets relate to unbilled accounts receivable and occur when revenue is recognized over time as manufacturing services are provided and the billing to the customer has not yet occurred as of the balance sheet date, which are generally transferred to receivables in the next fiscal quarter due to the short-term nature of the manufacturing cycle. Contract assets were $71.8 million and $76.3 million as of June 30, 2025 and 2024, respectively.

The Company may receive payments from customers in advance of the satisfaction of performance obligations primarily for material price variances, inventory purchases, tooling, or other miscellaneous services or costs. These payments are recognized as contract liabilities until the performance obligations are completed and are included in Advances from customers, if inventory related, and Accrued expenses, if not inventory related, on the Consolidated Balance Sheets which amounted to $41.5 million and $43.1 million as of June 30, 2025 and 2024, respectively. Other than deposits associated with inventory purchases classified as long term, our performance obligations are generally short term in nature and therefore our contract liabilities are all expected to be settled within twelve months. See Note 5 - Inventories for further discussion.

Note 3   Sale of GES

Following approval by our Board of Directors, on July 31, 2024, we entered into a definitive agreement and closed on the sale of 100% of the equity interests in GES to Averna Test Systems, Inc., resulting in cash proceeds after costs to sell of $18.5 million. The pre-tax gain recognized on the sale in fiscal year 2025 was $2.4 million. In fiscal year 2024, following the Company's decision to divest of GES, we classified the disposal group as held for sale and recognized $22.9 million in pre-tax impairment charges.

The following table summarizes net sales and income (loss) before taxes on income for the disposal group:

(Amounts in Thousands)	Year Ended		
	2025	2024	2023
Net Sales	$ 2,075	$ 45,674	$ 68,608
Income (Loss) Before Taxes on Income [1]	$ 2,112	$ (23,518)	$ 5,467

(1) Includes gain on sale of $2.4 million in the year ended June 30, 2025 and $22.9 million of pre-tax impairment charges in the year ended June 30, 2024.

Note 4 Restructuring Activities

During fiscal years 2025 and 2024, we undertook restructuring efforts to align our cost structure with reduced end market demand levels, including resizing our workforce and taking specific cost actions, and recorded restructuring expense of $5.7 million and $2.4 million, respectively, which were primarily employee-related costs. The cumulative amount incurred since inception of these efforts beginning in fiscal year 2024 through June 30, 2025 was $8.1 million. The restructuring charges are considered substantially complete at June 30, 2025. We do not expect significant additional restructuring charges relating to these previously announced restructuring efforts.

Additionally, on November 4, 2024, the Company announced that its Board of Directors approved a plan to cease operations at our Tampa facility ("Tampa Closure Plan"). The decision was made to leverage capacity within our global footprint and streamline the operating structure. At June 30, 2025, we revised our estimated restructuring charges that we expect to incur to approximately $5.5 million to $6.5 million in total exit costs, including approximately $4.5 million in employee termination benefits and $1.0 million to $2.0 million in logistical costs to transfer and validate programs at our other facilities. These costs are predominantly cash expenditures. We expect to incur between $0.5 million and $1.0 million during fiscal year 2026. We recorded restructuring expense of $5.3 million in fiscal year 2025 for the Tampa Closure Plan.

Accrued restructuring is recorded in Accrued expenses in the Consolidated Balance Sheets. The changes in the Company's accrued restructuring costs under the Tampa Closure Plan were as follows:

(Amounts in Thousands)	Severance and Termination Benefits	Other Exit Costs	Total
Balance at June 30, 2024	$ —	$ —	$ —
Restructuring charges	4,176	1,085	5,261
Payments	(2,158)	(1,085)	(3,243)
Non-cash activity	—	—	—
Balance at June 30, 2025	$ 2,018	$ —	$ 2,018

As Tampa's operations ceased in the fourth quarter of fiscal year 2025, their land, building, and certain equipment met the criteria to be classified as Assets Held for Sale at June 30, 2025. The total carrying value of $6.9 million includes land of $5.1 million, buildings of $1.5 million, and machinery and equipment of $0.3 million. These assets are reflected as Assets held for sale in our Consolidated Balance Sheets, and we ceased recording depreciation and amortization on the applicable assets. We expect the Assets Held for Sale to be disposed of in fiscal year 2026. We anticipate the proceeds will exceed the combined amount of the total expected restructuring costs and the carrying value of the Assets Held for Sale, and as such no impairment was recorded.

Note 5   Inventories

Inventories were valued using the lower of first-in, first-out ("FIFO") cost and net realizable value. Inventory components were as follows at June 30, amounts as of June 30, 2024 exclude the amounts classified as held for sale:

(Amounts in Thousands)	2025	2024
Finished products	$ 111	$ 141
Work-in-process	628	—
Raw materials	272,761	337,975
Total inventory	$ 273,500	$ 338,116

Additionally, as of June 30, 2025 and 2024, we have raw materials inventory totaling $39.4 million and $42.8 million, respectively, classified as long-term included in Other Assets, net in our Consolidated Balance Sheets. A majority of this inventory is associated with a customer who is remediating a recall and we do not expect the inventory to be consumed within the next twelve months. The remaining inventory classified as long term is primarily related to other excess raw materials inventory we do not expect to consume or sell within twelve months. For a majority of these, we have arrangements with our customers to pay us carrying costs. As of June 30, 2025 and 2024, we have received deposits for long-term inventory totaling $27.0 million and $38.7 million, respectively, which is included in Other long-term liabilities in our Consolidated Balance Sheets.

Note 6   Property and Equipment

Major classes of property and equipment consist of the following at June 30, amounts as of June 30, 2024 exclude the amounts classified as held for sale:

(Amounts in Thousands)	2025	2024
Land	$ 13,268	$ 12,902
Buildings and improvements	116,899	125,219
Machinery and equipment	417,017	402,100
Machinery and equipment - fully dedicated	18,079	—
Construction-in-progress	34,006	38,937
Total	$ 599,269	$ 579,158
Less: Accumulated depreciation	(334,465)	(309,499)
Property and equipment, net	$ 264,804	$ 269,659

The useful lives used in computing straight-line depreciation are based on estimated service lives for classes of property, as follows:

	Years
Buildings and improvements	5 to 40
Machinery and equipment	3 to 11

Effective April 1, 2025, the Company implemented a new class of asset, fully dedicated machinery and equipment, which is depreciated using the units of production method. As of June 30, 2025, the net book value of the equipment was $15.3 million. This equipment is highly customized for specific customer programs and has substantially no value other than production for that program. The units of production method more accurately reflects the pattern of usage and expected benefits of these assets than other depreciation methods.

Depreciation of property and equipment totaled $36.0 million, $35.7 million, and $28.9 million for each of the three years in the period ended June 30, 2025, respectively.

Note 7   Goodwill and Other Intangible Assets

A summary of goodwill is as follows:

(Amounts in Thousands)	
Balance as of June 30, 2024	
Goodwill	$ 19,017
Accumulated impairment	(12,826)
Goodwill, net	$ 6,191
Balance as of June 30, 2025	
Goodwill	19,017
Accumulated impairment	(12,826)
Goodwill, net	$ 6,191

Other Intangible Assets includes capitalized software. A summary of the capitalized software's cost and accumulated amortization is as follows:

(Amounts in Thousands)	June 30, 2025			June 30, 2024		
	Cost	Accumulated Amortization	Net Value	Cost	Accumulated Amortization	Net Value
Capitalized Software	$ 30,654	$ (28,227)	$ 2,427	$ 30,294	$ (27,300)	$ 2,994

The estimated useful life of internal-use software ranges from 3 to 10 years. During fiscal years 2025, 2024, and 2023, amortization expense of other intangible assets was, in millions, $1.0, $2.3, and $3.5, respectively. Amortization expense in future periods is expected to be, in millions, $0.7, $0.5, $0.4, $0.2, and $0.2 in the five years ending June 30, 2030, and $0.4 thereafter. Fiscal years 2024 and 2023 included the full year's amortization on customer relationships, technology, and trade name intangible assets associated with GES. See Note 3 - Sale of GES for additional information. We have no intangible assets with indefinite useful lives which are not subject to amortization.

Note 8   Commitments and Contingent Liabilities

Guarantees:

As of June 30, 2025 and 2024, we had no guarantees issued which were contingent on the future performance of another entity. Standby letters of credit may be issued to third-party suppliers and insurance institutions and can only be drawn upon in the event of the Company's failure to pay its obligations to the beneficiary. We had a maximum financial exposure from unused standby letters of credit totaling $0.4 million as of both June 30, 2025 and 2024. We do not expect circumstances to arise that would require us to perform under any of these arrangements and believe that the resolution of any claims that might arise in the future, either individually or in the aggregate, would not materially affect our consolidated financial statements. Accordingly, no liability has been recorded as of June 30, 2025 and 2024 with respect to the standby letters of credit. We also may enter into commercial letters of credit to facilitate payments to vendors and from customers.

Product Warranties:

The Company provides only assurance-type warranties for a limited time period, which cover primarily workmanship and assure that products comply with specifications provided by or agreed upon with the customer. We maintain a provision for limited warranty repair or replacement of products manufactured and sold pursuant to specific manufacturing contract agreements that require such provisions. We estimate this product warranty liability at the time of sale based on historical repair or replacement cost trends in conjunction with the length of the warranty offered. Management refines this warranty liability periodically based on changes in historical cost trends and in certain cases where specific warranty issues become known. This product warranty liability and expense were immaterial during fiscal years 2025, 2024, and 2023.

Note 9   Credit Facilities

Credit facilities consisted of the following:

(Amounts in Millions, in U.S. Dollar Equivalents)	Available Borrowing Capacity at June 30, 2025	Borrowings Outstanding at June 30, 2025	Borrowings Outstanding at June 30, 2024
Primary credit facility, revolving [1]	$ 249.6	$ 50.0	$ 285.5
Primary credit facility, term [1]	2.5	97.5	—
Secondary credit facility [2]	—	—	—
Thailand overdraft credit facility [3,4]	10.1	—	—
China revolving credit facility [3,5]	—	—	—
Netherlands revolving credit facility [3,6]	10.8	—	9.3
Poland revolving credit facility [3,7]	11.7	—	—
Vietnam credit facility [3,8]	—	—	—
Total credit facilities	$ 284.7	147.5	294.8
Unamortized deferred debt financing fees		$ (0.4)	$ —
Total long-term debt		$ 147.1	$ 294.8
Less: current portion		(17.4)	(59.8)
Long-term debt under credit facilities, less current portion [9]		$ 129.7	$ 235.0

(1) The Company maintained a U.S. primary credit facility which was scheduled to mature on May 4, 2027 that provided for $300 million in borrowings, and the Company had utilized this facility for revolving borrowings. On December 20, 2024, the Company entered into an amended and restated credit agreement (the "restated primary credit facility") among the Company, the lenders party thereto, and JPMorgan Chase Bank, N. A., as Administrative Agent, and Bank of America, N.A., as Documentation Agent. The restated primary credit facility adds a term loan borrowing facility that provides for term loan borrowings ("term borrowings") of $100 million repayable in scheduled quarterly installments, scheduled to mature December 20, 2029. The terms for the revolving borrowings remain largely unchanged with a maturity date of May 4, 2027 and continue to provide for $300 million in borrowings, with an option to increase the amount available for borrowing to $450 million upon request, subject to the consent of each lender participating in such increase.

This facility is maintained for working capital and general corporate purposes of the Company, and pursuant to the restated primary credit facility, the Company is permitted to use the proceeds to refinance existing indebtedness. A commitment fee is payable on the unused portion of the credit facility at a rate that ranges from 10.0 to 25.0 basis points per annum as determined by the Company's ratio of consolidated total indebtedness to adjusted consolidated EBITDA, as defined in the restated primary credit facility. Types of borrowings available on the restated primary credit facility include term loans, revolving loans, multi-currency term loans, and swingline loans.

At June 30, 2025, all outstanding borrowings under the primary credit facility were Term Benchmark borrowings denominated in U.S. dollars.

The interest rate on borrowings is dependent on the class, type and currencies of borrowings and will be one of the following options:

- any Term Benchmark borrowing denominated in U.S. Dollars will utilize the Secured Overnight Financing Rate ("SOFR") for one, three, or six-month tenors as elected, which is a rate per annum equal to the secured overnight financing rate for such business day published by the SOFR Administrator, the Federal Reserve Bank of New York, on the immediately succeeding business day, plus ten hundredths percent (0.10%), plus the Revolving Commitment Term Benchmark spread or Term Loan Benchmark spread which can range from 100.0 to 175.0 basis points based on the Company's ratio of consolidated total indebtedness to adjusted consolidated EBITDA;

- any Term Benchmark borrowing denominated in Euros will utilize the Euro Interbank Offered Rate ("EURIBOR") in effect two target days prior to the advance (adjusted upwards to reflect bank reserve costs) for such interest period as defined in the agreement, plus the Revolving Commitment Term Benchmark spread or Term Loan Term Benchmark spread which can range from 100.0 to 175.0 basis points based on the Company's ratio of consolidated total indebtedness to adjusted consolidated EBITDA; or

- the Alternate Base Rate ("ABR"), which is defined as the highest of the fluctuating rate per annum equal to the higher of:

    a. Prime Rate in the U.S. last quoted by the Wall Street Journal, and if this is ceased to be quoted, the highest bank prime loan rate or similar loan rate quoted by the Federal Reserve Board;

    b. 1/2 of 1% per annum above the Federal Reserve Bank of New York (NYFRB) Rate (as defined under the restated primary credit facility); or

    c. 1% per annum above the Adjusted SOFR Rate (as defined under the restated primary credit facility);

    plus the Revolving Commitment ABR spread which can range from 0.0 to 75.0 basis points based on the Company's ratio of consolidated total indebtedness to adjusted consolidated EBITDA. Under the restated primary credit facility, the ABR Spread and Benchmark Spread for term borrowings are the same as for revolving borrowings.

The Company's financial covenants under the amended primary credit facility require:

- a ratio of consolidated total indebtedness minus unencumbered U.S. cash on hand in the United States in excess of $15 million to adjusted consolidated EBITDA, determined as of the end of each of its fiscal quarters for the then most recently ended four fiscal quarters, to not be greater than 3.0 to 1.0, provided, however, that for each fiscal quarter end during the four quarter period following a material permitted acquisition, as defined in the Credit Agreement, the Company will not permit this financial covenant to be greater than 3.5 to 1.0 for each such fiscal quarter end, and,

- an interest coverage ratio, defined as that ratio of consolidated EBITDA for such period to cash interest expense for such period, for any period of four consecutive fiscal quarters, to not be less than 3.5 to 1.0.

The Company had $0.4 million in letters of credit contingently committed against the primary credit facility at both June 30, 2025 and June 30, 2024.

(2) Concurrently on December 20, 2024 with its entry into the restated primary credit facility, the Company terminated its 364-day multi-currency revolving credit facility agreement (the "secondary credit facility"), which was entered into on January 5, 2024 and originally scheduled to mature on January 3, 2025. The secondary credit facility allowed for borrowings up to $100.0 million, and the Company had no borrowings on the secondary credit facility at June 30, 2024.

(3) The Company also maintains foreign credit facilities for working capital and general corporate purposes at specific foreign locations rather than utilizing funding from intercompany sources. These foreign credit facilities can be canceled at any time by either the bank or us and generally include renewal clauses. Interest on borrowing under these facilities is charged at a rate as defined under the respective foreign credit facility.

(4) The Company maintains a foreign credit facility for its operation in Thailand which allows for borrowings of up to $10.1 million.

(5) The Company no longer maintains the foreign credit facility for its operation in China .

(6) The Company maintains an uncommitted revolving credit facility for our Netherlands subsidiary. The Netherlands credit facility allows for borrowings of up to 9.2 million Euro (approximately $10.8 million at June 30, 2025 exchange rates), which borrowings can be made in Euro, U.S. dollars, or other optional currency. Interest on borrowing under this facility is charged at a rate of interest dependent on the denomination of the currency borrowed.

(7) The Company maintains a foreign credit facility for its operation in Poland which allows for borrowings up to 10.0 million Euro (approximately $11.7 million at June 30, 2025 exchange rates).

(8) As a result of the GES divestiture that occurred on July 31, 2024, the Company no longer has the Vietnam credit facility, which allowed for borrowings up to $5.0 million.

(9) The amount of Long-term debt under credit facilities, less current maturities reflects the borrowings on the primary credit facility that the Company intends, and has the ability, to refinance for a period longer than twelve months. The revolving borrowings on the primary credit facility matures on May 4, 2027.

As of June 30, 2025, the contractual maturities of the term borrowings on the primary credit facility were as follows:

(Amounts in Millions)	Contractual Maturities
Fiscal year:	
2026	$ 5.00
2027	6.25
2028	7.50
2029	8.75
Thereafter	70.00
Total	$ 97.50

The weighted-average interest rate on borrowings outstanding under the credit facilities at June 30, 2025 and June 30, 2024 were 5.9% and 6.8%, respectively. Capitalized interest expense was immaterial during fiscal years 2025, 2024, and 2023.

Note 10   Employee Benefit Plans

Defined Contribution Retirement Plans:

The Company maintains a trusteed defined contribution retirement plan which is in effect for substantially all domestic employees meeting the eligibility requirements. The Company matches 50% of eligible employee contributions up to 6%. The Company also provides a discretionary contribution determined annually by the Talent, Culture, and Compensation Committee of the Company's Board of Directors. Total expense related to employer contributions to the domestic retirement plans was, in millions, $2.1, $4.8, and $6.1 for fiscal years 2025, 2024, and 2023, respectively.

The Company also maintains a supplemental employee retirement plan ("SERP") for executives and other key employees which enables them to defer cash compensation on a pre-tax basis and restore amounts that would be otherwise payable under our tax-qualified retirement plans if the IRS did not have limits on includable compensation and maximum benefits. The SERP is structured as a rabbi trust, and therefore, assets in the SERP portfolio are subject to creditor claims in the event of bankruptcy. We recognize SERP investment assets on the balance sheet at current fair value. A SERP liability of the same amount is recorded on the balance sheet representing an obligation to distribute SERP funds to participants. As of June 30, 2025, both total investments and obligations under SERP were $4.1 million, of which $0.5 million were short term and $3.6 million were long term. As of June 30, 2024, both total investments and obligations under SERP were $5.4 million, of which $2.0 million were short term and $3.4 million were long term. The SERP investment assets are classified as trading, and accordingly, realized and unrealized gains and losses are recognized in the Other Income (Expense) category on our Consolidated Statements of Income. Adjustments made to revalue the SERP liability are also recognized in income as selling and administrative expenses and offset valuation adjustments on SERP investment assets. The change in net unrealized holding gains for the fiscal years ended June 30, 2025, 2024, and 2023 was approximately $(0.1) million, $0.5 million, and $0.2 million, respectively.

Defined Benefit Postemployment Plans:

The Company established and maintains severance plans for all domestic employees and other postemployment plans for certain foreign subsidiaries. There are no statutory requirements for us to contribute to the plans, nor do employees contribute to the plans. The plans hold no assets. Benefits are paid using available cash on hand when eligible employees meet plan qualifications for payment. As of June 30, 2025, total obligations under these plans were $8.2 million of which $7.3 million were long term and $0.9 million were short term. As of June 30, 2024, total obligations under these plans were $7.0 million of which $6.2 million were long term and $0.8 million were short term. Net periodic benefit costs were not material for the fiscal years ended June 30, 2025, 2024, and 2023.

Note 11   Stock Compensation Plans

A stock compensation plan was created and adopted by the Company's Board of Directors (the "Board") on September 20, 2023 and approved by our Share Owners at our 2023 Annual Meeting on November 17, 2023. The 2023 Plan allows for the issuance of up to 2 million shares and replaced our former 2014 plan. The shares under the 2023 Plan may be granted in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, cash awards, and other equity awards. The Plan is a ten-year plan that terminates automatically on November 17, 2033. No award shall be granted pursuant to the Plan after such date, but awards theretofore granted may extend beyond that date.

On October 20, 2016, the Board approved a nonqualified deferred stock compensation plan, the Kimball Electronics, Inc. Non-Employee Directors Stock Compensation Deferral Plan (the "Deferral Plan"), which allows Non-Employee Directors to elect to defer all, or a portion of, their retainer fees in stock until retirement or termination from the Board or death. The Deferral Plan allows for issuance of up to 1.0 million shares of the Company's common stock.

Pre-tax stock compensation charged against income in fiscal years 2025, 2024, and 2023 was $6.5 million, $7.2 million, and $6.9 million, respectively. These costs are included in Selling and Administrative Expenses.

Performance Shares:

We made long-term performance share grants to leadership team members and other key employees. The Talent, Culture, and Compensation Committee of the Board approved these annual performance share grants. Grants cliff vest at the third anniversary of the award date.

Under the awards granted to leadership team members, a number of shares will be issued to each participant based on the Company's economic profit for fiscal years 2026 and 2027 as compared to the Board approved plan. The number of shares issued could be zero if minimum thresholds are not met up to a maximum of 200%.

Under the awards granted to key employees, a number of shares will be awarded to each participant based upon a combination of the Company's profitability based on its operating income over the performance period as defined in the Company's operating business plans for the applicable fiscal years and the Company's growth based on a comparison of its three-year revenue compounded annual growth rate ("CAGR") with the Electronics Manufacturing Services Industry's three-year revenue CAGR. The number of shares issued will be less than the targeted shares issuable if the Company does not reach 100% of one or both of the above-mentioned performance metrics, and could be zero if the Company does not reach the required minimum thresholds of both metrics. The number of shares issued will exceed the number of targeted issuable shares granted (up to a maximum of 125%) if the Company exceeds 100% of one or both of the above-mentioned incentive metrics. The Company recognizes expense, for both leadership team and key employee awards, based on management's expectation of achievement of the specific performance metrics monitored throughout the service period of the awards.

If a participant is not employed on the date shares are issued, the performance share award is forfeited, except in the case of a Qualifying Termination (a termination of service due to death, Disability, or Retirement), as defined by the Plan.

A summary of the Company's performance share activity during fiscal year 2025 is presented below:

	Number of Shares		Weighted Average Grant Date Fair Value
Performance shares outstanding at July 1, 2024	499,274	$	25.83
Granted	170,476	$	19.55
Vested	(93,870)	$	23.46
Forfeited	(31,817)	$	24.46
Performance shares outstanding at June 30, 2025	544,063	$	24.33

As of June 30, 2025, there was approximately $3.2 million of unrecognized compensation cost related to performance shares, based on the latest estimated attainment of performance goals. That cost is expected to be recognized over performance periods ending August 2025 through August 2028, with a weighted average vesting period of 1.2 years. The fair value of performance shares is based on the stock price at the date of grant. During fiscal years 2025, 2024, and 2023, respectively, 93,870, 82,744, and 225,142 performance shares vested at a fair value of $2.2 million, $1.6 million, and $4.3 million. The performance shares vested represent the total number of shares vested prior to the reduction of shares withheld to satisfy tax withholding obligations.

Total Shareholder Return Performance Shares:

The Talent, Culture, and Compensation Committee of the Board approved total shareholder return awards granted to leadership team members during fiscal year 2025 based on the Company's relative total shareholder return (rTSR) for the performance period as compared to a group of peer companies selected by the Talent, Culture, and Compensation Committee of the Board. The number of shares issued could be zero if minimum thresholds are not met up to a maximum of 200%. No TSR performance shares were awarded during fiscal year 2024.

A summary of the Company's total shareholder return performance share activity during fiscal year 2025 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value	
Total shareholder return performance shares outstanding at July 1, 2024	42,626	$	16.88
Granted	62,203	$	27.36
Vested	—	$	—
Forfeited	(3,412)	$	27.36
Total shareholder return performance shares outstanding at June 30, 2025	101,417	$	22.96

As of June 30, 2025, there was approximately $1.4 million of unrecognized compensation cost related to total shareholder return performance shares. That cost is expected to be recognized over performance periods ending March 2026 through August 2027, with a weighted average vesting period of 1.5 years. The fair value of total shareholder return performance shares is based on the grant date fair value calculated using a Monte Carlo simulation, with the assistance of a third-party valuation specialist. No shares vested during fiscal years 2025, 2024, and 2023.

Unrestricted Share Grants:

Unrestricted shares were granted to non-employee members of the Board as consideration for services rendered. Unrestricted share grants do not have vesting periods, holding periods, restrictions on sale, or other restrictions. The fair value of unrestricted shares is based on the stock price at the date of the award. During fiscal years 2025, 2024, and 2023, respectively, the Company granted a total of 26,192, 18,128, and 13,950 unrestricted shares at an average grant date fair value of $19.09, $25.24, and $23.30 for a total fair value of $0.5 million, $0.5 million, and $0.3 million. Unrestricted shares are awarded to non-employee members of the Board as compensation for director's fees, including fees that directors elected to receive as unrestricted shares in lieu of cash payment. Directors' fees are expensed over the period that directors earn the compensation. Unrestricted shares that are awarded to key employees are expensed immediately.

Restricted Shares:

Restricted shares were granted to employees as consideration for services rendered. The contractual life of the restricted shares is three years, with one-third of the interest in the restricted shares vested after year one of the grant, another one-third after year two of the grant, and the final one-third after year three of the grant.

Restricted shares are expensed over the contractual vesting period as earned. If a participant is not employed on the date shares are issued, the restricted share award is forfeited, except in the case of a Qualifying Termination (a termination of service due to death, Disability, or Retirement), as defined by the Plan. During fiscal years 2025, 2024, 2023 the Company granted restricted shares to officers and other key employees for a total fair value of $2.9 million, $2.8 million, and $1.9 million.

	Number of Shares		Weighted Average Grant Date Fair Value
Restricted shares outstanding at July 1, 2024	137,283	$	26.91
Granted	154,792	$	18.43
Vested	(46,497)	$	26.84
Forfeited	(12,961)	$	22.58
Restricted shares outstanding at June 30, 2025	232,617	$	21.63

As of June 30, 2025, there was approximately $2.0 million of unrecognized compensation cost related to restricted shares. The cost is expected to be recognized over vesting periods ending August 2025 through August 2028, with a weighted average vesting period of 1.1 years. The fair value of the restricted shares is based on the stock price at the date of grant. During fiscal years 2025, 2024, and 2023 respectively, 46,497, 20,768, and 6,458 restricted shares vested. The restricted shares vested represent the total number of shares vested prior to the reduction of shares withheld to satisfy tax withholding obligations.

Deferred Share Units:

Deferred share units may be granted to non-employee members of the Board under the Deferral Plan as compensation for the portion of their annual retainer fees resulting from their election to receive deferred share units in lieu of cash payment or unrestricted shares. Directors' fees are expensed over the period that directors earn the compensation. Deferred share units are participating securities and are payable in common stock in a lump sum or installments in accordance with deferral elections upon a director's death, retirement, or termination of service with the Board. During fiscal years 2025, 2024, and 2023, respectively, 28,288, 26,347, and 39,032 deferred share units were granted to non-employee members of the Board at an average grant date fair value of $19.09, $25.24, and $23.07 for a total fair value of $0.5 million, $0.7 million, and $0.9 million. During fiscal year 2025, no shares of common stock were issued under the Deferral Plan.

Note 12   Income Taxes

On July 4, 2025, the One Big Beautiful Bill Act ("2025 U.S. tax reform") was enacted into law. The 2025 U.S. Tax reform contains several key tax laws, including extensions and modifications of the Tax Cuts and Jobs Act. In accordance with ASC 740, Income Taxes, the Company is required to recognize the effect of the tax law changes in the period of enactment, such as remeasuring the estimated U.S. deferred tax assets and liabilities, as well as potential impacts to previously existing valuation allowances. The legislation has multiple effective dates, with certain provisions effective in fiscal year 2026 and others implemented through fiscal year 2028. The Company is in the process of assessing the impacts from the 2025 U.S. tax reform.

The U.S. Tax Cuts and Jobs Act ("Tax Reform") was enacted into law on December 22, 2017, making broad and complex changes to the U.S. tax code. Tax Reform required a one-time transition tax on certain unremitted earnings of foreign subsidiaries that is payable over an eight-year period. As of June 30, 2025 and 2024, the remaining provision recorded for the one-time deemed repatriation tax were $3.3 million and $5.9 million, respectively. The remaining $3.3 million is payable in fiscal year 2026 and is recorded in Accrued expenses on the Consolidated Balance Sheet.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities as of June 30, 2025 and 2024, were as follows, amounts as of June 30, 2024 exclude $11.1 million of deferred tax assets and $1.2 million of deferred tax liabilities classified as held for sale:

(Amounts in Thousands)	2025	2024
Deferred Tax Assets:		
Receivables	$ 336	$ 244
Inventory	2,252	2,465
Employee benefits	322	378
Deferred compensation	7,224	8,046
Capitalized research and development	10,180	5,682
Tax credit carryforwards	9,650	6,171
Capital Loss	5,259	—
Net operating loss carryforward	4,676	364
Net foreign currency losses	90	12
Business interest carryforward	6,919	3,396
Asset impairment	—	4,099
Miscellaneous	4,672	3,509
Valuation Allowance	(16,418)	(9,242)
Total asset	$ 35,162	$ 25,124
Deferred Tax Liabilities:		
Property and equipment	8,101	4,100
Goodwill	535	477
Miscellaneous	1,336	799
Total liability	$ 9,972	$ 5,376
Net Deferred Income Taxes	$ 25,190	$ 19,748

Since fiscal year 2023, we have capitalized research and development expenses that are required to be capitalized as an amortizable asset under Section 174 of the Internal Revenue Code and amortized over a period of five years. This requirement is based on the implementation of Tax Reform effective in tax years beginning as of January 1, 2022. As of June 30, 2025 and 2024, we have a net deferred tax asset from capitalized research and development expenses of $10.2 million and $5.7 million, respectively.

Income tax benefits associated with the net operating loss carryforwards expire from fiscal year 2030 to 2045. Income tax benefits associated with tax credit carryforwards primarily expire from fiscal year 2026 to 2045. A valuation allowance was provided as of June 30, 2025 and 2024 for deferred tax assets related to certain state credits of $7.2 million and $5.8 million, respectively. As of June 30, 2025 and 2024, we have full valuation allowances of $6.9 million and $3.4 million, respectively on the business interest carryforward deferred tax asset, following a determination that it is not more likely than not that it will be realized. Additionally, in fiscal year 2025, we recorded a deferred tax asset from the capital loss on the sale of GES for $5.3 million, on which a $2.3 million valuation allowance has been provided. See Note 3 - Sale of GES for further information regarding the sale. Except as reserved for in the valuation allowance, we believe our deferred income taxes are more likely than not to be realized in the future.

The components of income before taxes on income are as follows:

(Amounts in Thousands)	Year Ended June 30		
	2025	2024	2023
United States	$ (9,681)	$ (35,055)	$ (6,269)
Foreign	35,910	60,254	81,013
Total income before taxes on income	$ 26,229	$ 25,199	$ 74,744

The Company currently operates international jurisdictions which expose the Company to taxation in various regions. The Company continually evaluates its global cash needs. Most of our accumulated unremitted foreign earnings have been invested in active non-U.S. business operations. The aggregate unremitted earnings of the Company's foreign subsidiaries were approximately $451 million as of June 30, 2025. If such funds were repatriated or we determined that all or a portion of such foreign earnings are no longer permanently reinvested, we may be subject to applicable non-U.S. income and withholding taxes. Determination of the amount of any potential future unrecognized deferred tax liability on such unremitted earnings is not practicable and is recorded in the period when any foreign earnings are determined to be no longer permanently reinvested. During fiscal year 2025, the Company changed its indefinite reinvestment assertion for our subsidiary in China, and has recorded a deferred tax liability on their earnings for the applicable withholding taxes. The Company continues to assert permanent reinvestment of foreign earnings in all other foreign jurisdictions as well as for earnings prior to fiscal year 2025 for China.

The provision for income taxes is composed of the following items:

	Year Ended June 30		
(Amounts in Thousands)	2025	2024	2023
Current Taxes:			
Federal	$ (2,034)	$ 2,024	$ 2,681
Foreign	12,097	12,372	15,560
State	(1,688)	587	824
Total payable	$ 8,375	$ 14,983	$ 19,065
Deferred Taxes:			
Federal	$ (3,344)	$ (12,280)	$ (2,554)
Foreign	(1,701)	91	3,281
State	(1,261)	(3,094)	(1,597)
Valuation allowance	7,176	4,988	718
Total deferred	$ 870	$ (10,295)	$ (152)
Total provision for income taxes	$ 9,245	$ 4,688	$ 18,913

A reconciliation of the statutory U.S. income tax rate to the Company's effective income tax rate follows:

	Year Ended June 30					
	2025		2024		2023	
(Amounts in Thousands)	Amount	%	Amount	%	Amount	%
Tax computed at U.S. federal statutory rate	$ 5,508	21.0%	$ 5,292	21.0%	$ 15,696	21.0%
State income taxes, net of federal income tax benefit	(2,810)	(10.7)	(2,433)	(9.7)	(762)	(1.0)
Foreign tax rate differential	2,267	8.6	592	2.3	410	0.5
Impact of foreign exchange rates on foreign income taxes	637	2.4	(995)	(3.9)	1,868	2.5
Valuation allowance	7,176	27.4	4,988	19.8	718	1.0
Asset impairment/Disposal	(4,732)	(18.0)	(2,882)	(11.4)	—	—
Research credit	(1,479)	(5.6)	(1,150)	(4.6)	(1,147)	(1.5)
Global intangible low tax income	2,913	11.1	1,339	5.3	1,387	1.9
Non-deductible compensation	244	0.9	385	1.5	235	0.3
Other - net	(479)	(1.9)	(448)	(1.7)	508	0.6
Total provision for income taxes	$ 9,245	35.2%	$ 4,688	18.6%	$ 18,913	25.3%

The Asset impairment/Disposal line in the table above includes, in fiscal year 2024, the tax effects of recording deferred tax assets resulting from the impairment recorded following the held for sale classification of GES. In fiscal year 2025, the line reflects the $5.3 million tax benefit on the capital loss from the GES sale as well as the tax impact of other adjustments to GES deferred tax assets following the disposal. See Note 3 - Sale of GES for further information regarding the sale.

Changes in the unrecognized tax benefit, excluding accrued interest and penalties, during fiscal years 2025, 2024, and 2023 were as follows:

(Amounts in Thousands)	2025	2024	2023
Beginning balance - July 1	$ 216	$ 408	$ 402
Tax positions related to prior fiscal years:			
Additions	5	10	39
Reductions	—	—	—
Tax positions related to current fiscal year:			
Additions	—	—	—
Reductions	—	—	—
Settlements	—	—	—
Lapses in statute of limitations	(55)	(202)	(33)
Ending balance - June 30	$ 166	$ 216	$ 408
Portion that, if recognized, would reduce tax expense and effective tax rate	$ 131	$ 182	$ 368

We do not expect the change in the amount of unrecognized tax benefits in the next 12 months to have a significant impact on our results of operations or financial position. We recognize interest and penalties related to unrecognized tax benefits in Provision for Income Taxes on the Consolidated Statements of Income.

Interest and penalties accrued for unrecognized tax benefits were $0.6 million at each of June 30, 2025, 2024, and 2023 . Expenses related to interest and penalties in fiscal years 2025, 2024, and 2023 were not material.

The Company or its wholly-owned subsidiaries file U.S. federal income tax returns and income tax returns in various state, local, and foreign jurisdictions. We are no longer subject to any significant U.S. federal tax examinations by tax authorities for years before fiscal year 2022. We are subject to income tax examinations by various, state, local, and foreign jurisdiction tax authorities for years after June 30, 2020.

Note 13   Share Owners' Equity

The Company has a Board-authorized stock repurchase plan (the "repurchase plan") allowing the purchase of up to $120 million of our common stock. Purchases may be made under various programs, including in open-market transactions, block transactions on or off an exchange, or in privately negotiated transactions, all in accordance with applicable securities laws and regulations. The Repurchase Plan has no expiration date but may be suspended or discontinued at any time.

During fiscal years 2025 and 2024, the Company repurchased $11.9 million and $3.0 million, respectively, of common stock under the Repurchase Plan at an average price of $18.19 per share and $22.12 per share, respectively, which was recorded as Treasury stock, at cost in the Consolidated Balance Sheets. The Company did not repurchase any shares during fiscal year 2023. Since the inception of the Repurchase Plan, the Company has repurchased $103.7 million of common stock at an average cost of $15.70 per share.

Note 14   Fair Value

The Company categorizes assets and liabilities measured at fair value into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

- Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2: Observable inputs other than those included in level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- Level 3: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

There were no changes in the inputs or valuation techniques used to measure fair values during fiscal year 2025.

Financial Instruments Recognized at Fair Value:

The following methods and assumptions were used to measure fair value:

Financial Instrument	Level	Valuation Technique/Inputs Used
Derivative Assets: Foreign exchange contracts	2	Market - Based on observable market inputs using standard calculations, such as time value, forward interest rate yield curves, and current spot rates, considering counterparty credit risk
Trading securities: Mutual funds held in SERP	1	Market - Quoted market prices
Derivative Liabilities: Foreign exchange contracts	2	Market - Based on observable market inputs using standard calculations, such as time value, forward interest rate yield curves, and current spot rates adjusted for Kimball Electronics' non-performance risk

Recurring Fair Value Measurements:

As of June 30, 2025 and 2024, the fair values of financial assets and liabilities that are measured at fair value on a recurring basis using the market approach are categorized as follows:

(Amounts in Thousands)	June 30, 2025		
	Level 1	Level 2	Total
Assets			
Derivatives: foreign exchange contracts	$ —	$ 3,017	$ 3,017
Trading securities: mutual funds held in nonqualified SERP	4,114	—	4,114
Total assets at fair value	$ 4,114	$ 3,017	$ 7,131
Liabilities			
Derivatives: foreign exchange contracts	$ —	$ 1,910	$ 1,910
Total liabilities at fair value	$ —	$ 1,910	$ 1,910

(Amounts in Thousands)	June 30, 2024		
	Level 1	Level 2	Total
Assets			
Derivatives: foreign exchange contracts	$ —	$ 1,420	$ 1,420
Trading securities: mutual funds held in nonqualified SERP	5,445	—	5,445
Total assets at fair value	$ 5,445	$ 1,420	$ 6,865
Liabilities			
Derivatives: foreign exchange contracts	$ —	$ 2,485	$ 2,485
Total liabilities at fair value	$ —	$ 2,485	$ 2,485

We had no level 3 assets or liabilities as of June 30, 2025 and 2024, or any activity in level 3 assets or liabilities during fiscal years 2025, 2024, and 2023.

The nonqualified supplemental employee retirement plan ("SERP") assets consist primarily of equity funds, balanced funds, bond funds, and a money market fund. The SERP investment assets are offset by a SERP liability which represents the Company's obligation to distribute SERP funds to participants. See Note 10 - Employee Benefit Plans for further information regarding the SERP.

Non-Recurring Fair Value Measurements:

During fiscal year 2025, the land, building, and certain equipment of our Tampa facility, with a total carrying value of $6.9 million, met the criteria to be classified as Assets Held for Sale at June 30, 2025. The carrying value reflects the fair value, which was based on expected proceeds and the carrying value of the net assets to be disposed. We utilized level 3 inputs based on management's best estimates and assumptions to estimate the fair value. See Note 4 - Restructuring Activities for additional information.

Financial Instruments Not Carried At Fair Value:

Financial instruments that are not reflected in the Consolidated Balance Sheets at fair value that have carrying amounts which approximate fair value include the following:

Financial Instrument	Level	Valuation Technique/Inputs Used
Notes receivable	2	Market - Price approximated based on the assumed collection of receivables in the normal course of business, taking into account non-performance risk
Borrowings under credit facilities	2	Market - Based on observable market rates, taking into account Kimball Electronics' non-performance risk

The carrying values of our cash deposit accounts, trade accounts receivable, and trade accounts payable approximate fair value due to their relatively short maturity and immaterial non-performance risk.

Note 15   Derivative Instruments

Foreign Exchange Contracts:

We operate internationally and are therefore exposed to foreign currency exchange rate fluctuations in the normal course of business. Our primary means of managing this exposure is to utilize natural hedges, such as aligning currencies used in the supply chain with the sale currency. To the extent natural hedging techniques do not fully offset currency risk, we use derivative instruments with the objective of reducing the residual exposure to certain foreign currency rate movements. Factors considered in the decision to hedge an underlying market exposure include the materiality of the risk, the volatility of the market, the duration of the hedge, the degree to which the underlying exposure is committed to, and the availability, effectiveness, and cost of derivative instruments. Derivative instruments are only utilized for risk management purposes and are not used for speculative or trading purposes.

We use forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in forecasted transactions denominated in a foreign currency. Non-designated foreign exchange contracts are also used to hedge against foreign currency exchange rate risks related to intercompany balances and other balance sheet positions denominated in currencies other than the functional currencies. As of June 30, 2025, we had outstanding foreign exchange contracts to hedge currencies against the U.S. dollar in the aggregate notional amount of $13.4 million and to hedge currencies against the Euro in the aggregate notional amount of 39.2 million Euro. The notional amounts are indicators of the volume of derivative activities but may not be indicators of the potential gain or loss on the derivatives.

In limited cases due to unexpected changes in forecasted transactions, cash flow hedges may cease to meet the criteria to be designated as cash flow hedges. Depending on the type of exposure hedged, we may either purchase a derivative contract in the opposite position of the undesignated hedge or may retain the hedge until it matures if the hedge continues to provide an adequate offset in earnings against the currency revaluation impact of foreign currency denominated liabilities.

The fair value of outstanding derivative instruments is recognized on the Consolidated Balance Sheets as a derivative asset or liability and presented with Prepaid expenses and other current assets and Accrued expenses, respectively. When derivatives are settled with the counterparty, the derivative asset or liability is relieved and cash flow is impacted for the net settlement. For derivative instruments that meet the criteria of hedging instruments under FASB guidance, the gain or loss on the derivative instrument is initially recorded net of related tax effect in Accumulated Other Comprehensive Income (Loss), a component of Share Owners' Equity, and is subsequently reclassified into earnings in the period or periods during which the hedged transaction is recognized in earnings. The gain or loss associated with derivative instruments that are not designated as hedging instruments or that cease to meet the criteria for hedging under FASB guidance is reported immediately in Non-operating income (expense), net on the Consolidated Statements of Income.

Based on fair values as of June 30, 2025, we estimate that approximately $1.6 million of pre-tax derivative gain deferred in Accumulated Other Comprehensive Loss will be reclassified into earnings, along with the earnings effects of related forecasted transactions, within the next twelve months. Losses on foreign exchange contracts are generally offset by gains in operating income in the income statement when the underlying hedged transaction is recognized in earnings. Because gains or losses on foreign exchange contracts fluctuate partially based on currency spot rates, the future effect on earnings of the cash flow hedges alone is not determinable, but in conjunction with the underlying hedged transactions, the result is expected to be a decline in currency risk. The maximum length of time we had hedged our exposure to the variability in future cash flows was 12 months as of both June 30, 2025 and June 30, 2024.

See Note 14 - Fair Value for further information regarding the fair value of derivative assets and liabilities and Note 20 - Accumulated Other Comprehensive Income (Loss) for the changes in deferred derivative gains and losses.

Information on the location and amounts of derivative fair values in the Consolidated Balance Sheets and derivative gains and losses in the Consolidated Statements of Income are presented below.

Fair Values of Derivative Instruments on the Consolidated Balance Sheets

| | Asset Derivatives | | | Liability Derivatives | | |
| | | Fair Value As of | | | Fair Value As of | |
(Amounts in Thousands)	Balance Sheet Location	June 30 2025	June 30 2024	Balance Sheet Location	June 30 2025	June 30 2024
Derivatives Designated as Hedging Instruments:						
Foreign exchange contracts	Prepaid expenses and other current assets	$ 2,540	$ 966	Accrued expenses	$ 927	$ 2,330
Derivatives Not Designated as Hedging Instruments:						
Foreign exchange contracts	Prepaid expenses and other current assets	477	454	Accrued expenses	983	155
Total derivatives		$ 3,017	$ 1,420		$ 1,910	$ 2,485

The Effect of Derivative Instruments on Other Comprehensive Income (Loss)

| | June 30 | | |
(Amounts in Thousands)	2025	2024	2023
Amount of Pre-Tax Gain or (Loss) Recognized in Other Comprehensive Income (Loss) (OCI) on Derivatives:			
Foreign exchange contracts	$ (82)	$ 2,621	$ 9,547

The Effect of Derivative Instruments on Consolidated Statements of Income

| (Amounts in Thousands) | | Year Ended June 30 | | |
Derivatives in Cash Flow Hedging Relationships	Location of Gain or (Loss)	2025	2024	2023
Amount of Pre-Tax Gain or (Loss) Reclassified from Accumulated OCI into Income:				
Foreign exchange contracts	Cost of Sales	$ (2,960)	$ 7,530	$ 4,936
Derivatives Not Designated as Hedging Instruments				
Amount of Pre-Tax Gain or (Loss) Recognized in Income on Derivatives:				
Foreign exchange contracts	Non-operating income (expense)	$ (1,069)	$ 64	$ 1,783
Total Derivative Pre-Tax Gain (Loss) Recognized in Income		$ (4,029)	$ 7,594	$ 6,719

Note 16 Accrued Expenses

Accrued expenses consisted of the following, amounts as of June 30, 2024 exclude the amounts classified as held for sale for GES:

| | June 30 | |
(Amounts in Thousands)	2025	2024
Compensation	$ 18,714	$ 24,140
Non-inventory advance payments	5,636	12,974
Taxes	9,077	5,920
Interest	1,449	4,901
Retirement plan	251	2,915
Derivatives	1,910	2,485
Insurance	1,368	2,195
Restructuring	2,018	557
Other expenses	6,066	7,102
Total accrued expenses	$ 46,489	$ 63,189

Note 17   Segment Reporting

The Company's operations are managed by its Chief Executive Officer, who has been identified as our chief operating decision maker "CODM." The CODM evaluates the performance of multiple business units domestically and globally, inclusive of the United States, China, Mexico, Poland, Romania, and Thailand. Previously, the Company had operations in Japan, India, and Vietnam as part of the GES business unit, that was divested in July of 2024. Each of these business units qualify as operating segments, providing contract manufacturing services, including engineering and supply chain support, for the production of electronic assemblies and other products including medical devices, medical disposables, precision molded plastics, and complete device assembly primarily in automotive, medical, and industrial applications, to the specifications and designs of our customers. These operating segments are aggregated into one reportable segment, Business Unit Operations, due to similarities in the nature of the products, the production process, the type of customer, the methods used to distribute the products, and long-term economic characteristics. The accounting policies for the Business Unit Operations segment are consistent with those described in the Summary of Significant Accounting Policies.

The CODM uses operating income as the measure of profitability to evaluate income or loss generated from each operating segment and to guide decisions on capital investments and assess performance. These decisions may include capital expenditures and/or acquisitions. Expenditures for long-lived assets for fiscal years 2025, 2024, and 2023 are $33.7 million, $47.0 million, and $90.7 million, respectively. The measure of segment assets is reported on the Consolidated Balance Sheet as Total Assets; however, it should be noted the discrete balance sheet information is not utilized by the CODM in assessing performance and allocating resources.

Certain corporate administrative expenses have been allocated to the Business Unit Operations Segment based upon the nature of the expenses.

The following table presents significant operations segment net sales and expenses:

		Year Ended June 30				
(Amounts in Thousands)		2025		2024		2023
Net Sales						
Business Unit Operations	$	1,519,456	$	1,748,218	$	1,837,305
Corporate/Eliminations		(32,729)		(33,708)		(13,876)
Total Net Sales	$	1,486,727	$	1,714,510	$	1,823,429
Cost of Sales (Excluding Depreciation and Amortization)		1,345,624		1,537,813		1,637,636
Selling and Administrative (Excluding Depreciation and Amortization)		49,975		65,036		65,860
Depreciation and Amortization		36,994		38,030		32,416
Other General Income		—		(892)		(212)
Restructuring Expense		10,990		2,386		—
Goodwill Impairment		—		5,820		—
(Gain on Disposal) Asset Impairment		(2,391)		17,040		—
Total Operating Income	$	45,535	$	49,277	$	87,729

Note 18 Geographic Information

The following geographic area data includes net sales based on the country location of the Company's business unit providing the manufacturing or other service and long-lived assets based on physical location. Long-lived assets include property and equipment and capitalized software, and amounts as of June 30, 2025 and 2024 exclude the amounts classified as held for sale.

(Amounts in Thousands)	Year Ended June 30		
	2025	2024	2023
Net Sales:			
Mexico	$ 445,717	$ 519,279	$ 502,707
United States	341,817	404,974	395,439
Poland	241,939	261,433	302,352
China	258,896	248,095	253,976
Thailand	132,298	171,340	232,878
Other Foreign	66,060	109,389	136,077
Total net sales	$ 1,486,727	$ 1,714,510	$ 1,823,429

(Amounts in Thousands)	June 30	
	2025	2024
Long-Lived Assets:		
Mexico	$ 99,687	$ 104,205
United States	39,143	52,737
Poland	54,356	45,306
Thailand	25,579	27,592
China	30,470	25,777
Other Foreign	17,996	17,036
Total long-lived assets	$ 267,231	$ 272,653

Note 19 Earnings Per Share

Basic and diluted earnings per share were calculated as follows under the two-class method:

(Amounts in thousands, except per share data)	Year Ended June 30		
	2025	2024	2023
Basic and Diluted Earnings Per Share:			
Net Income	$ 16,984	$ 20,511	$ 55,831
Less: Net Income allocated to participating securities	19	24	82
Net Income allocated to common Share Owners	$ 16,965	$ 20,487	$ 55,749
Basic weighted average common shares outstanding	24,782	25,079	24,904
Dilutive effect of average outstanding stock compensation awards	235	199	172
Dilutive weighted average shares outstanding	25,017	25,278	25,076
Earnings Per Share of Common Stock:			
Basic	$ 0.68	$ 0.82	$ 2.24
Diluted	$ 0.68	$ 0.81	$ 2.22

Note 20   Accumulated Other Comprehensive Income (Loss)

The changes in the balances of each component of Accumulated Other Comprehensive Income (Loss), net of tax, were as follows:

(Amounts in Thousands)	Foreign Currency Translation Adjustments	Derivative Gain (Loss)	Post Employment Benefits Net Actuarial Gain (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance at June 30, 2023	$ (11,832)	$ 1,368	$ (582)	$ (11,046)
Other comprehensive income (loss) before reclassifications	(2,428)	2,097	(641)	(972)
Reclassification to (earnings) loss	—	(5,860)	71	(5,789)
Net current-period other comprehensive income (loss)	$ (2,428)	$ (3,763)	$ (570)	$ (6,761)
Balance at June 30, 2024	$ (14,260)	$ (2,395)	$ (1,152)	$ (17,807)
Other comprehensive income (loss) before reclassifications	16,523	(64)	44	16,503
Reclassification to (earnings) loss	—	2,198	169	2,367
Net current-period other comprehensive income (loss)	16,523	2,134	213	18,870
Balance at June 30, 2025	$ 2,263	$ (261)	$ (939)	$ 1,063

The following reclassifications were made from Accumulated Other Comprehensive Income (Loss) to the Consolidated Statements of Income:

Reclassifications from Accumulated Other Comprehensive Income (Loss) (Amounts in Thousands)	Year Ended June 30 2025	2024	Affected Line Item in the Consolidated Statements of Income
Derivative Gain (Loss) [1]	$ (2,960)	$ 7,530	Cost of Sales
	762	(1,670)	Benefit (Provision) for Income Taxes
	$ (2,198)	$ 5,860	Net of Tax
Postemployment Benefits:			
Amortization of Actuarial Gain (Loss) [2]	$ (222)	$ (94)	Non-operating income
	53	23	Benefit (Provision) for Income Taxes
	$ (169)	$ (71)	Net of Tax
Total Reclassifications for the Period	$ (2,367)	$ 5,789	Net of Tax

Amounts in parentheses indicate reductions to income.

(1) See Note 15 - Derivative Instruments for further information on derivative instruments.

(2) See Note 10 - Employee Benefit Plans for further information on postemployment benefit plans.

Note 21   Leases

The Company determines if a contract is or contains a lease at inception. The Company leases certain office, manufacturing, and warehouse facilities and equipment under operating leases, in addition to land on which certain office and manufacturing facilities reside. These operating leases expire from fiscal year 2027 to 2056.

Operating lease costs in fiscal years 2025, 2024, and 2023 were $1.5 million, $1.9 million, and $1.7 million, respectively. During fiscal year 2025, the Company executed a lease for a facility to expand our medical CMO footprint with the lease commencing in June 2025, including obtaining $10.6 million operating right-of-use assets in exchange for operating lease liabilities. The initial lease term is ten years and annual base rent of $1.8 million, increasing 3% each year.

The lease assets and liabilities, which exclude leases with terms of 12 months or less, as of June 30, 2025 and 2024, were as follows, amounts as of June 30, 2024 exclude the amounts classified as held for sale:

(Amounts in Thousands)		2025		2024
Operating lease right-of-use assets (included in Other Assets)	$	11,779	$	1,765
Operating lease liability, current (included in Accrued expenses)	$	520	$	623
Operating lease liability, noncurrent (included in Other long-term liabilities)	$	11,386	$	1,142
Weighted average remaining lease term in years - operating leases		9.6		3.8
Weighted average discount rate - operating leases		5.9%		4.0%

Cash payments for operating leases included in the measurement of lease liabilities in fiscal years 2025, 2024, and 2023 were $0.7 million, $1.4 million, and $1.1 million, respectively, and were included in Cash Flows from Operating Activities in the Consolidated Statements of Cash Flows.

Future lease payments as of June 30, 2025 are as follows:

(Amounts in Thousands)		
2026	$	1,442
2027		2,259
2028		2,125
2029		2,080
2030		2,050
Thereafter		12,205
Total undiscounted lease payments	$	22,161
Less: tenant allowance not yet received		4,617
Less: imputed interest		5,638
Present value of lease liabilities	$	11,906

Item 9 - *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A - *Controls and Procedures*

    (a) Evaluation of disclosure controls and procedures.

        Kimball Electronics maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon their evaluation of those controls and procedures performed, the Chief Executive Officer and Chief Financial Officer of the Company concluded that its disclosure controls and procedures were effective as of June 30, 2025.

    (b) Management's report on internal control over financial reporting.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted pursuant thereto, the Company included a report of management's assessment of the effectiveness of its internal control over financial reporting as part of this report. The effectiveness of the Company's internal control over financial reporting as of June 30, 2025 has been audited by the Company's independent registered public accounting firm. Management's report and the independent registered public accounting firm's attestation report are included in the Company's Consolidated Financial Statements under the caption entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

    (c) Changes in internal control over financial reporting.

        There have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2025 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B - *Other Information*

During the three months ended June 30, 2025, no officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C - *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10 - *Directors, Executive Officers and Corporate Governance*

Directors

The information required by this Item 10 with respect to Directors will be included in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Committees

The information required by this Item 10 with respect to the Audit Committee and its financial expert and with respect to the Nominating and ESG Committee's responsibility for establishing procedures by which Share Owners may recommend nominees to the Board of Directors will be included in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Information about Our Executive Officers

The information required by this Item 10 with respect to Executive Officers of the Registrant is included at the end of Part I of this Annual Report on Form 10-K and is incorporated herein by reference. Additional information about our Executive Officers will also appear in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K.

Compliance with Section 16(a) of the Exchange Act

The information required by this Item 10 with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 will be included in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Code of Ethics

Kimball Electronics has a code of ethics (its Code of Conduct) that applies to all of its employees, including the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer (functioning as Principal Accounting Officer). The code of ethics is posted on the Company's website at https://investors.kimballelectronics.com under Governance Documents. The Company's website and the information contained therein, or incorporated therein, are not intended to be incorporated into this Annual Report on Form 10-K. We will provide without charge, upon request, a copy of the Code of Conduct. Anyone wishing to obtain a copy should write to ATTN: Code of Conduct Requests, Secretary, Kimball Electronics, 1205 Kimball Boulevard, Jasper, IN 47546. It is our intention to disclose any amendments to the code of ethics on this website. In addition, any waivers of the code of ethics for directors or executive officers of the Company will be disclosed in a Current Report on Form 8-K.

Insider Trading Arrangements and Policies

Kimball Electronics has adopted insider trading policies and procedures governing the purchase, sale, and or other dispositions of the Company's securities by directors, officers, and employees that are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and any listing standards applicable to us. Our insider trading policy has been filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11 - *Executive Compensation*

The information required by this Item 11 will be included in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 12 - *Security Ownership of Certain Beneficial Owners and Management and Related Share Owner Matters*

Security Ownership

The information required by this Item 12 will be included in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this Item 12 will be included in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 13 - *Certain Relationships and Related Transactions, and Director Independence*

Relationships and Related Transactions

The information required by this Item 13 will be included in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Director Independence

The information required by this Item 13 will be included in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 14 - *Principal Accounting Fees and Services*

The information required by this Item 14 will be included in our definitive Proxy Statement to be filed no later than 120 days after the end of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 15 - *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as part of this report:

(1) Financial Statements:

The following consolidated financial statements of the Company are found in Item 8 and incorporated herein.

(2) Financial Statement Schedules:

Schedules other than those listed above are omitted because they are either not required or not applicable, or the required information is presented in the Consolidated Financial Statements.

(3) Exhibits

See the Index of Exhibits which immediately precedes the Signatures page in this Annual Report on Form 10-K for a list of the exhibits filed or incorporated herein as a part of this report.

Item 16 - *Form 10-K Summary*

None.

KIMBALL ELECTRONICS, INC.
INDEX OF EXHIBITS

Exhibit No.	Description	Form	Period Ending	Exhibit	Filing Date
			Incorporated by Reference		
2.1	Separation and Distribution Agreement by and between Kimball International, Inc. and Kimball Electronics, Inc.	8-K		2.1	11/3/2014
2.2 (c)(d)	Stock Purchase Agreement By and Among Kimball Electronics, Inc.("Seller"), The Sole Stockholder of Kimball Electronics Indiana, Inc. ("Company"); and Averna Test Systems Inc. ("Buyer") and Company Dated as of July 31, 2024	8-K		2.1	8/1/2024
3.1	Amended and Restated Articles of Incorporation of the Company	8-K		3.1	2/18/2021
3.2	Amended and Restated By-Laws of the Company	8-K		3.2	9/23/2024
4.1	Description of the Company's Registered Securities	*Filed Herewith*			
10.1 (a)	Kimball Electronics, Inc. Supplemental Employee Retirement Plan ("SERP")	10		10.8	9/4/2014
10.2 (a)	Kimball Electronics, Inc. Non-Employee Directors Stock Compensation Deferral Plan	8-K		10.1	10/25/2016
10.3	Amended and Restated Credit Agreement, dated as of May 4, 2022, among Kimball Electronics, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and Bank of America, N.A., as Documentation Agent	10-Q	3/31/2022	10.1	5/6/2022
10.4 (a)	Richard D. Phillips Job Offer Dated January 4, 2023	8-K		10.1	1/10/2023
10.5 (a)	Form of Fee Deferral Election Agreement under the Kimball Electronics, Inc. Non-Employee Directors Stock Compensation Deferral Plan	10-K	6/30/2023	10.5	8/24/2023
10.6 (a)	Form of Annual Retainer Fee Election Agreement under the Kimball Electronics, Inc. Non-Employee Directors Stock Compensation Deferral Plan	10-K	6/30/2023	10.6	8/24/2023
10.7 (a)	Kimball Electronics, Inc. Leadership Team Severance and Change in Control Plan	8-K		10.2	11/21/2023
10.8 (a)	Kimball Electronics, Inc. 2023 Equity Incentive Plan	8-K		10.1	11/21/2023
10.9 (a)(d)	Transition and Retention Agreement and General Release	8-K		10.1	8/1/2024
10.10 (a)	Form of Stock Award Notice for Performance Shares under Kimball Electronics, Inc. 2023 Equity Incentive Plan	10-K	6/30/2024	10.13	8/23/2024
10.11 (a)	Form of Stock Award Notice for Restricted Shares under Kimball Electronics, Inc. 2023 Equity Incentive Plan	10-K	6/30/2024	10.14	8/23/2024
10.12	Amended and Restated Credit Agreement, dated as of December 19, 2024, among Kimball Electronics, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and Bank of America, N.A., as Documentation Agent	8-K		10.1	12/20/2024
10.13 (a)	2024 KE Employee Profit Sharing Bonus Plan	10-Q	12/31/2024	10.2	2/6/2025
10.14 (a)	Amendments to the Company's Supplemental Employee Retirement Plan	10-Q	12/31/2024	10.3	2/6/2025
19	Insider Trading Policies and Procedures	*Filed Herewith*			
21	Subsidiaries of the Registrant	*Filed Herewith*			
23	Consent of Independent Registered Public Accounting Firm	*Filed Herewith*			
24	Power of Attorney	*Filed Herewith*			

Exhibit No.	Description	Incorporated by Reference			
		Form	Period Ending	Exhibit	Filing Date
31.1	Certification filed by Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*Filed Herewith*			
31.2	Certification filed by Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*Filed Herewith*			
32.1[b]	Certification furnished by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*Furnished Herewith*			
32.2[b]	Certification furnished by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*Furnished Herewith*			
97	Policy Relating to Recovery of Erroneously Awarded Compensation	*Filed Herewith*			
101.INS	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its Inline XBRL tags are embedded within the Inline XBRL document	*Filed Herewith*			
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*Filed Herewith*			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*Filed Herewith*			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*Filed Herewith*			
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*Filed Herewith*			
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*Filed Herewith*			
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	*Filed Herewith*			

[a] Constitutes management contract or compensatory arrangement.

[b] In accordance with Item 601(b)(32)(ii) of Regulation S-K, the certifications furnished in Exhibit 32.1 and 32.2 will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

[c] Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will supplementally furnish any of the omitted schedules or exhibits to the Securities and Exchange Commission upon request.

[d] Certain information contained in Exhibit 2.2 and Exhibit 10.9 has been excluded pursuant to Regulation S-K Item 601(b)(2) and (10) because it is both (1) not material and (2) of the type that the Company treats as private or confidential. The Registrant will supplementally furnish a copy of the unredacted exhibit to the Securities and Exchange Commission upon request; provided, however, that the Registrant may request confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMBALL ELECTRONICS, INC.

By: /s/ JANA T. CROOM
_____
Jana T. Croom
Chief Financial Officer
August 22, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

/s/ RICHARD D. PHILLIPS
_____
Richard D. Phillips
Chief Executive Officer and Director
August 22, 2025

/s/ JANA T. CROOM
_____
Jana T. Croom
Chief Financial Officer
August 22, 2025

/s/ ADAM M. BAUMANN
_____
Adam M. Baumann
Chief Accounting Officer
August 22, 2025

Signature	**Signature**

GREGORY J. LAMPERT *	COLLEEN C. REPPLIER *
Gregory J. Lampert	Colleen C. Repplier
Director	*Director*

ROBERT J. PHILLIPPY *	GREGORY A. THAXTON *
Robert J. Phillippy	Gregory A. Thaxton
Director	*Director*

HOLLY A. VAN DEURSEN *	MICHELE A. M. HOLCOMB, PhD *
Holly A. Van Deursen	Michele A. M. Holcomb, PhD
Director	*Director*

TOM G. VADAKETH *
Tom G. Vadaketh
Director

* The undersigned does hereby sign this document on my behalf pursuant to powers of attorney duly executed and filed with the Securities and Exchange Commission, all in the capacities as indicated:

Date

August 22, 2025

/s/ RICHARD D. PHILLIPS

Richard D. Phillips

As Attorney-In-Fact

Schedule II. - *Valuation and Qualifying Accounts*

Description	Balance at Beginning of Year	Additions (Reductions) to Expense	Adjustments to Other Accounts	Write-offs and Recoveries	Balance at End of Year
(Amounts in Thousands)					
Year Ended June 30, 2025					
Valuation Allowances:					
Receivables	$ 1,002	$ (15)	$ (138)	$ (747)	$ 102
Long-Term Receivables	$ 1,936	$ —	$ 1,868	$ —	$ 3,804
Deferred Tax Asset	$ 7,434	$ 7,176	$ 1,808	$ —	$ 16,418
Year Ended June 30, 2024					
Valuation Allowances:					
Receivables	$ 257	$ 1,039	$ —	$ (294)	$ 1,002
Long-Term Notes Receivable	$ —	$ 1,936	$ —	$ —	$ 1,936
Deferred Tax Asset	$ 4,254	$ 4,988	$ (1,808)	$ —	$ 7,434
Year Ended June 30, 2023					
Valuation Allowances:					
Receivables	$ 139	$ 86	$ 31	$ 1	$ 257
Deferred Tax Asset	$ 3,536	$ 718	$ —	$ —	$ 4,254

Exhibit 31.1


CERTIFICATION PURSUANT TO
RULE 13a-14(a)/15d-14(a),
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Richard D. Phillips, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimball Electronics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 22, 2025

/s/ RICHARD D. PHILLIPS

RICHARD D. PHILLIPS
Chief Executive Officer and Director

Exhibit 31.2


CERTIFICATION PURSUANT TO
RULE 13a-14(a)/15d-14(a),
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Jana T. Croom, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimball Electronics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 22, 2025

/s/ JANA T. CROOM

JANA T. CROOM
Chief Financial Officer

Exhibit 32.1


CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Kimball Electronics, Inc. (the "Company") on Form 10-K for the period ended June 30, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard D. Phillips, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Date: August 22, 2025

/s/ RICHARD D. PHILLIPS
RICHARD D. PHILLIPS
Chief Executive Officer and Director

Exhibit 32.2


CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Kimball Electronics, Inc. (the "Company") on Form 10-K for the period ended June 30, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jana T. Croom, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 22, 2025

/s/ JANA T. CROOM
JANA T. CROOM
Chief Financial Officer

LEADERSHIP
Board of Directors

Robert J. Phillippy
Chairperson of the Board

Michele A.M. Holcomb, Ph.D.
Director

Gregory J. Lampert
Director

Richard D. Phillips
Director

Colleen C. Repplier
Director

Gregory A. Thaxton
Director

Tom G. Vadaketh
Director

Holly A. Van Deursen
Director

Executive Officers

Richard D. Phillips
Chief Executive Officer

Adam M. Baumann
Chief Accounting Officer

Jana T. Croom
Chief Financial Officer

Jessica L. DeLorenzo
Chief Human
Resources Officer

Douglas A. Hass
Chief Legal & Administrative
Officer, Secretary

Steven T. Korn
Chief Operating Officer

Kathy R. Thomson
Chief Commercial Officer

Kimball Electronics Executive Leadership Team (L to R):
Steve Korn, Kathy Thomson, Ric Phillips, Jessica DeLorenzo, Jana Croom, Doug Hass



CORPORATE INFORMATION
Form 10-K Report

A copy of our Annual Report on Form 10-K to the Securities and Exchange Commission is available on our website at investors.kimballelectronics.com. We will provide without charge, upon request, a copy of the Form 10-K or our Code of Conduct. Anyone wishing to obtain a copy should write to ATTN: Secretary, Kimball Electronics, 1205 Kimball Boulevard, Jasper, IN 47546.

Transfer Agent and Registrar of the Common Stock
Share Owners with questions concerning address changes, registration changes, lost share certificates, or transferring shares may contact:

Mail
Broadridge Shareholder Services
c/o Broadridge Corporate
Issuer Solutions
PO Box 1342
Brentwood, NY 11717-0718
shareholder@broadridge.com
1-303-562-9275 or
1-888-789-8606

Overnight Mail
Broadridge Shareholder
Services
c/o Broadridge Corporate
Issuer Solutions
1155 Long Island Avenue
Edgewood, NY 11717-8309
Attn: IWS

Website
shareholder.broadridge.com

Kimball® Electronics

WORLD HEADQUARTERS
Kimball Electronics, Inc.
1205 Kimball Blvd.
Jasper, IN 47546

www.kimballelectronics.com